As filed with the Securities and Exchange Commission on February 9, 2012

File No. 333-179429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

BIONOVO, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-5526892
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5858 Horton Street
Suite 400
Emeryville, California 94608
(510) 601-2000

(Address, including zip code, and telephone number,
including area code, of registrant’s principal place of business)

Isaac Cohen
Chairman and Chief Executive Officer
Bionovo, Inc.
5858 Horton Street, Suite 400
Emeryville, CA 94608
(510) 601-2000

(Name, address, including zip code, and telephone number,
including area code, of registrant’s agent for service)

Copies to:

Robert H. Cohen Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 (212) 801-9200 (phone) (212) 801-6400 (facsimile)	Richard S. Frazer Pryor Cashman LLP 7 Times Square New York, New York 10036 (212) 421-4100 (phone) (212) 326-0806 (facsimile)

Approximate date of commencement of proposed sale to the public. As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Registration Fee
Convertible preferred stock	$25,000,000	$2,865.00
Warrants to purchase common stock, par value $.0001	(2)	—
240,000,000 shares of common stock, par value $0.0001, issuable upon exercise of the warrants	—	—	(3)
Total Registration Fee	$25,000,000	$2,865.00	(4)

(1)	Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)	The warrants to purchase common stock will be issued with the convertible preferred stock for no additional consideration.
(3)	Pursuant to Rule 457(i), no separate registration fee is required for the shares of common stock to be issued upon exercise of the warrants covered by this registration statement. The exercise of the warrants have been included in the proposed maximum offering price of the warrants pursuant to Rule 457(i). Pursuant to Rule 416 under the Securities Act of 1933, the securities registered hereunder shall include an indeterminate number of shares of common stock that may be issued in connection with the anti-dilution provisions or stock splits, stock dividends, recapitalizations or similar events upon the conversion of the convertible preferred stock and upon exercise of the warrants.
(4)	The registrant previously paid a registration fee of $1,146.00.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2012

$25,000,000 of Convertible Preferred Stock and
Warrants to Purchase Common Stock
(including up to 240,000,000 shares of common stock
issuable from time to time upon exercise of the Warrants)

We are offering:

•	$25,000,000 of Series B convertible preferred stock, or Preferred Stock;
•	Warrants to purchase 75% of the number of shares of common stock that the holders of Preferred Stock would receive upon conversion of the Preferred Stock at the original conversion price; and
•	up to 240,000,000 shares of common stock issuable from time to time upon exercise of the Warrants.

The $25,000,000 of Preferred Stock will be issued in multiple closings as follows: (i) $4,000,000 of Preferred Stock and related Warrants at the initial closing; (ii) $6,000,000 of Preferred Stock and related Warrants at a second closing, subject to certain conditions; (iii) $7,500,000 of Preferred Stock and related Warrants at a third closing, subject to certain conditions; and (iv) $7,500,000 of Preferred Stock and related Warrants at a fourth closing, subject to certain conditions.

The Preferred Stock will be fully redeemed on the 60th trading day anniversary of the issuance date (or in the case of Preferred Stock issued in the first closing, the 40th trading day anniversary). The Preferred Stock are entitled to partial redemption amortization payments. The Preferred Stock is also convertible at any time, in whole or in part, at the option of the holders into shares of our common stock at a conversion price set forth in the certificate of designations of the preferred stock.

Holders of the Preferred Stock shall have an option to exchange up to $4,999,999 of Preferred Stock for senior unsecured convertible notes, which notes shall have substantially the same terms as the Preferred Stock.

The Warrants are immediately exercisable and, in the aggregate, entitle the holders of the Warrants to purchase up to an aggregate number of shares of our common stock equal to 75% of the number of shares of common stock the holders of Preferred Stock would receive upon conversion of the Preferred Stock at the original conversion price. The Warrants are exercisable for a period of 5 years at an exercise price equal to 110% of the original conversion price, or Warrant Exercise Price, which price is subject to adjustment. The Warrants include both cash and cashless exercise provisions. See “Description of Securities We Are Offering” for a more complete description of the terms and conditions of the Preferred Stock, Warrants and Notes.

As of the date of this filing, our common stock is listed on the OTC Link Platform under the ticker symbol “BNVI.PK.” On February 7, 2012, the last reported sales price of our common stock on the OTC Link Platform was $0.13 per share.

There is no established public trading market for the Preferred Stock or Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Preferred Stock or Warrants on any national securities exchange.

Our business and an investment in our securities involve significant risks. See “Risk Factors” beginning on page 7 of this prospectus to read about factors that you should consider before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Cowen and Company

February [  ], 2012

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the applicable dates, regardless of the time of delivery of this prospectus or the time of issuance or sale of any securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

SUMMARY

The following summary provides an overview of certain information about our company and the offering and may not contain all the information that may be important to you. This summary is qualified in its entirety by and should be read together with the information contained in, or incorporated by reference into, other parts of this prospectus. You should carefully read this entire prospectus before making a decision about whether to invest in our securities.

Bionovo, Inc.

Company Overview

We are a clinical stage drug discovery and development company focusing on women’s health and cancer, two large markets with significant unmet needs. Building on our understanding of the biology of menopause and cancer, we design new drugs derived from botanical sources which have novel mechanisms of action. Based on the results of our clinical trials and preclinical studies to date, we believe that we have discovered new classes of drug candidates with the potential to be leaders in their markets.

Our lead drug candidate, MenerbaTM (formerly MF-101), represents a new class of receptor sub-type selective estrogen receptor modulator (SERM), for the treatment of vasomotor symptoms of menopause, or “hot flashes.” We have designed Menerba to selectively modulate estrogen receptor beta (ER§) and we believe it could provide a safe and effective alternative to existing Food and Drug Administration (FDA) approved therapies that pose a significant risk to women for developing breast cancer, stroke, cardiovascular disease, blood clots and other serious diseases. In preclinical studies, Menerba does not lead to tumor formation in either breast or uterine tissues and it does not increase the risk for clotting. This characteristic, if confirmed in clinical testing, would differentiate Menerba from some existing therapies and other hormone-based therapies in clinical development. We announced in 2007 the results of our completed, multicenter, randomized, double-blinded, placebo-controlled Phase 2 trial, involving 217 women, which showed the higher of two Menerba doses tested was well tolerated and resulted in a statistically significant reduction of hot flashes after 12 weeks of treatment. In addition, treatment with the higher of the two doses of Menerba led to a statistically significant reduction in nighttime awakenings when compared to placebo, which represents superior efficacy to existing non-hormonal therapies in development. Following agreement with the FDA as to the clinical and non-clinical studies necessary for progression of Menerba to a New Drug Application (NDA) we are proceeding with Phase 3 clinical testing at multiple clinical sites in the U.S. We believe that Menerba’s novel mechanism of action could lead to a more favorable safety profile than currently approved hormone therapies (HT) and other therapies under development and testing.

Although we are focusing our resources primarily on the development of Menerba, we have a diverse pipeline of additional clinical and preclinical drug candidates in both women’s health and cancer, which we may pursue if additional funding becomes available. As part of our pipeline, we are developing BezielleTM, an oral anticancer agent for advanced breast cancer. Unlike most other anticancer drugs and drug candidates, which try to control cancer through genomic and proteomic signaling pathways, Bezielle is designed to take advantage of a unique metabolism of cancer cells, with a well-characterized mechanism of action which leads to very selective tumor cell DNA damage and the death of cancer cells, without lasting harm to normal cells. This is accomplished by Bezielle’s secondary inhibition of glycolysis, a metabolic pathway on which cancer cells rely for energy production. Glycolysis inhibition leads to energy collapse in the cells and results in death of cancer cells. Since normal cells do not rely for the most part on glycolysis for energy production, they are not killed by Bezielle. Based on our clinical and pre-clinical studies, we believe that Bezielle may have a preferential effect on hormone-independent cancers, a subset with few treatment options. To date, 48 women with metastatic breast cancer have been treated with Bezielle in two separate Phase 1 clinical trials. As predicted by the mechanism of action, Bezielle had very limited toxicities with an extremely favorable tolerability profile. Moreover, Bezielle showed encouraging clinical activity among a cohort of women with metastatic breast cancer who had been heavily pretreated with other regimens. A Phase 2 trial has been reviewed by the FDA and the institutional review boards (“IRBs”) at several prestigious breast cancer clinical sites in the U.S. We will need to obtain additional funding to commence this open-label, non-randomized trial in 80 women diagnosed with metastatic breast cancer who have failed no more than two prior chemotherapy regimens. We believe that Bezielle’s novel mechanism of action and favorable tolerability profile could lead to preferential use over existing drugs in the treatment of advanced breast cancer, and potentially in the broader, adjuvant care of breast cancer. We also plan to evaluate Bezielle for the treatment of other forms of cancer, including pancreatic cancer and adjuvant use in breast cancer. We have also prepared an investigational new drug, or IND, application and plan to initiate a Phase 1 trial for our second women’s health drug candidate, SealaTM (formerly VG101), for the treatment of post-menopausal vulvar and vaginal atrophy, or “vaginal dryness.” We have identified or begun preclinical work on other drug candidates for a variety of indications within women’s health and cancer. We have internally discovered and developed all of our drug candidates using our proprietary biological and chemical techniques.

Our drug development process utilizes botanical sources, used in Traditional Chinese Medicine, believed to produce biologically active compounds. We apply our clinical knowledge, experience with natural compounds and knowledge of proper scientific screening tools to isolate and purify botanical compounds and extracts for pharmaceutical development. In June 2004, the FDA released a document to provide drug developers with guidance on the development of botanical drugs. This guidance states that applicants may submit reduced documentation of nonclinical (preclinical) safety to support an IND application for initial clinical studies of botanicals that have been legally marketed in the U.S. and/or a foreign country as dietary supplements without raising any known safety concerns. The first botanical extract drug developed pursuant to these guidelines was approved by the FDA in October 2006. To date, all of our drug candidates are derived from botanical extracts and are being developed by following this FDA guidance. In addition, we have identified active chemical components underpinning the mechanism of action for all of our drug candidates, and in some cases, we have developed synthetic methods of production.

We expect to continue to incur significant operating losses over the next few years, and do not expect to generate profits until and unless Menerba or one of our other drug candidates has been approved and is being marketed with commercial partners.

Recent Developments

As of December 31, 2011, we had $2.5 million in cash and cash equivalents and $0.5 million in short-term securities, for a total of $3.0 million. If we are not successful our efforts to raise additional funds by the end of the first quarter of 2012, we may be required to delay, reduce the scope of, or eliminate one or more of our development programs or discontinue operations altogether.

Corporate Information

Our principal executive offices are located at 5858 Horton Street, Suite 400, Emeryville, California 94608, and our telephone number is (510) 601-2000. Our website is located at www.bionovo.com. Information on our website is not, and should not be considered, part of this prospectus.

THE OFFERING

Securities being offered by us
$25,000,000 of Series B convertible preferred stock, or Preferred Stock; and warrants, or Warrants, to purchase 75% of the number of shares of common stock the holders of Preferred Stock would receive upon conversion of the Preferred Stock at the Original Conversion Price; and up to 240,000,000 shares of common stock issuable from time to time upon exercise of the Warrants.
The securities being offered are collectively referred to in this prospectus as the “securities.”
Use of proceeds
Assuming we execute each of the four closings, we currently intend to use the net proceeds of this offering to partially finance our Phase 3 clinical trial for Menerba and for general corporate purposes, including capital improvements for manufacturing capacity, working capital and other Menerba non-clinical and clinical trials. For a more complete description of our intended use of proceeds from this offering, see “Use of Proceeds.”
Risk Factors
Investing in our securities involves a high degree of risk. You should carefully review and consider the “Risk Factors” section of this prospectus for a discussion of factors to consider before deciding to invest in the securities.
OTC Link Platform Symbol
BNVI.PK
Issuance of the Preferred Stock
$25,000,000 of Preferred Stock issued in multiple closings as follows:
• $4,000,000 of Preferred Stock and related Warrants at the first closing;
• $6,000,000 of Preferred Stock and related Warrants at a second closing, subject to certain conditions;
• $7,500,000 of Preferred Stock and related Warrants at a third closing, subject to certain conditions; and
• $7,500,000 of Preferred Stock and related Warrants at a fourth closing, subject to certain conditions.
The second closing of issuances of Preferred Stock is subject to customary closing conditions for transactions of this type including, without limitation, the satisfaction of equity conditions and each of the following conditions:
• the number of authorized shares of our common stock must be at least 1,500,000,000 (which will require shareholder approval at a special meeting to be called for that purpose); and

•

all Preferred Stock issued in prior closings must have been redeemed or converted in full and any outstanding senior convertible notes issued in exchange for any Preferred Stock must have been repaid or converted in full.

Each share of Preferred Stock shall have a value, or Stated Value, of $10,000 per share.
See “Description of Securities We Are Offering—Preferred Stock”

Exchange of Preferred Stock for Notes
Holders of the Preferred Stock, in the aggregate, shall have the ability to exchange up to $4,999,999 in Stated Value of Preferred Stock on a $1:$1 basis for senior convertible notes issued by us. The terms of the senior convertible notes issued in any exchange will have substantially similar provisions to those in the certificate of designations for the Preferred Stock and will mature on the Mandatory Redemption Date applicable to the Preferred Stock for which it was exchanged.
Mandatory Redemption of the Preferred Stock
We will redeem the Preferred Stock on the 60th trading day anniversary of its issuance date (or in the case of Preferred Stock issued in the first closing, the 40th trading day anniversary).
Conversion Rights
The Preferred Stock is convertible at any time, in whole or in part, at the option of the holders into shares of our common stock at a conversion price, which is subject to adjustment as described below. The Preferred Stock is initially convertible into shares of our common stock at the original conversion price, which is equal to the lower of (a) the last closing bid price of the common stock prior to the execution of the definitive documents and (b) the average of the volume weighted average prices of the common stock for the five trading days ending on the date of execution of the definitive documents.
From time to time, while the Preferred Stock remains outstanding, each holder of Preferred Stock can elect to change the conversion price to a floating conversion price equal to 80% of the closing price of the common stock on the trading day so elected. On such trading day, the holder of Preferred Stock may convert all or any portion of its Preferred Stock. This election to change the conversion price to a floating conversion price may not be exercised on more than five trading days (which trading days do not have to be consecutive) during any calendar month.
Anti-dilution adjustments
The original conversion price is subject to adjustment for stock splits, combinations or similar events. The original conversion price is also subject to a “full ratchet” anti-dilution adjustment where if we issue, or are deemed to have issued, specified securities at a price lower than the then applicable original conversion price, the original conversion price will immediately reduce to equal the price at which we issue or are deemed to have issued our common stock.
Redemption of Preferred Stock
Commencing on the fifth trading day following the applicable initial issuance date of the Preferred Stock and continuing on each subsequent fifth trading day thereafter, we have agreed to redeem a portion of the stated value of the outstanding Preferred Stock. The redeemable portion of the Preferred Stock will equal one-twelfth (or in the case of Preferred Stock issued in the first closing, one-eighth) of the aggregate stated value of the Preferred Stock.
We may elect to pay such redeemable portion of the Preferred Stock in cash or shares of our common stock, at our election, subject to the satisfaction of certain conditions See “Description of Securities We Are Offering—Payment of Stated Value” and “Description of Securities We Are Offering—Equity Conditions.”

Triggering Events
The Preferred Stock contains a variety of triggering events which are typical for transactions of this type, as well as the following events:

•

If for five consecutive days or for more than 10 days in any 365-day period (other than allowable grace periods) we are not in compliance with the current public information requirements of Rule 144(c) under the Securities Act and a registration statement for the resale of the Preferred Stock, Warrants and shares issuable upon exercise of the Warrants is not effective.

• Our common stock is not trading or listed on an eligible market or exchange for more than 5 consecutive trading days;
• We have not issued shares of common stock due upon conversion of Preferred Stock or exercise of a Warrant for more than 5 trading days; or
• We have notified a holder of our intention not to comply with a request for conversion or exercise.
Covenants
The Preferred Stock contains a variety of obligations on our part not to engage in specified activities, which are typical for transactions of this type, as well as the following covenants:
• The payments due under the Preferred Stock will rank senior to all our other capital stock and we shall not issue any capital stock that is senior or pari passu with the Preferred Stock.
• We and our subsidiaries will not incur any indebtedness that may be senior to or pari passu with any senior convertible notes that may be issued in exchange for Preferred Stock.
• We and our subsidiaries will not incur any liens, except for customary statutory liens or liens incurred by operation of law liens.
• We may not sell or issue any equity or equity-linked securities with variable or “floating” conversion prices based on the market price of our common stock.

•

We may not declare or pay dividends, or make any other distributions, on shares of stock ranking junior to (either as to dividends or upon liquidation, dissolution or winding up), the Preferred Stock.

Subsequent Offerings
The holders of the Preferred Stock are entitled to participate up to an aggregate amount of 40% of any of our future equity or equity-linked offerings for a two year period from the date of the last completed closing of any issuance of Preferred Stock.
Limitations on Conversion
The Preferred Stock may not be converted if, after giving effect to the conversion, an initial holder of such Preferred Stock together with its affiliates would beneficially own in excess of 9.99% of our outstanding shares of common stock.
Warrants
Warrants to purchase up to an aggregate number of shares of our common stock equal to 75% of the number of shares of common stock the holders of Preferred Stock would receive upon conversion of the Preferred Stock at the original conversion price will be offered in this offering. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the Warrants.
Warrant exercise price
The warrants are exercisable for a period of 5 years at an exercise price equal to 110% of the original conversion price, which price is subject to adjustment.
Warrant exercisability and expiration
The Warrants will be exercisable immediately after the original date of issuance and will expire on the fifth anniversary of the issuance date.
Anti-dilution adjustments
The warrant exercise price is subject to adjustment for stock splits, combinations or similar events, and, in this event, the number of shares issuable upon the exercise of the Warrant will also be adjusted so that the aggregate warrant exercise price shall be the same immediately before and immediately after the adjustment. In addition, the warrant exercise price is also subject to a “full ratchet” anti-dilution adjustment.
Adjustments to exercise price upon reverse stock split
If we announce and/or consummate a reverse stock split of our common stock at any time while the Warrants are outstanding and the arithmetic average of the volume average weighted price of the common stock for the five trading day period beginning on the trading day immediately following the announcement or consummation date, as applicable, is below the then existing warrant exercise price, the warrant exercise price shall be reduced to equal that lower price.
Limitations on Exercise
The Warrants may not be exercised if, after giving effect to the exercise, an initial holder of such Warrants together with its affiliates would beneficially own in excess of 9.99% of our outstanding shares of common stock.
Fundamental Transactions
The Warrants will contain standard provisions relating to fundamental transactions. When there is a fundamental transaction involving a change of control, a holder of a Warrant a will have the right to force us to repurchase the holder’s Warrant for a purchase price in cash equal to the Black Scholes value (as calculated under the Warrants) of the then unexercised portion of the Warrant.

Except as otherwise indicated, all information in this prospectus reflects the 1-for-5 reverse stock split of our outstanding common stock that was effective on August 30, 2010. Our common stock began trading on a split-adjusted basis on The Nasdaq Capital Market at the opening of trading on August 31, 2010. On February 7, 2012, we filed a Form 25 with the SEC to effect the voluntary delisting of our common stock from The NASDAQ Capital Market and our common stock began trading on the OTC Link Platform under the trading symbol “BNVI.PK”.

RISK FACTORS

Investing in our securities has a high degree of risk. Before making an investment in our securities, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those that we believe are the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. Additional risks and uncertainties not currently known or that are currently considered to be immaterial may also materially and adversely affect our business. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We have a history of net losses, which we expect to continue for the foreseeable future and, as a result, we are unable to predict the extent of any future losses or when, if ever, we will become profitable or if we will be able to continue as a going concern.

We are a development stage company which commenced operations in 2002, and we are subject to all of the risks associated with having a limited operating history and pursuing the development of new products. Our cash flows may be insufficient to meet expenses relating to our operations and the development of our business, and may be insufficient to allow us to develop our products. We currently conduct research and development to develop women’s health and anticancer drugs. We do not know whether we will be successful in the development of such products. From inception through September 30, 2011, we have a deficit accumulated during the development stage of approximately $87.1 million, and for the nine months ended September 30, 2011, we experienced a net loss of approximately $13.5 million. Our net loss for fiscal year ended December 31, 2010 was $17.7 million and for the fiscal year ended December 31, 2009 was $16.4 million. Our net loss for the fiscal year ended December 31, 2008 was $16.7 million, and for the fiscal year ended December 31, 2007 was $12.9 million. To date, we have mainly recognized revenues from a technology license, research services, and government grants. On October 15, 2007, we terminated the technology license agreement. We do not anticipate generating significant revenues from sales of our products, if approved, for at least several years, if at all. All of our product candidates are in development and none have been approved for commercial sale. We expect to increase our operating expenses over the next several years as we expand clinical trials for our product candidates currently in clinical development, including Menerba and Bezielle, advance our other women’s health and anticancer product candidates into clinical trials, expand our research and development activities, and seek regulatory approvals and eventually engage in commercialization activities in anticipation of potential FDA approval of our product candidates. Because of the numerous risks and uncertainties associated with developing our product candidates and their potential for commercialization, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and sustain profitability, the market value of our common stock will likely decline and we may not be able to continue as a going concern.

We have a limited operating history and are considered a development stage company.

We are considered a development stage company for accounting purposes because we have not generated any material revenues to date. Accordingly, we have limited relevant operating history upon which an evaluation of our performance and prospects can be made. We are subject to all of the business risks associated with a new enterprise, including risks of unforeseen capital requirements, failure of market acceptance, failure to establish business relationships and competitive disadvantages as against larger and more established companies.

Our product development and commercialization involves a number of uncertainties, and we may never generate sufficient revenues from the sale of potential products to become profitable.

We have generated no significant revenues to date. To generate revenue and to achieve profitability, we must successfully develop, clinically test, market and sell our potential products. Even if we generate revenue and successfully achieve profitability, we cannot predict the level of that profitability or whether it will be sustainable. We expect that our operating results will fluctuate from period to period as a result of differences in when we incur expenses and receive revenues from sales of our potential products, collaborative arrangements and other sources. Some of these fluctuations may be significant.

All of our products in development will require extensive additional development, including preclinical testing and human studies, as well as regulatory approvals, before we can market them. We cannot predict if or when any of the products we are developing or those being co-developed with us will be approved for marketing. There are many reasons that we or our collaborative partners may fail in our efforts to develop our potential products, including the possibility that:

•	preclinical testing or human studies may show that our potential products are ineffective or cause harmful side effects;
•	the products may fail to receive necessary regulatory approvals from the FDA or foreign authorities in a timely manner, or at all;
•	the products, if approved, may not be produced in commercial quantities or at reasonable costs;
•	the potential products, once approved, may not achieve commercial acceptance;
•	regulatory or governmental authorities may apply restrictions to our potential products, which could adversely affect their commercial success; or
•	the proprietary rights of other parties may prevent us or our partners from marketing our potential products.

Our drug development programs will require substantial additional future funding which could hurt our operational and financial condition.

Our drug development programs require substantial additional capital to successfully complete them, arising from costs to:

•	conduct research, preclinical testing and human studies;
•	establish pilot scale and commercial scale manufacturing processes and facilities; and
•	establish and develop quality control, regulatory and administrative capabilities to support these programs.

Our future operating and capital needs will depend on many factors, including the following:

•	the pace of scientific progress in our research and development programs and the magnitude of these programs;
•	the scope and results of preclinical testing and human studies;
•	the time and costs involved in obtaining regulatory approvals;
•	the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
•	competing technological and market developments;
•	our ability to establish additional collaborations;
•	changes in our existing collaborations;
•	the cost of manufacturing scale-up; and
•	the effectiveness of our commercialization activities.

We base our outlook regarding the need for funds on many uncertain variables. Such uncertainties include regulatory approvals, the timing of events outside our direct control such as negotiations with potential strategic partners and other factors. Any of these uncertain events can significantly change our cash requirements as they determine such one-time events as the receipt of major milestones and other payments.

If additional funds are required to support our operations and we are unable to obtain them on favorable terms, we may be required to cease or reduce further development or commercialization of our potential products, to sell some or all of our technology or assets or to merge with another entity.

Our potential products face significant regulatory hurdles prior to marketing which could delay or prevent sales. These regulatory hurdles include both clinical development requirements and chemistry manufacturing and control (CMC) requirements.

Before we obtain the approvals necessary to sell any of our potential products, we must show through preclinical studies and human testing that each potential product is safe and effective. We have a number of products moving toward or currently in clinical trials. Failure to show any potential product’s safety and effectiveness would delay or prevent regulatory approval of the product and could adversely affect our business. The clinical trial process is complex and uncertain. The results of preclinical studies and initial clinical trials may not necessarily predict the results from later large-scale clinical trials. In addition, clinical trials may not demonstrate a potential product’s safety and effectiveness to the satisfaction of the regulatory authorities. A number of companies have suffered significant setbacks in advanced clinical trials or in seeking regulatory approvals, despite promising results in earlier trials.

The rate at which we complete our clinical trials depends on many factors, including our ability to obtain adequate supplies of the potential products to be tested and patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in patient enrollment may result in increased costs and longer development times. In addition, future collaborative partners may have rights to control product development and clinical programs for products developed under the collaborations. As a result, these collaborators may conduct these programs more slowly or in a different manner than we had expected. Even if clinical trials are completed, we or our collaborative partners still may not apply for FDA approval in a timely manner or the FDA still may not grant approval.

In addition, the process development and manufacturing of potential products is subject to extensive government regulation, including by the FDA, DEA and state and other territorial authorities. The FDA administers processes to ensure that marketed products are safe, effective, and consistently uniform, of high quality and marketed only for approved indications. These quality assurance processes are complex and difficult for a new company to implement. Failure to comply with applicable regulatory requirements can result in sanctions up to the suspension of regulatory approval as well as civil and criminal sanctions. A number of companies have suffered significant setbacks in clinical development and in seeking regulatory approvals, despite their best efforts in the development of quality systems.

Failure to obtain regulatory approvals in foreign jurisdictions would prevent us from marketing our products internationally.

We intend to have our product candidates marketed outside the United States. In order to market products in the European Union, Asia and many other non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. We may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The approval procedure varies among countries and can involve additional and costly clinical testing and data review. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. The failure to obtain these approvals could harm our business and result in decreased revenues.

We expect to rely heavily on collaborative relationships and termination of any of these programs could reduce the financial resources available to us, including research funding and milestone payments.

Our strategy for developing and commercializing many of our potential products, including products aimed at large markets, includes entering into collaborations with corporate partners, licensors, licensees and others.

These collaborations may provide us with funding and research and development resources for potential products. These agreements also may give our collaborative partners significant discretion when deciding whether or not to pursue any development program. Our collaborations may not be successful.

In addition, our collaborators may develop drugs, either alone or with others, which compete with the types of drugs they currently are developing with us. This could result in less support and increased competition for our programs. If any of our collaborative partners breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully, our product development under these agreements may be delayed or terminated.

We may have disputes in the future with our collaborators, including disputes concerning who owns the rights to any technology developed. These and other possible disagreements between us and our collaborators could delay our ability and the ability of our collaborators to achieve milestones or our receipt of other payments. In addition, any disagreements could delay, interrupt or terminate the collaborative research, development and commercialization of certain potential products, or could result in litigation or arbitration. The occurrence of any of these problems could be time-consuming and expensive and could adversely affect our business.

There is a substantial risk of product liability claims in our business. If we are unable to obtain sufficient insurance, a product liability claim against us could adversely affect our business.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face even greater risks upon any commercialization by us of our product candidates. We have product liability insurance covering our clinical trials at a level appropriate for the industry, which we currently believe is adequate to cover any product liability exposure we may have. Clinical trial and product liability insurance is volatile and may become increasingly expensive. As a result, we may be unable to obtain sufficient insurance or increase our existing coverage at a reasonable cost to protect us against losses that could have a material adverse effect on our business. An individual may bring a product liability claim against us if one of our products or product candidates causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any product liability claim brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;
•	an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, or at all;
•	withdrawal of clinical trial volunteers or patients;
•	damage to our reputation and the reputation of our products, resulting in lower sales;
•	regulatory investigations that could require costly recalls or product modifications;
•	litigation costs; and/or
•	the diversion of management’s attention from managing our business.

Claims relating to any improper handling, storage or disposal of biological and hazardous materials by us could be time-consuming and costly.

Our research and development activities in our Hayward, California and Emeryville, California facilities involve, the controlled storage, use and disposal of hazardous materials. We are subject to government regulations relating to the use, manufacture, storage, handling and disposal of hazardous materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result or we could be penalized with fines, and any liability could exceed the limits of or fall outside our insurance coverage. We may not be able to maintain insurance on acceptable terms, or at all. Further, we could be required to incur significant costs to comply with current or future environmental laws and regulations.

If we cannot maintain manufacturing arrangements with third parties on acceptable terms, or if these third parties do not perform as agreed, the development or marketing of our product candidates could be delayed or otherwise materially and adversely affected.

In 2011 we completed the construction and commissioning of a pilot manufacturing plant for clinical trial supply for Menerba. This facility will not be sufficient for the commercial manufacture of the drug. We may be relying upon third-party manufacturers to provide significant portions of our supply chain for our drug-product. We will depend on these third-party manufacturers to perform their obligations in a timely manner and in accordance with applicable governmental regulations. Our third-party manufacturers may encounter difficulties with meeting our requirements, including problems involving:

•	inconsistent production yields;
•	poor quality control and assurance or inadequate process controls; and/or
•	lack of compliance with regulations set forth by the FDA or other foreign regulatory agencies.

These contract manufacturers may not be able to manufacture for us at a cost or in quantities necessary to make them commercially viable. We also have no control over whether third-party manufacturers breach their agreements with us or whether they may terminate or decline to renew agreements with us. To date, our third party manufacturers have met our manufacturing requirements, but we cannot assure you that they will continue to do so. Furthermore, changes in the manufacturing process or procedure, including a change in the location where the drug is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval in accordance with the FDA’s current Good Manufacturing Practices, or cGMPs, as well as other applicable regulations. There are comparable foreign requirements. This potential review may be costly and time-consuming and could delay or prevent the launch of a product. The FDA or similar foreign regulatory agencies at any time may also implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products. If we or our contract manufacturers are unable to comply, we or they may be subject to regulatory action, civil actions or penalties.

If we are unable to enter into agreements with additional manufacturers on commercially reasonable terms, or if there is a poor manufacturing performance on the part of our third party manufacturers, we may not be able to complete development of, or market, our product candidates.

If we cannot rely on third-party manufacturers, we will be required to incur significant costs and devote significant efforts to establish our own manufacturing facilities and capabilities. We do not have any commercial manufacturing experience, nor do we currently have any commercial manufacturing facilities and we must incur significant costs to develop this expertise. We may encounter difficulties in developing our manufacturing capacity and in manufacturing our products in commercial quantities, including, but not limited to: (i) maintaining product yields; (ii) maintaining quality control and assurance; (iii) providing component and service availability; (iv) maintaining adequate control policies and procedures; and (v) hiring and retaining qualified personnel. Difficulties encountered in developing our manufacturing could have a material adverse effect on our business, financial condition and results of operations. We cannot provide assurance that we will be able to successfully develop commercial manufacturing capacity by ourselves in a timely fashion or on an economically favorable basis.

If we lose the services of our co-founders who serve as directors and officers of our company, our operations could be disrupted and our business could be harmed.

Our business plan relies significantly on the continued services of our co-founders, Isaac Cohen and Mary Tagliaferri. If we were to lose the services of one or both of them, our ability to continue to execute our business plan could be materially impaired. Neither Mr. Cohen nor Dr. Tagliaferri has indicated they intend to leave our company, and we are not aware of any facts or circumstances that suggest either of them might leave us.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to annually furnish a report by our management on our internal control over financial reporting. Such report must contain, among other matters, an assessment by our principal executive officer and our principal financial officer on the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective as of the end of our fiscal year. This assessment must include disclosure of any material weakness in our internal control over financial reporting identified by management. Performing the system and process documentation and evaluation needed to comply with Section 404 is both costly and challenging. In the future if any material weaknesses are identified in our internal control over financial reporting, neither our management nor our independent registered public accounting firm will be able to assert that our internal control over financial reporting or our disclosure controls and procedures are effective, and we could be required to further implement expensive and time-consuming remedial measures. We cannot be certain that any measures we take will ensure that we implement and maintain adequate internal control over financial reporting and that we will remediate any material weaknesses. We have used third-party contractors to maintain effective internal control over financial reporting since 2007. However, if we fail to maintain effective internal control over financial reporting or disclosure controls and procedures, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the Securities and Exchange Commission, or SEC or other regulatory authorities.

The current global economic environment poses severe challenges to our business strategy, which relies on access to capital from the markets and our collaborators, and creates other financial risks for us.

The global economy, including credit markets and the financial services industry, has been experiencing a period of substantial turmoil and uncertainty. These conditions have generally made equity and debt financing more difficult to obtain, and may negatively impact our ability to complete financing transactions. The duration and severity of these conditions is uncertain, as is the extent to which they may adversely affect our business and the business of current and prospective collaborators and vendors. If the global economy does not improve or worsens, we may be unable to secure additional funding to sustain our operations or to find suitable partners to advance our internal programs, even if we receive positive results from our research and development or business development efforts.

We maintain a portfolio of investments in marketable debt securities which are recorded at fair value. Although we have established investment guidelines relative to diversification and maturity with the objectives of maintaining safety of principal and liquidity, credit rating agencies may reduce the credit quality of our individual holdings which could adversely affect their value. Lower credit quality and other market events, such as changes in interest rates and further deterioration in the credit markets, may have an adverse effect on the fair value of our investment holdings and cash position.

Our operations might be interrupted by the occurrence of a natural disaster or other catastrophic event.

Our corporate headquarters are located at a single business park in Emeryville, California. Important documents and records, including copies of our regulatory documents and other records for our product candidates, are located at our facilities and we depend on our facilities for the continued operation of our business. Natural disasters and other catastrophic events, such as wildfires and other fires, earthquakes and extended power interruptions, which have not severely impacted Emeryville businesses in the past, and terrorist attacks, drought or flood, could significantly disrupt our operations and result in additional, unplanned expense. As a small company, we have a limited capability to establish and maintain a comprehensive disaster recovery program. Any significant natural disaster or catastrophic event could delay our development and commercialization efforts. Even though we believe we carry commercially reasonable insurance, we might suffer losses that exceed the coverage available under these insurance policies. In addition, we are not insured against terrorist attacks or earthquakes.

We may be negatively impacted by the effects of climate change.

With respect to the impacts of climate change, we have no means of assessing or determining whether climate change is a known trend likely to come to fruition with a material impact on us. If climate change were to have an impact on our results of operations, the physical impacts of climate change could have an adverse effect on the sourcing of our raw materials. We may be required to pay more for the raw materials and/or move to alternative suppliers in new geographical areas.

Risks Relating to Our Products, Technology and Know-how

Our products, if and when any of them are approved, could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements, or if such products exhibit unacceptable problems.

Any product for which we obtain marketing approval, together with the manufacturing processes, and advertising and promotional activities for such product, will be subject to continued regulation by the FDA and other regulatory agencies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Any adverse effects observed after the approval and marketing of a product candidate could result in the withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any, to short-term use. Later discovery of previously unknown problems with our products or their manufacture, or failure to comply with regulatory requirements, may result in one or more of the following:

•	restrictions on such products or manufacturing processes;
•	withdrawal of the products from the market;
•	voluntary or mandatory recalls;
•	fines;
•	suspension of regulatory approvals;
•	product seizures; or
•	injunctions or the imposition of civil or criminal penalties.

If we are slow to adapt, or unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we may lose marketing approval for them when and if any of them are approved, resulting in decreased revenue from milestones, product sales or royalties.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or if they obtain marketing approval for their products before we do, our commercial opportunity will be reduced or eliminated.

The pharmaceutical and biotechnology industry is highly competitive. Pharmaceutical and biotechnology companies are under increasing pressure to develop new products, particularly in view of lengthy product development and regulatory timelines, expiration of patent protection and recent setbacks experienced by several products previously approved for marketing. We compete with many companies that are developing therapies for the symptoms of menopause and the treatment of cancer. Several companies are developing products with technologies that are similar to ours. We also face competition in therapies for the symptoms of menopause from over-the-counter (OTC) dietary supplements. Many of our competitors may have greater financial and human resources or more experience in research and development than we have, and they may have established sales, marketing and distribution capabilities. If we or our collaborators receive regulatory approvals for our product candidates, some of our products will compete with well-established, FDA-approved therapies that have generated substantial sales over a number of years. In addition, we will face competition based on many different factors, including the following:

•	the safety and effectiveness of our products;
•	the timing and scope of regulatory approvals for these products;
•	the availability and cost of manufacturing, marketing and sales capabilities;
•	the effectiveness of our or our collaborator’s marketing and sales capabilities;
•	the price of our products;
•	the availability and amount of third-party reimbursement; and
•	the strength of our patent position.

We also anticipate that we will face increased competition in the future as new companies enter our target markets and scientific developments surrounding cancer therapies and drugs for menopause continue to accelerate. Competitors may develop more effective or more affordable products, or may achieve patent protection or commercialize products before us or our collaborators. In addition, the health care industry is characterized by rapid technological change. New product introductions, technological advancements, or changes in the standard of care for our target diseases could make some or all of our products obsolete.

Our lead product candidate for the treatment of menopausal symptoms, Menerba, would be expected to compete with postmenopausal hormone replacement therapy which has been the primary treatment of menopausal symptoms such as hot flashes. Leading hormonal agents include Premarin and Prempro by Wyeth Pharmaceuticals, Cenestin, Estradiol (generic) and Medroxy-Progesterone Acetate by Barr Pharmaceuticals, and Ogen, Provera and Estring by Pfizer. In addition, Menerba may be expected to compete with newer generation anti-depressants used to treat hot flash frequency, such as desvenlafaxine by Wyeth, fluoxetine by Eli Lilly and paroxetine by GlaxoSmithKline. The makers of these hormonal agents would compete directly with us relative to Menerba. Menerba may also face competition from over-the-counter dietary supplements.

While we are developing Menerba to minimize many of the risks associated with long-term use of HT that have been observed in recent studies, further clinical testing of this product candidate has yet to be completed. In addition, certain hormone therapies may have advantages relative to Menerba, which may include greater efficacy and lower cost.

We will face uncertainty in any commercialization of our product candidates relating to coverage, pricing and reimbursement due to health care reform and heightened scrutiny from third-party payers, which may make it difficult or impossible to sell our product candidates on commercially reasonable terms.

Sales of prescription drugs depend significantly on access to the formularies, or lists of approved prescription drugs, of third-party payers such as government and private insurance plans, as well as the availability of reimbursement to the consumer from these third party payers. These third party payers frequently require drug companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for medical products and services. Our potential products may not be considered cost-effective, may not be added to formularies and reimbursement to the consumer may not be available or sufficient to allow us to sell our potential products on a competitive basis.

In addition, the efforts of governments and third-party payers to contain or reduce the cost of health care will continue to affect the business and financial condition of drug companies such as us. A number of legislative and regulatory proposals to change the health care system have been discussed in recent years, including price caps and controls for pharmaceuticals. These proposals could reduce or cap the prices for our potential products or reduce government reimbursement rates for such products. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on drug pricing. We cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts may have on our business. The announcement or adoption of such proposals or efforts could adversely affect our business.

Failure to secure patents and other proprietary rights or challenges to those patents and rights may significantly hurt our business.

Our success will depend on our ability to obtain and maintain patents and proprietary rights for our potential products and to avoid infringing on the proprietary rights of others, both in the United States and in foreign countries. Patents may not be issued from any of these applications currently on file, or, if issued, may not provide sufficient protection.

At present, we have 140 patent applications pending in the United States Patent and Trademark Office the Patent Cooperation Treaty, the European Patent Office, Japan, and other markets. One patent (US 7482029 B1) for Menerba, entitled “Composition for Treatment of Menopause”, was issued on March 29, 2006. Another patent (US 7815949 B1) for a component of Menerba, entitled “Estrogenic Extracts of Morus alba and Uses Thereof,” was issued on October 19, 2010. A third patent (US 7700136), for Bezielle, entitled “Scutellaria barbata Extract for the Treatment of Cancer”, was issued on April 20, 2010. A fourth patent entitled “Estrogenic Extracts of Ligustrum Lucidum AIT of Olaceae family” (US 8,092,841) was issued January 10, 2012. Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and technical questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or have licensed. In addition, others may challenge, seek to invalidate, infringe, or circumvent any patents we own or license, and rights we receive under those patents may not provide competitive advantages to us.

Several drug companies and research and academic institutions have developed technologies, filed patent applications, or received patents for technologies that may be related to our business. In addition, we may not be aware of all patents or patent applications that may impact our ability to make, use, or sell any of our potential products. For example, US patent applications may be kept confidential while pending in the Patent and Trademark Office and patent applications filed in foreign countries are often first published six months or more after filing. Any conflicts resulting from the patent rights of others could limit our ability to obtain meaningful patent protection. If other companies obtain patents with conflicting claims, we may be required to obtain licenses to those patents or to develop or obtain alternative technology. We may not be able to obtain any such licenses on acceptable terms, or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our potential products.

We may also need to initiate litigation, which could be time-consuming and expensive, to enforce our proprietary rights or to determine the scope and validity of others’ rights. If any of our competitors have filed patent applications in the United States which claim technology we also have invented, the Patent and Trademark Office may require us to participate in expensive interference proceedings to determine who has the right to a patent for the technology.

If third parties successfully assert that we have infringed their patents and proprietary rights or challenge the validity of our patents and proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming, and delay or prevent the development of our product candidates.

The manufacture, use, or sale of our potential products may infringe on the patent rights of others. Any litigation to determine the scope and validity of such third party patent rights would be time-consuming and expensive. If we are found to infringe on the patent or intellectual property rights of others, we may be required to pay damages, stop the infringing activity, or obtain licenses covering the patents or other intellectual property in order to use, manufacture, or sell our products. Any required license may not be available to us on acceptable terms or at all. If we succeed in obtaining these licenses, payments under these licenses would reduce any earnings from our products. In addition, some licenses may be non-exclusive and, accordingly, our competitors may have access to the same technology as that which is licensed to us. If we fail to obtain a required license or are unable to alter the design of our product candidates to make the licenses unnecessary, we may be unable to commercialize one or more of them, which could significantly affect our ability to achieve, sustain, or grow our commercial business.

If we are unable to protect our trade secrets, we may be unable to protect our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.

In an effort to protect our unpatented proprietary technology, processes, and know-how, we require our employees, consultants, collaborators, and advisors to execute confidentiality agreements. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information. These agreements may be breached, and we may not become aware of, or have adequate remedies in the event of, any such breach. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators, or advisors have previous employment or consulting relationships. Also, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

Our product candidates may have difficulties with market acceptance even after FDA approval.

Even if we receive regulatory approvals for the commercial sale of our product candidates, the commercial success of these products will depend on, among other things, their acceptance by physicians, patients, third-party payers and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If our product candidates fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business. Market acceptance of, and demand for, any product candidate that we may develop and commercialize will depend on many factors, including the following:

•	our ability to provide acceptable evidence of safety and efficacy;
•	the prevalence and severity of side effects or other reactions;
•	the convenience and ease of use;
•	availability, relative cost and relative efficacy of alternative and competing products and treatments;
•	the effectiveness of our marketing and distribution strategy;
•	the publicity concerning our products or competing products and treatments; and
•	our ability to obtain third-party insurance coverage and adequate payment levels.

If our product candidates do not become widely accepted by physicians, patients, third-party payers and other members of the medical community, we may be unable to achieve profitability.

Additional clinical and non-clinical trials may be necessary as we progress to a New Drug Application (NDA).

While we have reached agreement with the FDA as to the clinical and non-clinical studies necessary for progression of Menerba to a New Drug Application (NDA), including trial design and size, this is subject to change based on the results of said studies. For example, prior to initiation of the Menerba Phase 3 studies, the FDA requested an additional 13-week non-clinical toxicology study in rats and dogs, and a 28-day, 20-patient, open label clinical trial to assess tolerance of the higher dose planned. We cannot be certain whether or not additional studies might be considered necessary by the FDA, or whether or not the FDA may mandate changes to the other planned studies. Additionally, we cannot be certain whether or not the FDA review process will result in a delay to the initiation of the planned or additional clinical or non-clinical studies.

Risks Related to Our Common Stock

We require substantial additional capital to continue development of our product candidates, which may not be available on commercially acceptable terms. We cannot be certain that funds will be available and, if they are not available, we may not be able to continue as a going concern which may result in actions that could adversely impact our stockholders.

As of December 31, 2011, we had $2.5 million in cash and cash equivalents and $0.5 million in short-term securities, for a total of $3.0 million. We have experienced and continue to experience operating losses and negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment. We expect that we will need to raise substantial additional capital to fully pursue our business plan before the end of the first quarter of 2012. We are currently pursuing a variety of funding options, including equity offerings, partnering/co-investment, venture debt and commercial licensing agreements for its products. There can be no assurance as to the availability or terms upon which such financing and capital might be available. If we are not successful in our efforts to raise additional funds by the end of the first quarter of 2012, we may be required to delay, reduce the scope of, or eliminate one or more of our development programs or discontinue operations altogether.

Additional financing through grants, strategic collaborations, public or private equity financings or other financing sources may not be available on acceptable terms, or at all. The interest of the public and private equity markets to any proposed financing is substantially affected by the general economic, market and political climate and by other factors which are unpredictable and over which we have no control. Additional equity financings, if we obtain them, could result in significant dilution to current shareholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates, or products that we would otherwise seek to develop and commercialize ourselves.

To conserve funds, we may pursue less expensive but higher-risk development paths or suspend some or all development activity. Historically, we have limited our product development activities to the minimum we felt was sufficient to support our development and commercialization goals, in particular, with respect to Menerba. While we successfully completed Phase 2 clinical trials of Menerba without extensive product development experience, we may lack the information and resources necessary to complete product development of Menerba or any of our other products and may be unable to manufacture any of them successfully on a commercially-viable scale. If we are unable to complete our product development, we may be unable to effectively commercialize our products, if approved. Even with the anticipated proceeds of this offering, we may be unable to achieve the commercialization of our intended products.

If we are unable to raise sufficient additional capital, we may seek to merge with or be acquired by another company and that transaction may adversely affect our business and the value of our securities.

If we are unable to raise sufficient additional capital, we may seek to merge with another company with a stronger cash position, complementary work force, or product candidate portfolio or for other reasons. We believe the market price for our common stock may not accurately reflect the value of our business. While we will continue to seek to maximize the value of our business to our stockholders, the most attractive option for doing so may require us to consummate a transaction involving an exchange of our common stock with that of another company. There are numerous risks associated with merging or being acquired. These risks include, among others, incorrectly assessing the quality of a prospective acquirer or merger-partner, encountering greater than anticipated costs in integrating businesses, facing resistance from employees and being unable to profitably deploy the assets of the new entity. The operations, financial condition, and prospects of the post-transaction entity depend in part on our and our acquirer/merger-partner’s ability to successfully integrate the operations related to our product candidates, business and technologies. We may be unable to integrate operations successfully or to achieve expected cost savings and any cost savings which are realized may be offset by losses in revenues or other charges to operations. As a result, our stockholders may not realize the full value of their investment.

If our common stock is determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

On February 7, 2012, we effected a voluntary delisting from The NASDAQ Capital Market and our common stock began trading on the OTC Link Platform under the trading symbol “BNVI.PK”. The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If our common stock was delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock on the secondary market. Investors in penny stocks should be prepared for the possibility that they may lose their whole investment.

Volatility of our stock price could adversely affect stockholders.

The market price of our common stock has been volatile, and fluctuates widely in price in response to various factors which are beyond our control. The price of our common stock is not necessarily indicative of our operating performance or long term business prospects. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. During the period from January 1, 2005 to February 6, 2012, the lowest and highest reported trading prices of our common stock on The NASDAQ Capital Market, or for periods before May 29, 2007, as reported on the OTC Bulletin Board, were $0.12 and $34.00 (in each case, as adjusted to reflect the 1 for 5 reverse stock split on August 30, 2010). Factors such as the following could cause the market price of our common stock to fluctuate substantially:

•	the results of research or development testing of our or our competitors’ products;
•	technological innovations related to diseases we are studying;
•	new commercial products introduced by our competitors;
•	government regulation of our industry;
•	receipt of regulatory approvals by our competitors;
•	our failure to receive regulatory approvals for products under development;
•	developments concerning proprietary rights; or
•	litigation or public concern about the safety of our products.

The stock market in general has recently experienced extreme price and volume fluctuations. In particular, market prices of securities of drug development companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Price volatility might be worse if the trading volume of our common stock is low.

In August 2010, we implemented a 1-for-5 reverse split of our common stock to address The NASDAQ Capital Market’s continuing listing requirement that our stock price exceed $1.00. Subsequently, we were informed by The NASDAQ Capital Market that we had regained compliance with NASDAQ. However, on March 14, 2011, we received a letter from The NASDAQ Stock Market stating that we were not in compliance with NASDAQ listing rules because we failed to maintain a minimum bid price of $1.00 per share for the last 30 consecutive business days. NASDAQ granted us a period of 180 calendar days to regain compliance and on September 14, 2011, NASDAQ informed us that we had been granted an additional 180 calendar days, or until March 12, 2012 to regain compliance. On February 7, 2012, we effected a voluntary delisting from The Nasdaq Capital Market and our common stock began trading on the OTC Link Platform.

Our principal stockholders have significant voting power and may take actions that may not be in the best interest of other stockholders.

Our officers, directors, and principal stockholders control approximately 15% of our currently outstanding common stock. This concentration of ownership may not be in the best interests of all our stockholders. If these stockholders act together, they may be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.

There may be sales of our stock by our executive officers and directors, and these sales could adversely affect our stock price.

Sales of our stock by our executive officers and directors, or the perception that such sales may occur, could adversely affect the market price of our stock. None of our executive officers have adopted trading plans under SEC Rule 10b5-1 to dispose of a portion of their stock. Any of our executive officers or directors may adopt such trading plans in the future.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions of our certificate of incorporation, bylaws, and provisions of applicable Delaware law may discourage, delay, or prevent a merger or other change in control that a stockholder may consider favorable.

Pursuant to our certificate of incorporation, our board of directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management. Specifically, if in the due exercise of fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, shares could be issued by our board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by any of the following:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;
•	putting a substantial voting bloc in institutional or other hands that might undertake to support the incumbent board of directors; or
•	effecting an acquisition that might complicate or preclude the takeover.

Our certificate of incorporation also allows our board of directors to fix the number of directors in the by-laws. Cumulative voting in the election of directors is specifically denied in our certificate of incorporation. The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder may determine to be in his, her or its best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders.

We also are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation’s voting stock. This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

We do not anticipate paying cash dividends for the foreseeable future, and therefore investors should not buy our stock if they wish to receive cash dividends.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

A significant number of our shares are eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. As of February 7, 2012, we have five effective registration statements registering the resale of up to 82,619,908 shares of our common stock and shares of our common stock issuable upon exercise of Warrants. As additional shares of our common stock become available for resale in the public market pursuant to that registration statement, and otherwise, the supply of our common stock will increase, which could decrease its price. Some or all of such shares of common stock may be offered from time to time in the open market and these sales may have a depressive effect on the market for our shares of common stock.

Risks Relating to this Offering

There is currently no public market for the Preferred Stock or Warrants and an active trading market may not develop for the Preferred Stock or Warrants. The failure of a market to develop for the Preferred Stock or Warrants could adversely affect the liquidity and value of your Preferred Stock or Warrants.

The Preferred Stock and Warrants are a new issue of securities, and there is no existing public market for the Preferred Stock or Warrants. We do not intend to apply for listing of the Preferred Stock or Warrants on any securities exchange or other stock market. A market may not develop for the Preferred Stock or Warrants, and there can be no assurance as to the liquidity of any market that may develop for the Preferred Stock or Warrants. If an active, liquid market does not develop for the Preferred Stock or Warrants, the market price and liquidity of the Preferred Stock and Warrants may be adversely affected. If any of the Preferred Stock or Warrants are traded, they may trade at a discount from their initial offering price.

The liquidity of the trading market, if any, and future trading prices of the Preferred Stock or Warrants will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the Preferred Stock and Warrants will be subject to disruptions which may have a negative effect on the holders of the Preferred Stock or Warrants, regardless of our operating results, financial performance or prospects.

Conversion of the Preferred Stock and the senior unsecured convertible notes (if we issue senior unsecured convertible notes upon exchange of the Preferred Stock) and exercise of the Warrants will dilute the ownership interest of existing stockholders, including holders who had previously converted their Preferred Stock and senior unsecured convertible notes and exercised their Warrants.

To the extent we issue common stock upon conversion of the Preferred Stock and senior unsecured convertible notes (if we issue senior unsecured convertible notes upon exchange of the Preferred Stock) and exercise of the Warrants, the conversion of some or all of the Preferred Stock and senior unsecured convertible notes, if any, and exercise of some or all of the Warrants will dilute the ownership interests of existing stockholders, including holders who had previously converted their Preferred Stock and senior unsecured convertible notes, if any, and exercised their Warrants. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Preferred Stock, senior unsecured convertible notes, if any, and Warrants may encourage short selling by market participants because the conversion of the Preferred Stock and senior unsecured convertible notes and exercise of the Warrants could depress the price of our common stock.

Price adjustment provisions in the Preferred Stock and Warrants being sold in this offering may make it more difficult and expensive for us to raise additional capital in the future.

The Preferred Stock and Warrants offered hereby provide that the conversion price of the Preferred Stock and the exercise price of the Warrants will adjust to the lowest price per share at which additional shares are issued or deemed to be issued (a “full-ratchet” adjustment). Because these price adjustment provisions will have the effect of lowering the price at which shares of our common stock are issued upon conversion of the Preferred Stock and exercise of the Warrants, if we are unable to raise additional capital at an effective price per share that is higher than the conversion price of the Preferred Stock and the exercise price of the Warrants, these provisions may make it more difficult and more expensive to raise capital in the future.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

We currently intend to use the net proceeds of this offering to finance our Phase 3 clinical trial for Menerba and for general corporate purposes, including capital improvements for manufacturing capacity, working capital and other Menerba non-clinical and clinical trials. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on current management expectations. Statements other than statements of historical fact included in this prospectus, including statements about us and the future of our respective clinical trials, research programs, product pipelines, current and potential corporate partnerships, licenses and intellectual property, the adequacy of capital reserves and anticipated operating results and cash expenditures, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus the words “anticipate,” “objective,” “may,” “might,” “should,” “could,” “can,” “intend,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan” or the negative of these and similar expressions identify forward-looking statements. These statements reflect our current views with respect to uncertain future events and are based on imprecise estimates and assumptions and subject to risk and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in those forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in, or incorporated by reference into, this prospectus for a variety of reasons.

We have included more detailed descriptions of these risks and uncertainties and other risks and uncertainties applicable to our business in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and include, among others:

•	current or future financial performance;
•	management’s plans and objectives for future operations;
•	uncertainties associated with product research and development;
•	clinical trials and results;
•	uncertainties associated with dependence upon the actions of our collaborators and of government regulatory agencies;
•	product plans and performance;
•	management’s assessment of market factors; and
•	statements regarding our strategy and plans and those of our strategic partners.

We urge investors to review carefully the section of this prospectus entitled “Risk Factors” in evaluating the forward-looking statements contained in this prospectus. We caution investors not to place significant reliance on forward-looking statements contained in this document; such statements need to be evaluated in light of all the information contained herein.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the risk factors and other cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation, and we do not intend, to update any forward-looking statement, whether as result of new information, future events or otherwise.

USE OF PROCEEDS

Assuming we execute each of the four closings, we estimate that the net proceeds to us from our sale of the securities offered by us in this offering will be approximately $23,000,000, after deducting the estimated offering expenses payable by us. We cannot predict when or if the Warrants will be exercised, and it is possible that the Warrants may expire and never be exercised.

We currently intend to use the net proceeds of this offering to partially finance our Phase 3 clinical trial for Menerba and for general corporate purposes, including capital improvements for manufacturing capacity, working capital and other Menerba non-clinical and clinical trials. We have estimated that the cost for the first Phase 3 clinical trial for Menerba to be approximately $25 million; thus we will need additional funds in order to complete this trial.

The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount and timing of the proceeds from this offering. Expenditures will also depend upon the availability of additional financing and other factors. Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of securities.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses of the proceeds from this offering. Accordingly, we will retain broad discretion over the use of such proceeds.

MARKET PRICE OF OUR COMMON STOCK

Our common stock is listed on the OTC Link Platform under the ticker symbol “BNVI.PK.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — NASDAQ Voluntary Delisting” beginning on page 28 of this prospectus for additional information regarding the voluntary delisting of our common stock from The NASDAQ Capital Market. On February 7, 2012, the last reported sale price per share of our common stock was $0.13 per share.

The following table sets forth the actual high and low sale prices of our common stock for the periods prior to our 1-for-5 reverse stock split of our outstanding common stock on August 30, 2010:

	Fiscal 2010
	High	Low
First Quarter	$0.76	$0.38
Second Quarter	$0.63	$0.38
Third Quarter(1)	$0.46	0.35
Fourth Quarter	—	—

(1)	Through August 30, 2010.

The following table sets forth the adjusted high and low sale prices of our common stock, which adjusts the actual high and low sale prices of the previous table (as if our 1-for-5 reverse stock split occurred on January 1, 2010) for comparison purposes to the actual high and low sale prices of our common stock for the periods after our 1-for-5 reverse stock split of our outstanding common stock on August 30, 2010.

	Fiscal 2012		Fiscal 2011		Fiscal 2010
	High	Low	High	Low	High	Low
First Quarter(1)	$0.28	$0.12	$1.43	$0.52	$3.80	$1.90
Second Quarter	—	—	$0.85	$0.55	$3.15	$1.90
Third Quarter	—	—	$1.03	$0.48	$2.35	1.03
Fourth Quarter	—	—	$0.62	$0.22	$1.79	0.88

(1)	Through February 7, 2012.

DIVIDEND POLICY

Our Board of Directors sets our dividend policy. Our Board of Directors has never declared or paid any cash dividends on our common stock and does not intend to declare cash dividends on our common stock in the foreseeable future. We are not permitted to pay dividends on the Preferred Stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, but we may determine in the future to declare or pay cash dividends on our common stock. Any future determination as to the declaration and payment of dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends, and any other factors our Board of Directors deems relevant.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows our selected consolidated financial and operating data for each of the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006, for the cumulative period since inception (February 1, 2002) through December 31, 2010, and for the nine months ended September 30, 2011 and 2010. The selected consolidated statements of financial data for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 and for the cumulative period since inception (February 1, 2002) through December 31, 2010, are derived from our audited consolidated financial statements prepared in accordance with GAAP, which are incorporated by reference in this prospectus. The selected statement of financial and operating data as of September 30, 2011 and for the nine months ended September 30, 2011 and 2010 have been derived from our unaudited financial statements, which are incorporated by reference in this prospectus and include, in management’s opinion, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of our results for any future period.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in, or incorporated by reference into, this prospectus.

	Year Ended December 31,					Accumulated from February 1, 2002 (Date of inception) to December 31,	Nine Months Ended September 30,
	2010	2009	2008	2007	2006	2010	2011	2010
	(in thousands, except per share data)
							(unaudited)
Statements of Operations Data:
Revenues	$613	$288	$233	$582	$15	$1,793	$214	$82
Operating expenses:
Research and development	14,642	12,499	11,416	9,938	4,021	54,348	14,999	10,807
General and administrative	3,526	4,053	6,097	4,284	1,799	21,129	2,694	2,627
Merger cost	—	—	—	—	—	1,964	—	—
Total operating expenses	18,168	16,552	17,513	14,222	5,820	77,441	17,693	13,434
Loss from operations	(17,555)	(16,264)	(17,280)	(13,640)	(5,805)	(75,648)	(17,479)	(13,352)
Other income (expense):
Change in fair value of warrant liability	(94)	—	—	—	—	737	4,017	—
Interest income	18	84	730	850	261	2,092	24	16
Interest expense	(61)	(95)	(129)	(87)	(47)	(521)	(77)	(33)
Other income (expense)	(39)	(88)	(17)	(21)	(24)	(191)	4	(38)
Total other income (expense)	(176)	(99)	584	742	190	2,117	3,968	(55)
Loss before income tax	(17,731)	(16,363)	(16,696)	(12,898)	(5,615)	(73,531)	(13,511)	(13,407)
Income tax provision	(1)	(1)	(4)	(3)	(3)	(15)	(1)	(1)
Net loss	$(17,732)	$(16,364)	$(16,700)	$(12,901)	$(5,618)	$(73,546)	$(13,512)	$(13,408)
Basic and diluted net loss per common share	$(0.80)	$(0.98)	$(1.09)	$(0.98)	$(0.56)	$(6.74)	$(0.27)	$(0.62)
Shares used in computing basic and diluted net loss per common share	22,299	16,725	15,271	13,153	9,985	10,908	50,931	21,607

	As of December 31,					As of September 30,
	2010	2009	2008	2007	2006	2011
	(in thousands)
						(unaudited)
Balance Sheet Data:
Cash, cash equivalents and short term investments	$2,638	$15,934	$13,562	$33,296	$3,055	$8,075
Working capital (deficit)	$(1,408)	$14,524	$12,166	$31,271	$2,153	$(2,388)
Total assets	$12,982	$24,149	$22,504	$38,165	$4,972	$24,020
Long-term obligations	$917	$217	$545	$526	$301	$196
Accumulated deficit	$(73,546)	$(55,814)	$(39,450)	$(22,750)	$(9,849)	$(87,058)
Total shareholders’ equity	$6,601	$21,896	$19,632	$34,922	$3,496	$11,568

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere and incorporated by reference in this prospectus. Statements made in this Item other than statements of historical fact, including statements about us and our subsidiaries and our respective clinical trials, research programs, product pipeline, current and potential corporate partnerships, licenses and intellectual property, the adequacy of capital reserves and anticipated operating results and cash expenditures, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“the Exchange Act”). As such, they are subject to a number of uncertainties that could cause actual results to differ materially from the statements made, including risks associated with the success of research and product development programs, the issuance and validity of patents, the development and protection of proprietary technologies, the ability to raise capital, operating expense levels and the ability to establish and retain corporate partnerships. We do not undertake any obligation to update forward-looking statements.

Overview

Bionovo, Inc. was originally incorporated in California in February of 2002. In March of 2004, it reincorporated in the state of Delaware and in June of 2005 changed its name from Bionovo, Inc. to Bionovo Biopharmaceuticals, Inc. On April 6, 2005, Bionovo Biopharmaceuticals, Inc. became public through a reverse merger with Lighten Up International, Inc., whereby Lighten Up Enterprises International, Inc. acquired all the outstanding shares of Bionovo Biopharmaceuticals, Inc. in exchange for 8,422,490 restricted shares of its common stock in a reverse triangular merger. The acquisition was accounted for as a reverse merger in which Bionovo Biopharmaceuticals, Inc. was deemed to be the accounting acquirer. The Company operated as Lighten Up Enterprises International, Inc. until June 29, 2005 when the Company assumed the name Bionovo, Inc. The historical financial information presented herein is that of Bionovo Biopharmaceuticals, Inc. (as adjusted for any difference in the par value of each entity’s stock with an offset to capital in excess of par value). Financial information subsequent to the reverse merger is that of the merged entity, Bionovo, Inc.

Bionovo, Inc. is incorporated in the state of Delaware.

Reverse Stock Split

In August 2010, we implemented a 1-for-5 reverse split of our common stock to address The Nasdaq Capital Market’s continuing listing requirement that our stock price exceed $1.00. On September 15, 2010, we were informed by The Nasdaq Capital Market that we had resolved such continuing listing deficiency.

NASDAQ Voluntary Delisting

On March 14, 2011, we received a letter from The NASDAQ Stock Market stating that we were not in compliance with NASDAQ listing rules because we failed to maintain a minimum bid price of $1.00 per share for the last 30 consecutive business days. NASDAQ granted us a period of 180 calendar days to regain compliance. On September 14, 2011, NASDAQ informed us that we had been granted an additional 180 calendar days, or until March 12, 2012 to regain compliance. On February 7, 2012, we filed a Form 25 with the SEC to effect the voluntary delisting of our common stock from the NASDAQ Capital Market and our common stock began trading on the OTC Link Platform under the trading symbol “BNVI.PK”. The voluntary delisting of our common stock from the NASDAQ Capital Market will not be effective until 10 days after we filed the Form 25 with the SEC which we expect will be as of the close of trading in New York on February 17, 2012.

Business

We are a clinical stage drug discovery and development company focusing on women’s health and cancer, two large markets with significant unmet needs. Building on our understanding of the biology of menopause and cancer, we design new drugs derived from botanical sources which have novel mechanisms of action. Based on the results of our clinical trials and preclinical studies to date, we believe that we have discovered new classes of drug candidates with the potential to be leaders in their markets.

Our lead drug candidate, MenerbaTM (formerly MF-101), represents a new class of receptor sub-type selective estrogen receptor modulator (“SERM”), for the treatment of vasomotor symptoms of menopause, or “hot flashes.” We have designed Menerba to selectively modulate estrogen receptor beta (“ER§”) and we believe it could provide a safe and effective alternative to existing Food and Drug Administration (“FDA”) approved therapies that have been observed to pose a significant risk to women for developing breast cancer, stroke, cardiovascular disease, blood clots and other serious diseases. In preclinical studies, Menerba does not lead to tumor formation in either breast or uterine tissues and it does not increase the risk for clotting. This characteristic, if confirmed in clinical testing, would differentiate Menerba from some existing therapies and other hormone-based therapies in clinical development. We announced the results in 2007 of our completed, multicenter, randomized, double-blinded, placebo-controlled Phase 2 trial, involving 217 women, which showed the higher of two Menerba doses tested was well tolerated and resulted in a statistically significant reduction of hot flashes after 12 weeks of treatment. In addition, treatment with the higher dose of Menerba led to a statistically significant reduction in nighttime awakenings when compared to placebo, which represents superior efficacy to existing non-hormonal therapies in development. We are proceeding with further clinical testing at multiple clinical sites in the U.S. We believe that Menerba’s novel mechanism of action could lead to a more favorable safety profile than currently approved hormone therapies (“HT”) and other therapies under development and testing.

During the first nine months of 2011, we completed the development of a cGMP pilot manufacturing facility in preparation for the Phase 3 clinical trial of Menerba. We also completed (i) the production of 10 clinical batches of Menerba, (ii) 13-week animal toxicology studies in rats and dogs evaluating the safety of Menerba and (iii) enrollment to a tolerability clinical trial assessing the safety and tolerability of higher doses of Menerba. The tolerability clinical trials enrolled women of menopausal age for 28 days to test the short term safety and feasibility of administration of the new formulation of Menerba. This trial enabled us to continue on to the Phase 3 clinical trials. On October 26, 2011, we announced that we began enrollment for the Menerba Phase 3 clinical trial.

Although we are focusing our resources primarily on the development of Menerba, we have a diverse pipeline of additional clinical and preclinical drug candidates in both women’s health and cancer, which we may pursue if additional funding becomes available. As part of our pipeline, we are developing BezielleTM, an oral anticancer agent for advanced breast cancer. Unlike most other anticancer drugs and drug candidates, which try to control cancer through genomic and proteomic signaling pathways, Bezielle is designed to take advantage of a unique metabolism of cancer cells, with a well-characterized mechanism of action which leads to very selective tumor cell DNA damage and the death of cancer cells, without lasting harm to normal cells. This is accomplished by Bezielle’s secondary inhibition of glycolysis, a metabolic pathway on which cancer cells rely for energy production. Glycolysis inhibition leads to energy collapse in the cells and results in death of cancer cells. Since normal cells do not rely for the most part on glycolysis for energy production, they are not killed by Bezielle. Based on our clinical and pre-clinical studies, we believe that Bezielle may have a preferential effect on hormone-independent cancers, a subset with few treatment options. To date, 48 women with metastatic breast cancer have been treated with Bezielle in two separate Phase 1 clinical trials. As predicted by the mechanism of action, Bezielle had very limited toxicities with an extremely favorable tolerability profile. Moreover, Bezielle showed encouraging clinical activity among a cohort of women with metastatic breast cancer who had been heavily pretreated with other regimens. A Phase 2 trial has been approved by the FDA and the institutional review boards (“IRBs”) at several prestigious breast cancer clinical sites in the U.S. We will need to obtain additional funding to commence this open-label, non-randomized trial in 80 women diagnosed with metastatic breast cancer who have failed no more than two prior chemotherapy regimens. We believe that Bezielle’s novel mechanism of action and favorable tolerability profile could lead to preferential use over existing drugs in the treatment of advanced breast cancer, and potentially in the broader, adjuvant care of breast cancer. We also plan to evaluate Bezielle for the treatment of other forms of cancer, including pancreatic cancer and adjuvant use in breast cancer. We have also prepared an investigational new drug, or IND, application and plan to initiate a Phase 1 trial for our second women’s health drug candidate, SealaTM (formerly VG101), for the treatment of post-menopausal vulvar and vaginal atrophy, or “vaginal dryness.” We have identified or begun preclinical work on other drug candidates for a variety of indications within women’s health and cancer. We have internally discovered and developed all of our drug candidates using our proprietary biological and chemical techniques.

Our drug development process utilizes botanical sources, used in Traditional Chinese Medicine, believed to produce biologically active compounds. We apply our clinical knowledge, experience with natural compounds and knowledge of proper scientific screening tools to isolate and purify botanical compounds and extracts for pharmaceutical development. In June 2004, the FDA released a document to provide drug developers with guidance on the development of botanical drugs. This guidance states that applicants may submit reduced documentation of nonclinical (preclinical) safety to support an investigational new drug application for initial clinical studies of botanicals that have been legally marketed in the U.S. and/or a foreign country as dietary supplements without raising any known safety concerns. The first botanical extract drug developed pursuant to these guidelines was approved by the FDA in October 2006. To date, all of our drug candidates are derived from botanical extracts and are being developed by following this FDA guidance. In addition, we have identified active chemical components underpinning the mechanism of action for all of our drug candidates, and in some cases, we have developed synthetic methods of production.

We expect to continue to incur significant operating losses over the next few years, and do not expect to generate profits until and unless Menerba or one of our other drug candidates has been approved and is being marketed with commercial partners. As of September 30, 2011, we had an accumulated deficit of $87.1 million. Historically, we have funded our operations primarily through private placements and public offerings of our capital stock, equipment lease financings, license fees and interest earned on investments.

We will need to raise and are pursuing additional funds through grants, strategic collaborations, public or private equity or debt financing, commercial licensing agreements for our products or other funding sources. This funding may not be available on acceptable terms, or at all, and may be dilutive to shareholder interests.

Development Stage Company

We have not generated any significant revenue since inception. The accompanying financial statements have, therefore, been prepared using the accounting formats prescribed for a development stage enterprise (“DSE”). Although we have recognized some nominal amount of revenue, we still believe we are devoting, substantially, all our efforts on developing the business and, therefore, still qualify as a DSE.

Critical Accounting Policies and Estimates

The accompanying discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. On an ongoing basis, we evaluate these estimates, including those related to clinical trial accruals, income taxes (including the valuation allowance for deferred tax assets), and share-based compensation. Estimates are based on historical experience, information received from third parties and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions.

We consider the following accounting policies related to revenue recognition, clinical trial accruals, share-based compensation, income tax and research and development expenses to be the most critical accounting policies, because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.

Revenue Recognition

Our revenues are derived from collaborative research and development arrangements, technology licenses, and government grants and contracts.

Revenue is recognized when the four basic criteria of revenue recognition are met: (i) a contractual agreement exists; (ii) transfer of technology has been completed or services have been rendered; (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue from technology licenses or other payments under collaborative agreements where we have a continuing obligation to perform is recognized as revenue over the expected period of the continuing performance obligation. Revenue from government contracts is recognized on a qualified cost reimbursement basis. Revenue from grants received on a refundable tax credit basis is recognized when awarded.

Accruals

As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. We periodically confirm the accuracy of our estimates with selected service providers and make adjustments, if necessary. Examples of estimated accrued expenses include:

•	fees paid to contract research organizations in connection with preclinical and toxicology studies and clinical trials;
•	fees paid to investigative sites in connection with clinical trials;
•	fees paid to contract manufacturers in connection with the production of clinical trial materials; and
•	professional service fees.

We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

Warrant Liability

In October of 2010 and February of 2011, we issued warrants to purchase our common shares in connection with a registered direct offering and an underwritten public offering, respectively. We accounted for these warrants as a liability measured at fair value due to a provision included in the warrant agreement that provides the warrant holders with an option to require us (or our successor) to purchase their warrants for cash in an amount equal to their Black-Scholes Option Pricing Model (the “Black-Scholes Model”) value, in the event of a change in control of the Company. The fair value of the warrant liability is estimated using the Black-Scholes Model which requires inputs such as the expected term of the warrants, share price volatility and risk-free interest rate. These assumptions are reviewed on a quarterly basis and changes in the estimated fair value of the outstanding warrants are recognized each reporting period in “Change in fair value of warrant liability” line item under other income (expense) category in the consolidated statements of operations.

Share-Based Compensation

Share-based compensation granted to employees and consultants is recorded based on the fair value at the time of grant. The fair value of stock options and warrants is calculated using the Black-Scholes pricing method on the date of grant. This option valuation model requires input of highly subjective assumptions. Because employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion, the existing model does not necessarily provide a reliable single measure of fair value of our employee stock options.

Income Tax

We file income tax returns in the U.S. federal jurisdiction and the California state jurisdiction. To date, we have not been audited by the Internal Revenue Service or any state income tax jurisdiction. Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense. As of September 30, 2011, there have been no interest or penalties charged to us in relation to the underpayment of income taxes.

We generated net losses since inception through the year ended December 31, 2010, and accordingly did not record a provision for federal income taxes. Deferred tax assets of $28.8 million as of December 31, 2010 were primarily comprised of federal and state tax net operating loss, or NOL, carryforwards. Due to uncertainties surrounding our ability to continue to generate future taxable income to realize these tax assets, a full valuation allowance has been established to offset our deferred tax assets. Additionally, the future utilization of our NOL carry-forwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future. If necessary, the deferred tax assets will be reduced by any carryforwards that expire prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance.

Due to the financing that occurred in February 2011, management believes a change in control has occurred according to Section 382 and 383 of the Internal Revenue Code. Therefore, utilization of our net operating loss would be limited beginning in 2011.

Research and Development Activities

Research and development costs are charged to expense when incurred. The major components of research and development costs include clinical manufacturing costs, pre-clinical and clinical trial expenses, consulting and other third-party costs, salaries and employee benefits, share-based compensation expense, supplies and materials, and facilities costs.

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial sites and clinical research organizations. In the normal course of business, we contract with third parties to perform various clinical trial activities in the on-going development of potential products. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful enrollment of patients, and the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, expense accruals related to clinical trials are recognized based on our estimate of the degree of completion of the event or events specified in the specific clinical study or trial contract. We monitor service provider activities to the extent possible; however, if we underestimate activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future periods.

During the three and nine months ended September 30, 2011, we incurred research and development expenses of $5.6 million and $15.0 million, respectively compared with $3.7 million and $10.8 million for the same periods in 2010. We expect that research and development expenses will continue to increase as we continue our development of Menerba, Bezielle and other drug candidates and initiate our Menerba Phase 3 clinical trial.

Most of our product development programs are at an early stage. Accordingly, the successful development of our product candidates is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. Product candidates that may appear promising at early stages of development may not reach the market for a number of reasons.

Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than anticipated, may fail to receive necessary regulatory approvals and may prove impracticable to manufacture in commercial quantities at a reasonable cost and with acceptable quality. The lengthy process of seeking FDA approvals requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining regulatory approvals could adversely affect our product development efforts. Because of these risks and uncertainties, we cannot predict when or whether we will successfully complete the development of our product candidates or the ultimate product development cost or whether we will obtain any approval required by the FDA on a timely basis, if at all.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” The amendments in this ASU require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011, with early adoption permitted. We have not chosen to early adopt the provisions of this Update. The future adoption of this update is not expected to have a material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and disclosure Requirements in U.S. GAAP & IFRS,” which results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The future adoption of ASU 2011-04 is not expected to have a material impact on our consolidated financial statements.

Results of Operations

Results of Operations for the Three and Nine Months Ended September 30, 2011 Compared to the Three and Nine Months Ended September 30, 2010

Revenues

	Three Months Ended September 30,		Change in %	Nine Months Ended September 30,		Change in %
	2011	2010		2011	2010
	(1,000’s)	(1,000’s)		(1,000’s)	(1,000’s)
Service revenue	$149	$68	119%	$214	$82	161%

All revenue recognized during the nine months ended September 30, 2011, was earned under a grant from the National Institutes of Health (“NIH”) awarded in 2010. An additional $51,000 is available under the grant. During the nine months ended September 31, 2010, we recognized $68,000 under the NIH grant and the remaining revenue related to limited research services provided to one customer and was not significant to our operations as a whole.

Research and Development Expenses

	Three Months Ended September 30,		Change in %	Nine Months Ended September 30,		Change in %
	2011	2010		2011	2010
	(1,000’s)	(1,000’s)		(1,000’s)	(1,000’s)
Research and development expenses	$5,609	$3,673	53%	$14,999	$10,807	39%

Research and development (“R&D”) expenses reflect costs for the development of drugs and include salaries, contractor and consultant fees and other support costs, including employee stock-based compensation expense. The increase in R&D expenses for the three and nine months ended September 30, 2011 and September 30, 2010 represent costs associated with the start-up of our cGMP manufacturing facility in Hayward, California in preparation for the Phase 3 clinical trial of Menerba. The Company also completed 1.) the production of ten clinical batches of Menerba, 2.) 13-week animal toxicology studies evaluating the safety of Menerba and 3.) the enrollment to a tolerability clinical trial assessing the safety and tolerability of higher doses of Menerba. In addition, we recognized approximately $0.7 million in stock compensation expense related to options granted to R&D employees in May 2011.

We lease 4,315 square feet of laboratory space in Colorado, wherein our analytical laboratories are housed. The lease term expired in April of 2011 and the lease was extended on a month-to-month basis. We are currently relocating the Colorado operations to our new facility in Hayward, California. Costs incurred during the three months ended September 30, 2011 were approximately $51,000. We do not expect the total moving expenses to be material to our operations as a whole.

On October 26, 2011, we announced that we began enrollment for the Menerba Phase 3 clinical trial and we anticipate that R&D expenses will increase as the trial progresses.

General and Administrative Expenses

	Three Months Ended September 30,		Change in %	Nine Months Ended September 30,		Change in %
	2011	2010		2011	2010
	(1,000’s)	(1,000’s)		(1,000’s)	(1,000’s)
General and administrative expenses	$769	$987	-22%	$2,694	$2,627	3%

General and administrative (“G&A”) expense includes personnel costs for finance, administration, information systems, marketing, professional fees as well as facilities expenses. We do not currently have any dedicated sales support or marketing personnel. Marketing and communications expenses include public relations related to our drug development and clinical trials, participation in conventions and tradeshows, and website related expenses. The decrease in G&A expenses for the three months ended September 30, 2011, compared to the same period in 2010, is primarily due to approximately $0.2 million in costs recognized in 2010 for unsuccessful financing efforts.

Other Income (Expense)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(1,000’s)	(1,000’s)	(1,000’s)	(1,000’s)
Other income (expense):
Change in fair value of warrant liability	$2,316	$—	$4,017	$—
Interest income	6	2	24	16
Interest expense	(24)	(9)	(77)	(33)
Other expense, net	—	(28)	3	(39)
Total other income (expense)	$2,298	$(35)	$3,967	$(56)

The change in fair value of warrant liability during the three and nine months ended September 30, 2011 is due to the remeasurement of our warrant liability at March 31, 2011, June 30, 2011 and September 30, 2011 and was driven by fluctuations in our stock price. We did not have any warrant liabilities during the three and nine months ended September 30, 2010.

Interest expense includes interest expense from lease agreements for laboratory equipment and two notes payable to finance $0.2 million of leasehold improvements. The increase in interest expense for the three and nine months ended September 30, 2011 compared with the same periods of 2010 is due to the addition of new commitments for additional leased laboratory equipment

Income Taxes

We anticipate losses for the current fiscal year and no income tax provision for the current quarter has been provided. In addition, we have substantial net operating loss carry forwards available to offset future taxable income, if any, for federal and state income tax purposes. Our ability to utilize our net operating losses may be limited due to changes in our ownership as defined by Section 382 of the Internal Revenue Code.

Results of Operations for the Years Ended December 31, 2010, 2009, and 2008

Revenues

	Years Ended December 31,			% Increase (Decrease)
	2010	2009	2008	2009 to 2010	2008 to 2009
	(in thousands)
Government grants	$599	$233	$233	157%	0%
Service revenue	14	55	—	-75%	*
Total revenue	$613	$288	$233	113%	24%

Revenue over the fiscal years 2010, 2009 and 2008 consist primarily of licensing fees and proceeds from US government grants. In 2010, the NIH awarded the Company a grant for approximately $174,000 for one year, of which we recognized $109,000 in revenue during the twelve months ended December 31, 2010. In addition, in November of 2010, we received notification from the Internal Revenue Service that two of our projects, Menerba and Bezielle, were approved for funding at the maximum level under the Qualifying Therapeutic Discovery Project Credit (“QTDP”) program. The amount granted to us under the program is approximately $489,000 and the full amount was recognized in revenue in 2010.

We recognized $233,000 in revenue in both 2009 and 2008 under an NIH grant that expired in 2009. We also recognized revenue of $14,000 and $55,000 for research services provided to one client in 2010 and 2009, respectively.

Research and Development Expenses

	Years Ended December 31,			% Increase (Decrease)
	2010	2009	2008	2009 to 2010	2008 to 2009
	(in thousands)
Research and development expenses	$14,642	$12,499	$11,416	17%	9%

Research and development expenses reflect costs for the development of drugs and include salaries, contractor and consultant fees and other support costs, including employee share-based compensation expense. R&D expenses were $14.6 million in 2010 compared with $12.5 million in 2009. The increase of $2.1 million represents our continued allocation of resources to support the Menerba project and officer and employee performance bonuses of approximately $0.5 for 2010 compared with no bonuses paid for 2009.

R&D expenses were $12.5 million in 2009 compared with $11.4 million in 2008. The increase of $1.1 million is primarily due to increases in R&D related depreciation, facilities and information technology charges combined with an increase in purchases of lab supplies and raw materials to support the Menerba manufacturing process development, partially offset by decreases in our clinical trial expenses.

General and Administrative Expenses

	Years Ended December 31,			% Increase (Decrease)
	2010	2009	2008	2009 to 2010	2008 to 2009
	(in thousands)
General and administrative expense	$3,526	$4,053	$6,097	-13%	-34%

General and administrative expense includes personnel costs for finance, administration, information systems, and public relations related to our drug development and clinical trials, participation in conventions and tradeshows, website related expenses, facilities expenses, professional fees, legal expenses, and other administrative costs. We do not currently have any dedicated sales support or personnel. G&A expenses were $3.5 million in 2010 compared with $4.1 million in 2009. The decrease of $0.6 million in G&A expenses for the twelve months ended December 31, 2010 compared with the same period of 2009 is due to approximately $0.2 million reduction in employee-related costs resulting from headcount reductions in 2009 and approximately $0.5 million reduction in legal costs primarily due to the resolution of a legal matter in 2009 as disclosed on our 2009 Form 10-K. The reductions in expense were partially offset by approximately $0.1 million in officer and employee performance bonuses for 2010 compared with no bonuses paid for 2009.

G&A expenses were $4.1 million in 2009 compared with $6.1 million in 2008. The $2.0 million decrease in G&A expenses in 2009 compared to 2008 was primarily due to decreases in G&A related depreciation, facilities and information technology expenses caused by a decrease in the proportion of office to laboratory space as compared with our old location and the implementation of cost reduction initiatives to preserve our cash position.

Other Income (Expense)

	Years Ended December 31,			% Increase (Decrease)
	2010	2009	2008	2009 to 2010	2008 to 2009
	(in thousands)
Change in fair value of warrant liability	$(94)	$—	$—	*	*
Interest income	18	84	730	-79%	-88%
Interest expense	(61)	(95)	(129)	-36%	-26%
Other expense, net	(39)	(88)	(17)	-56%	418%
Total other income (expense)	$(176)	$(99)	$584	78%	-117%

The change in fair value of warrant liability in 2010 is due to the remeasurement of our warrant liability at December 31, 2010. We did not have any warrant liabilities in 2009 or 2008.

Interest income is derived from cash balances and short term investments. The decreases in interest income in 2010 and 2009 as compared with the preceding years is due to our lower investment balances combined with low rates of return consistent with general market conditions. Interest expense includes interest expense from capital lease agreements for our laboratory equipment and two notes payable to finance $0.2 million of leasehold improvements made in 2009. The decrease in other expense from 2010 to 2009 and related increase from 2008 to 2009 is primarily due to approximately $91,000 in loss on fixed asset disposal in 2009 associated with the move to our new offices.

Liquidity and Capital Resources

Since our inception, we have incurred losses, and we have relied primarily on leasing, public and private financing to fund our operations.

As of September 30, 2011 we had cash, cash equivalents and short term investments of $8.1 million compared to $2.6 million at December 31, 2010. This increase in cash, cash equivalents and short term investments for the nine months ended September 30, 2011 is due to proceeds of $27.2 million from our public offering of February 2011 partially offset by net cash used in operating activities of $13.4 million, $6.9 million in expenditures for capital assets, $0.5 million in expenditures for patent costs and $0.9 million in payments on our capital lease agreements and notes payable.

Net cash used in investing activities was $14.3 million during the nine months ended September 30, 2011 compared to net cash provided by investing activities of $12.6 million during the same period in 2010. Cash used in net short-term investment activities was $6.9 million during the nine months ended September 30, 2011 compared to cash provided by net short-term investment activities of $13.0 million during the same period in 2010. In 2011, we invested proceeds from our February 2011 financing in short-term investments whereas during the first nine months of 2010 we used the proceeds from short-term investments to fund operations. Expenditures for capital assets were $6.9 million during the nine months ended September 30, 2011 compared with $1.2 million for the same period of 2010. The increase in spending on capital assets in 2011 was due to laboratory equipment purchases to support the start-up of our cGMP manufacturing facility in Hayward, California.

Net cash provided by financing activities during the nine months ended September 30, 2011 was primarily attributable to approximately $27.2 million in net proceeds from our 2011 public offering.

Financing Transactions

On February 2, 2011, we closed an underwritten public offering and issued 30,031,200 shares of our common stock and 15,015,600 warrants at a price of $1.00 per unit, with each unit including one share of common stock and a warrant to purchase one half of one share of our common stock. The warrants are exercisable any time after the closing date and will expire five years from the date of issuance. The warrants contain a provision that provides the warrant holders with an option to require us to purchase their warrants for cash in an amount equal to their Black-Scholes Model value, in the event of a change in control of the Company. The offering produced approximately $27.2 million, net of financing costs.

Going Concern

We will need to obtain substantial amounts of cash to achieve our objectives of internally developing drugs, which may take many years and potentially significantly more amounts of cash to develop. If we decide to market and commercialize any other drug candidate independently or with a partner, we may need to invest heavily in associated manufacturing, marketing and commercialization costs. Such costs will be substantial and some will need to be incurred prior to receiving marketing approval. We do not currently have adequate internal liquidity to meet these objectives in the long term. To do so, we will need to continue our partnering activities and look to other external sources of liquidity, including the public and private financial markets and strategic partners.

The length of time that our current cash and cash equivalents, short-term investments and any available borrowings will sustain our operations will be based on, among other things, our prioritization decisions regarding funding for our programs, our progress in our clinical and earlier-stage programs, the time and costs related to current and future clinical trials and regulatory decisions, our research, development, manufacturing and commercialization costs (including personnel costs), the progress in our collaborations, costs associated with intellectual property, our capital expenditures, and costs associated with securing any future licensing opportunities. Without substantial reductions or eliminations of our development programs, we do not expect that our cash and cash equivalents and short-term investments will be sufficient to fund our operating and capital needs for the next six months following September 30, 2011.

As of September 30, 2011, we had an accumulated deficit of $87.1 million, working capital deficit of $2.4 million and total shareholders’ equity of $11.6 million.

Notes Payable

In connection with the move to our new headquarters, we financed leasehold improvements under two notes payable with the lessor of the building. The first note of $100,000 bears interest at 9.5% and is payable in monthly payments of interest and principal amounting to approximately $1,000 beginning May 1, 2009 and continuing over the remaining lease term with a due date of December 31, 2018. The second note of $104,000 was paid in full in July of 2011. The future minimum payments as of September 30, 2011 are as follows (in thousands):

Notes Payable
2011(1)	$4
2012	16
2013	16
2014	16
2015	16
Thereafter	47
Total minimum payments	$115
Less: Amount representing interest	(32)
Present value of minimum payments	$83
Less: Current portion	(8)
Long-term portion of notes payable	$75

(1)	For the three months ending December 31, 2011

Commitments and Contingencies

Our contractual obligations and future minimum lease payments that are non-cancelable at September 30, 2011 are disclosed in the following table (in thousands).

	Total	2011	2012	2013	2014	2015	2016 and beyond
Contractual obligations	$177	$177	$—	$—	$—	$—	$—
Operating lease obligations	25,774	543	2,390	2,669	3,103	3,294	13,775
Notes Payable	115	4	16	16	16	16	47
Capital lease obligations	1,225	275	905	45	—	—	—
Total contractual commitments	$27,291	$999	$3,311	$2,730	$3,119	$3,310	$13,822

Off-Balance Sheet Financings and Liabilities

Other than contractual obligations incurred in the normal course of business, we do not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets or any obligation arising out of a material variable interest in an unconsolidated entity.

BUSINESS

Overview

We are a clinical stage drug discovery and development company focusing on women’s health and cancer, two large markets with significant unmet needs. Building on our understanding of the biology of menopause and cancer, we design new drugs derived from botanical sources which have novel mechanisms of action. Based on the results of our clinical trials and preclinical studies to date, we believe that we have discovered new classes of drug candidates with the potential to be leaders in their markets.

Our lead drug candidate, MenerbaTM (formerly MF-101), represents a new class of receptor sub-type selective estrogen receptor modulator (SERM), for the treatment of vasomotor symptoms of menopause, or “hot flashes.” We have designed Menerba to selectively modulate estrogen receptor beta (ER§) and we believe it could provide a safe and effective alternative to existing FDA approved therapies that pose a significant risk to women for developing breast cancer, stroke, cardiovascular disease, blood clots and other serious diseases. In preclinical studies, Menerba does not lead to tumor formation in either breast or uterine tissues and it does not increase the risk for clotting. This characteristic, if confirmed in clinical testing, would differentiate Menerba from some existing therapies and other hormone-based therapies in clinical development. We announced the results in 2007 of our completed, multicenter, randomized, double-blinded, placebo-controlled Phase 2 trial, involving 217 women, which showed the higher of two Menerba doses tested was well tolerated and resulted in a statistically significant reduction of hot flashes after 12 weeks of treatment. In addition, treatment with the higher dose of Menerba led to a statistically significant reduction in nighttime awakenings when compared to placebo, which represents superior efficacy to existing non-hormonal therapies in development. We are proceeding with further clinical testing at multiple clinical sites in the U.S. We believe that Menerba’s novel mechanism of action could lead to a more favorable safety profile than currently approved hormone therapies (“HT”) and other therapies under development and testing.

During the first nine months of 2011, we completed the development of a cGMP pilot manufacturing facility in preparation for the Phase 3 clinical trial of Menerba. We also completed (i) the production of 10 clinical batches of Menerba, (ii) 13-week animal toxicology studies in rats and dogs evaluating the safety of Menerba and (iii) enrollment to a tolerability clinical trial assessing the safety and tolerability of higher doses of Menerba. The tolerability clinical trials enrolled women of menopausal age for 28 days to test the short term safety and feasibility of administration of the new formulation of Menerba. This trial enabled us to continue on to the Phase 3 clinical trials. On October 26, 2011, we announced that we began enrollment for the Menerba Phase 3 clinical trial.

Although we are focusing our resources primarily on the development of Menerba, we have a diverse pipeline of additional clinical and preclinical drug candidates in both women’s health and cancer, which we may pursue if additional funding becomes available. As part of our pipeline, we are developing BezielleTM, an oral anticancer agent for advanced breast cancer. Unlike most other anticancer drugs and drug candidates, which try to control cancer through genomic and proteomic signaling pathways, Bezielle is designed to take advantage of a unique metabolism of cancer cells, with a well-characterized mechanism of action which leads to very selective tumor cell DNA damage and the death of cancer cells, without lasting harm to normal cells. This is accomplished by Bezielle’s secondary inhibition of glycolysis, a metabolic pathway on which cancer cells rely for energy production. Glycolysis inhibition leads to energy collapse in the cells and results in death of cancer cells. Since normal cells do not rely for the most part on glycolysis for energy production, they are not killed by Bezielle. Based on our clinical and pre-clinical studies, we believe that Bezielle may have a preferential effect on hormone-independent cancers, a subset with few treatment options. To date, 48 women with metastatic breast cancer have been treated with Bezielle in two separate Phase 1 clinical trials. As predicted by the mechanism of action, Bezielle had very limited toxicities with an extremely favorable tolerability profile. Moreover, Bezielle showed encouraging clinical activity among a cohort of women with metastatic breast cancer who had been heavily pretreated with other regimens. A Phase 2 trial has been approved by the FDA and the institutional review boards (“IRBs”) at several prestigious breast cancer clinical sites in the U.S. We will need to obtain additional funding to commence this open-label, non-randomized trial in 80 women diagnosed with metastatic breast cancer who have failed no more than two prior chemotherapy regimens. We believe that Bezielle’s novel mechanism of action and favorable tolerability profile could lead to preferential use over existing drugs in the treatment of advanced breast cancer, and potentially in the broader, adjuvant care of breast cancer. We also plan to evaluate Bezielle for the treatment of other forms of cancer, including pancreatic cancer and adjuvant use in breast cancer. We have also prepared an investigational new drug, or IND, application and plan to initiate a Phase 1 trial for our second women’s health drug candidate, SealaTM (formerly VG101), for the treatment of post-menopausal vulvar and vaginal atrophy, or “vaginal dryness.” We have identified or begun preclinical work on other drug candidates for a variety of indications within women’s health and cancer. We have internally discovered and developed all of our drug candidates using our proprietary biological and chemical techniques.

Our drug development process utilizes botanical sources, used in Traditional Chinese Medicine, believed to produce biologically active compounds. We apply our clinical knowledge, experience with natural compounds and knowledge of proper scientific screening tools to isolate and purify botanical compounds and extracts for pharmaceutical development. In June 2004, the FDA released a document to provide drug developers with guidance on the development of botanical drugs. This guidance states that applicants may submit reduced documentation of nonclinical (preclinical) safety to support an investigational new drug application for initial clinical studies of botanicals that have been legally marketed in the U.S. and/or a foreign country as dietary supplements without raising any known safety concerns. The first botanical extract drug developed pursuant to these guidelines was approved by the FDA in October 2006. To date, all of our drug candidates are derived from botanical extracts and are being developed by following this FDA guidance. In addition, we have identified active chemical components underpinning the mechanism of action for all of our drug candidates, and in some cases, we have developed synthetic methods of production.

We expect to continue to incur significant operating losses over the next few years, and do not expect to generate profits until and unless Menerba or one of our other drug candidates has been approved and is being marketed with commercial partners. As of September 30, 2011, we had an accumulated deficit of $87.1 million. Historically, we have funded our operations primarily through private placements and public offerings of our capital stock, equipment lease financings, license fees and interest earned on investments.

We will need to raise and are pursuing additional funds through grants, strategic collaborations, public or private equity or debt financing, commercial licensing agreements for our products or other funding sources. This funding may not be available on acceptable terms, or at all, and may be dilutive to shareholder interests. See “Risk Factors — Risks Related to Our Common Stock.”

Formation of the Company

Bionovo, Inc. was originally incorporated in California in February of 2002. In March of 2004, it reincorporated in the state of Delaware and in June of 2005 changed its name from Bionovo, Inc. to Bionovo Biopharmaceuticals, Inc. On April 6, 2005, Bionovo Biopharmaceuticals, Inc. became public through a reverse merger with Lighten Up International, Inc., whereby Lighten Up Enterprises International, Inc. acquired all the outstanding shares of Bionovo Biopharmaceuticals, Inc. in exchange for 8,422,490 restricted shares of its common stock in a reverse triangular merger. The acquisition was accounted for as a reverse merger in which Bionovo Biopharmaceuticals, Inc. was deemed to be the accounting acquirer. The Company operated as Lighten Up Enterprises International, Inc. until June 29, 2005 when the Company assumed the name Bionovo, Inc. The historical financial information presented herein is that of Bionovo Biopharmaceuticals, Inc. (as adjusted for any difference in the par value of each entity’s stock with an offset to capital in excess of par value). Financial information subsequent to the reverse merger is that of the merged entity, Bionovo, Inc.

Bionovo, Inc. is incorporated in the state of Delaware.

Development Stage Company

We have not generated any significant revenue since inception. Accordingly, the accompanying financial statements have been prepared using the accounting formats prescribed for a Development Stage Enterprise (DSE). Although we have recognized some nominal amount of revenue, we still believe that we are devoting substantially all our efforts toward developing the business and, therefore, still qualify as a DSE.

Business Strategy

Our goal is to achieve a position of sustainable leadership in the biopharmaceutical industry. Our strategy consists of the following key elements:

Integrate Scientific Discoveries with Natural Substances Used in Traditional Chinese Medicine

For more than 2,000 years, Chinese people have used Traditional Chinese Medicine (TCM) for the prevention and treatment of disease. Many significant drugs and therapies have been derived from botanical sources, such as aspirin and taxol, and some from botanicals used in TCM, such as ephedrine. We seek to apply advances in science, technology and analytical methodology for natural products to the botanicals used in TCM for the discovery and development of new drugs. We intend to continue to integrate cutting edge scientific discoveries and modern medicine with our expertise in natural substances used in TCM to discover and screen novel formulations derived from botanicals.

Develop Products Focused on Women’s Health and Cancer

We have intentionally directed our focus on initial medical applications with urgent needs and very large potential markets. With this strategy, even a small market penetration should result in relatively substantial revenue streams. Under this strategy, we have initially directed our attention to the design of drugs to target women’s health and cancer.

There are approximately 27 million women in the U.S. suffering from menopausal symptoms such as hot flashes and vaginal dryness. To date, pharmaceutical interventions offered for women suffering from menopausal symptoms are often deemed unsatisfactory, or they have significant undesirable side effects. We have developed Menerba, Seala and other compounds in our pipeline by relying in part on what we believe to be our novel system for the assessment of selective estrogen receptors ((α) and (§)) modulators, or SERMs, their downstream co-regulatory proteins and their transcriptional outcome as well as cytotoxic agents.

According to the American Cancer Society (ACS) 2010 Cancer Facts and Figures, cancer is the second leading cause of death in the U.S., yet there remain unmet needs, and current treatments remain ineffective and inadequate for some populations. We have developed Bezielle to address the market for advanced breast cancer, which we believe is approximately 500,000 – 600,000 patients at any given time. We also perceive that this opportunity has been enhanced because the FDA regulatory requirements for approval of cancer drugs have been modified based on the urgent need for safe and effective treatments of this disease. We intend to continue to target this significant market opportunity.

Foster Academic and Industry Collaborations

We have developed research and development relationships with various faculty members at the University of California at San Francisco (UCSF), the University of California at Berkeley (UCB), the University of California at Davis (UCD), University of Southern California (USC), University of Texas MD Anderson Cancer Center at Houston, Case Western Reserve University, the University of Colorado Health Sciences College (UCHSC), Houston University, Baylor University, and the Methodist Hospital Research Institute in Houston, Texas. We also have an active Scientific Advisory Board (SAB) and Medical Advisory Board (MAB). These collaborations provide access to leading intellectual and physical resources, and we believe will augment funding for academic development and accelerate technology transfer of promising innovations. We intend to continue our collaborations in order to leverage the intellectual resources of other major research centers by seeking additional academic collaborations.

We will also seek strategic scientific collaborations with other biotechnology and pharmaceutical companies in order to expand and accelerate the process to product development. We believe this will enhance our research and development capabilities as well as provide potential sales channels for our products. We plan to investigate whether specific biotech and pharmaceutical companies may need our proprietary technology or potential products, and if so, endeavor to reach licensing and development agreements.

Diversify Application of Drug Candidates for Extended Indications

We believe many of our initial drug candidates may have efficacy for more than one indication. Anticancer therapeutics, for example, may apply to a wide range of oncological applications. Similarly, hormonally-active drugs could potentially be used to treat or prevent some forms of cancer or osteoporosis. Accordingly, we intend to pursue alternative applications for our drug candidates when deemed appropriate, to increase our chances of commercial success.

Manufacturing

In 2011, we completed the construction and commissioning of a pilot manufacturing plant for clinical trial supply for Menerba. This facility will not be sufficient for the commercial manufacture of the drug. We intend to outsource the commercial manufacturing of our drug products to qualified contract manufacturers or to commercial partners. For the manufacture of clinical drug material, we will use a combination of internal and external manufacturing resources, determined by our assessment of cost and quality. We strive to continuously assess the best practices, and adjust our supply chain accordingly.

Scientific Discovery Platforms

Screening Philosophy

A useful strategy for the discovery of biologically active compounds from plants utilizes information about the traditional medicinal use of these botanical agents. An advantage to this strategy over random screening is that the extensive clinical tradition and literature may allow for some rationalization with respect to the biological potential for their reputed use. Since most organisms living today evolved under similar adaptation pressures, we believe it is plausible that plants can interact with mammalian organic processes, along similar lines as nutrition from food, and therefore, can be utilized to regulate pathological conditions as they do normal physiological functioning.

As an example, experimental antineoplastic (inhibiting or preventing the growth or development of malignant cells) agents derived from botanicals have been under study in China since the mid-fifties. Agents discovered through this effort include: campothecin (“CPT”) and hydroxycampothecin (“OPT”) from CAMPOTHECA ACUMINATA Decne, Harringtonine and homoheringtonine from several species of CEPHALOTAXUS, Indirubin from BAPHICACANTHES CUSIA Bremek and INDIGOFERA TINCTORIA L. and Kanglaite from COIX LACHRYMA-JOBI L.

We believe that we have a strategic advantage for drug development based on our extensive clinical knowledge and experience with natural compounds and our unique knowledge of the proper scientific tools for screening. This combination accelerates identification of promising compounds. Instead of creating massive screens, we select the most likely candidate compounds for our target areas of women’s health and cancer and test them for efficacy and toxicity with state of the art screening models such as estrogen receptor regulation or induction of cancer cell death. To date, our drug candidates have identified evidence of meaningful activity of approximately 25% in the cytotoxic drug discovery screens and approximately 40% in our estrogen drug discovery screens.

Our clinical knowledge also accelerates the preclinical testing due to the longstanding anecdotal knowledge regarding the toxicities of these agents. The shorter time to clinic provides an opportunity to realize major savings and prolong the exploitation of the patent.

This approach provides a new rational paradigm for drug discovery, whereby the prior known use of a compound for the indication coupled with our understanding of the molecular mechanism significantly reduces the amount of guess work necessary in other linear approaches where it is unclear whether there is in fact a relationship between the molecular target and the indication.

Scientific Discovery Platform I: Hormone Replacement Therapy and Selective Estrogen Receptor Modulators

Over 300 plants synthesize compounds that interact with estrogen receptors (ER), known as phytoestrogens. Elucidating how phytoestrogens regulate ER transcriptional and cell proliferation pathways could have a profound impact on women. For example, phytoestrogens may decrease the risk of some cancers that are common in postmenopausal women. In fact, lower rates of breast, endometrial and colon cancers are generally observed in countries that have a high consumption of phytoestrogens in their diet.

Our goal is to identify compounds effective at preventing or treating breast cancer as well as potential compounds for desired hormone activity. We have tested 71 herbs that are used in TCM for their ability to regulate transcriptional activity in the presence of ERα or ER§. Over forty-six percent (46.4%) of the herbs showed selective activity on the two ERs. In these studies, we identified the herbs that selectively regulate ERα or ER§ and result in different transcriptional activity as well as in tissue selectivity.

These studies have the potential to identify natural selective SERMs, such as the drug tamoxifen, which may be used, with FDA approval, to prevent and treat breast cancer. In addition, we anticipate these studies will provide leads that do not increase the risk of breast cancer. Other indications for estrogenic compounds or SERMs are osteoporosis, obesity, autoimmune disorders, cardiovascular disease prevention, arthritis and menopausal symptomatic management (such as hot flashes, insomnia, vaginal dryness and decreased libido).

Scientific Discovery Platform II: Anticancer Drugs

A number of Chinese medicinal herbs have traditionally been used to prevent and treat cancer. These herbal preparations are purported to have many biological effects including direct anti-proliferative effects on cancer cells, anti-mutagenic activity, and other signaling pathways such as nuclear receptor regulation resulting in prevention of growth or death.

Aqueous and organic extracts from 71 Chinese medicinal herbs historically used for the treatment of illness have been evaluated for antiproliferative activity on five breast cancer cell lines. Approximately 21% ( 15/71) of the extracts demonstrated greater than 50% growth inhibition on 80% of the cancer cell lines tested while five more herbs showed the same activity on fewer cell lines. These results, as well as our data from dose-response curves, DNA fragmentation and flow cytometric analyses, indicate that many of the herbs have significant growth inhibitory effects on various cancer cells in vitro. Furthermore, in vivo tests of some of the extracts in a mouse xenograph model show a significant inhibition of tumor formation with oral administration, with no toxicity or compromise to the mice activity including fluid and food intake.

Pharmacology and Manufacturing Consistency

After assessing the functional activity of whole herb extracts in our established assay systems, we aim to isolate anticancer and estrogenic compounds from the extracts to identify their chemical structure and to evaluate their pharmacodynamic and pharmacokinetic properties. The following studies are or will be conducted for all extracts in order to comply with FDA regulatory demands:

•	Activity Guided Isolation. These studies will be done in order to discover the active components. Once determined, the chemical structure can then be used as a marker for quantification in our manufacturing process, or as a basis for developing a synthetic equivalent.
•	Evaluation of the Pharmacokinetic and Metabolism of Isolated Compounds. Since the drug candidates will be designed to have greater selectivity and less toxicity, these studies will allow us to further determine their dynamic range, application and safety.
•	Botanical Drug Consistency Measures. We have developed methods for simultaneous intra batch and inter batch consistency measures using state of the art analytical technology.
•	Biological Measures. Specific biochemical assays will be employed to measure biological specificity and effect as well as manufacturing consistency similar to other biological drugs.

We will also repeat all quantifiable biological measures, pertaining to the drug, available through our proposed drug platforms. We anticipate that this will ensure qualitative efficacy control of proposed drugs. By identifying compounds both biologically as well as pharmacologically, we believe we will be able to overcome any FDA hurdles regarding drug manufacturing consistency.

Clinical Trials Design

Many companies with good science suffer from a lack of sufficient clinical knowledge, poor clinical trials design expertise or limited access to reputable clinical facilities to conduct their early trials. Since our approach to drug design relies heavily on clinical experience and expertise, in our respective fields, we emphasize sound clinical trial design as one of our strengths.

All of our drug trials follow traditional methods for assessment as well as auxiliary clinical and objective measures in order to strengthen our primary and secondary claims.

Scientific Consultants

We use consultants to provide us with expert advice and consultation on our scientific programs and strategies. They also serve as contacts for us throughout the broader scientific community. We have consulting agreements with a number of academic scientists and clinicians, who collectively serve as our SAB and MAB.

These individuals serve as key consultants with respect to our product development programs and strategies. They possess expertise in numerous scientific fields, including chemistry, pharmacology, cancer, estrogen receptor biology, clinical drug testing, and regulatory compliance.

We retain each consultant according to the terms of a consulting agreement. Under such agreements, we pay them a consulting fee. In addition, some consultants hold options to purchase our common stock, subject to the vesting requirements contained in the consulting agreements. Certain consultants may receive compensation arising from business development transactions they initiate. Our consultants are employed by institutions other than ours, and therefore may have commitments to, or consulting or advisory agreements with other entities or academic institutions that may limit their availability to us.

Research and Development

Our pre-clinical research is conducted at our main office in Emeryville, California with some research work also conducted at our facility in Hayward, California, UCSF, UCB, UCD, and UCHSC. During the fiscal years ended December 31, 2010, 2009 and 2008, we incurred research and development expenses of $14.6 million, $12.5 million and $11.4 million, respectively. We further expect that research and development expenses will increase as and when we continue development of our drugs.

Intellectual Property and Patent Protection

Patent protection is important to our business. The patent position of companies in the pharmaceutical field generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. Therefore, we cannot be certain that any patent applications relating to our products or processes will result in patents being issued, or that the resulting patents, if any, will provide protection against competitors who successfully challenge our patents, obtain patents that may have an adverse effect on our ability to conduct business, or are able to circumvent our patent position. It is possible that other parties have conducted or are conducting research and could make discoveries of compounds or processes that would precede any of our discoveries. Finally, there can be no assurance that others will not independently develop similar pharmaceutical products which will compete against ours, or cause our drug product candidates and compounds to become obsolete. At present, we have 126 patent applications pending in the United States Patent and Trademark Office, as well as in the Patent Cooperation Treaty, the European Patent Office, Japan, and other markets. One patent (US 7482029 B1) for Menerba, entitled “Composition for Treatment of Menopause”, was issued on March 29, 2006 and expires in August of 2026. Another patent (US 7700136), for Bezielle, entitled “Scutellaria barbata Extract for the Treatment of Cancer”, was issued on April 20, 2010, and expires in November of 2026.

Our competitive position is also dependent upon unpatented trade secrets. We have a policy of requiring our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with us. These agreements will provide that all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential, except in specified circumstances. However, we cannot assure you that these agreements will provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure of confidential information. Further, invention assignment agreements executed by consultants and advisors may conflict with, or be subject to, the rights of third parties with whom such individuals have employment or consulting relationships. In addition, we cannot assure you that others will not independently develop equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that such trade secrets will not be disclosed, or that we can effectively protect our rights to unpatented trade secrets.

We may be required to obtain licenses to patents or proprietary rights of others. We cannot assure you that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to us or at all. If we do not obtain such licenses, we could encounter delays in product market introductions while we attempt to design around such patents, or could find that the development, manufacture, or sale of products requiring such licenses could be foreclosed. Litigation may be necessary to defend against claims of infringement asserted against us by others, assert claims of infringement to enforce patents issued to us or exclusively licensed to us, to protect trade secrets or know-how possessed by us, or to determine the scope and validity of the proprietary rights of others. In addition, we may become involved in oppositions in foreign jurisdictions, reexaminations declared by the United States Patent and Trademark Office, or interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions with respect to our patent applications or those of our licensors. Litigation, opposition, reexamination or interference proceedings could result in substantial costs to and diversion of effort by us, and may have a material adverse impact on us. In addition, we cannot assure you that our efforts to maintain or defend our patents will be successful.

Government Regulation and Environmental Issues

The development, manufacturing, marketing, and distribution of drug products are extensively regulated by the FDA in the U.S. and similar regulatory agencies in other countries.

Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture, and expected marketing of our drug product candidates and in our ongoing research and development activities. The nature and extent to which such regulation will apply to us will vary depending on the nature of any products developed. We anticipate that all of our drug product candidates will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage, and record-keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent compliance with the appropriate federal statutes and regulations requires substantial time and financial resources. Any failure by us or our collaborators to obtain, or any delay in obtaining, regulatory approval could adversely affect the marketing of any products developed by us, our ability to receive product revenues, and our liquidity and capital resources.

The steps ordinarily required before a new drug may be marketed in the U.S., which are similar to steps required in most other countries, include:

•	adequate and well-controlled clinical trials to establish the safety and efficacy of the drug;
•	the submission of a new drug application to the FDA; and
•	FDA review and approval of the new drug application (NDA) or, if applicable, biologics license application (BLA).

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal studies. The results of preclinical testing are submitted to the FDA as part of an investigational new drug (IND) application. A 30-day waiting period after the filing of each IND application is required prior to commencement of clinical testing in humans. At any time during the 30-day period or at any time thereafter, the FDA may halt proposed or ongoing clinical trials until the FDA authorizes trials under specified terms.

The IND application process may be extremely costly and substantially delay development of our drug product candidates. Moreover, positive results of preclinical tests will not necessarily indicate positive results in subsequent clinical trials. The FDA may require additional animal testing after permitting earlier clinical trials with respect to an IND and prior to Phase 3 trials. These additional studies are customary for drugs intended for use by healthy populations. The FDA uses the results of these tests to determine whether to permit additional clinical trials or to put the IND on clinical hold. Our menopausal drug, Menerba, is being (and in the future may be) subjected to such studies, which may delay or damage our ability to complete trials and obtain a marketing license.

If the FDA decides not to place the IND on clinical hold, and, consequently, to permit additional clinical trials, clinical trials to support new drug applications are typically conducted in three sequential phases, although the phases may overlap. During Phase 1, clinical trials are conducted with a small number of subjects to assess metabolism, pharmacokinetics, pharmacological actions, various dosage levels, and safety, including potential side effects associated with increasing doses. Phase 2 usually involves studies in a limited patient population to:

•	assess the efficacy of the drug in specific, targeted indications;
•	assess dosage tolerance and optimal dosage;
•	identify possible adverse effects and safety risks; and
•	correlate drug product potency to efficacy via pharmacological or biological studies.

If a compound is found to be potentially effective and to have an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites. Our lead drug candidate Menerba has successfully completed Phase 2 and we are progressing to Phase 3.

After successful completion of the required clinical trials, an NDA is generally submitted. The NDA contains scientific and clinical data, which is intended to demonstrate that the drug is safe and effective for its proposed indication(s). An NDA also includes an extensive description of the chemistry, manufacturing and control plans (CMC). The FDA may request additional information before accepting the NDA for filing, in which case the NDA must be resubmitted with the additional information. Once the submission has been accepted for filing, the FDA reviews the NDA and either informs the applicant of its decision or requests additional information or clarification. FDA requests for additional information or clarification often significantly extend the review process. The FDA may refer the NDA to an appropriate advisory committee for review, evaluation and recommendation as to whether the NDA should be approved, although the FDA is not bound by the recommendation of an advisory committee.

If the FDA evaluations of the application and the manufacturing facilities are favorable, the FDA may issue an approval. They may also issue a Complete Response letter (CR), wherein they outline conditions that must be met for approval and/or deficiencies in the submission.

Sales outside the United States of products we develop will also be subject to regulatory requirements governing human clinical trials and marketing for drugs. The requirements vary widely from country to country, but typically the registration and approval process takes several years and requires significant resources. In most cases, if the FDA has not approved a product for sale in the United States, the product may only be exported for sale outside of the United States if it has been approved for sale in any one of the following: the European Union, Canada, Australia, New Zealand, Japan, Israel, Switzerland and/or South Africa. There are specific FDA regulations that govern this process.

We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work. We cannot accurately predict the extent of government regulation that might result from future legislation or administrative action.

Manufacturing

We currently have no commercial manufacturing capabilities. To date, using manufacturing processes we have designed and tested in-house, we have engaged domestic and foreign manufacturers experienced in FDA Good Manufacturing Practices (or GMP) for drug production, for the supply of our product candidates and other compounds solely for our pre-clinical research and development activities. We have entered into an agreement that includes non-disclosure and confidentiality provisions with a manufacturer needing access to the proprietary information regarding our manufacturing process. However, as our other manufacturers do not require knowledge of such proprietary aspects, we have not entered into formal written agreements with these other manufacturers, and accordingly submit purchase orders to them on an as needed basis. We believe that numerous alternative manufacturers exist that would be capable of fulfilling our current product supply needs in the event we were unable to obtain product or services from our current manufacturers. We are also in the process of establishing the capability of internally providing certain aspects of the manufacturing process where economically and/or technically preferable.

In order to successfully commercialize our drug product candidates, we, or third parties with whom we contract, must be able to manufacture products in commercial quantities in compliance with the FDA’s current GMP (or cGMP) at acceptable costs and in a timely manner. As we do not own a cGMP manufacturing facility, we expect to contract with third parties to provide us with cGMP production capacity when appropriate.

Marketing and Sales

We currently have no sales activities, and no employees engaged in selling any of our products, as we have not received FDA approval to do so. Marketing activities are related to website design, and attendance at industry tradeshows and conferences, where we promote the results of our research activities.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies that are active in different but related fields represent substantial competition for us. Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. To compete successfully in this industry we must identify novel and unique drugs or methods of treatment and then complete the development of those drugs as treatments in advance of our competitors.

The drugs that we are attempting to develop will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. Other companies have products or drug candidates in various stages of pre-clinical or clinical development to treat diseases for which we are also seeking to discover and develop drug candidates. Some of these potential competing drugs are further advanced in development than our drug candidates and may be commercialized earlier.

Our lead product candidate for the treatment of menopausal symptoms, Menerba, would be expected to compete with postmenopausal hormone replacement therapy which has been the primary treatment of menopausal symptoms such as hot flashes. Leading hormonal agents include Premarin and Prempro by Wyeth Pharmaceuticals, Cenestin, Estradiol (generic) and Medroxy-Progesterone Acetate by Barr Pharmaceuticals, and Ogen, Provera and Estring by Pfizer. In addition, Menerba may be expected to compete with newer generation anti-depressants used off-label to treat hot flash frequency, such as desvenlafaxine by Wyeth, fluoxetine by Eli Lilly and paroxetine by GlaxoSmithKline. In addition, Depomed is developing gabapentin extended release for the treatment of menopausal hot flashes. The makers of these hormonal agents would compete directly with us relative to Menerba.

We believe that Menerba’s novel mechanism of action could lead to a more favorable safety profile than currently approved hormone therapies (HT) and other therapies under development and testing, although further clinical testing has yet to be completed to demonstrate this. Certain hormone replacement therapies may still have advantages relative to Menerba. These advantages may include: lower pricing and greater efficacy.

We believe we possess the competitive advantage of using unique technologies with extracts that are considered to be safe and tolerable in humans. We also believe that finding lead drugs that are orally tolerable and potentially safe from the start of the discovery process provides an advantage in the pharmaceutical development process.

Company Information

We were incorporated in Delaware in 2005. Our principal executive offices are located at 5858 Horton Street, Suite 400, Emeryville, California 94608, and our main telephone number is (510) 601-2000. Investors can obtain access to our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and all amendments to these reports, free of charge, on our website at http://www.bionovo.com as soon as reasonably practicable after such filings are electronically filed with the Securities and Exchange Commission (“SEC”).

We have adopted a code of ethics, which is part of our Code of Business Conduct and Ethics that applies to all of our employees, including our principal executive officers. This code of ethics is posted on our website.

Employees

As of February 3, 2012, we had 51 employees, of which all are full time employees. None of our employees are represented by a collective bargaining agreement. We believe that our employee relations are good.

Properties

The Company leases approximately 32,000 square feet of laboratory and office facilities located at 5858 Horton Street, Suite 400, Emeryville, CA 94608, under a long-term, non-cancelable operating lease agreement that expires in December of 2018. The lease provides for increases in future minimum annual rental payments and the agreement requires the Company to pay executory costs (real estate taxes, insurance, and repairs).

In January of 2011, the Company entered into a ten-year, non-cancelable operating lease agreement for a manufacturing facility in Hayward, California. The lease began on April 1, 2011. Monthly rental payments of $18,750 began on April 1, 2011 and will increase over the ten-year period. The Company will gradually assume greater space between the first year and the fourth year for a total of 51,472 square feet beginning with the fourth year and through the end of the lease.

In November of 2011, the Company relocated its Aurora, Colorado operations to its Hayward, California facility and no longer utilizes laboratory facilities in Aurora, Colorado.

Legal Proceedings

We anticipate that Socius CG II, Ltd. (“Socius”) will soon file a complaint against the Company in the Circuit Court of the 11th Judicial District in and for Miami-Dade County, Florida, for alleged breach of contract, claiming an amount due of $250,000, plus interest, costs, and attorney’s fees. If filed, the Company will attempt to settle this dispute through the issuance of a number of shares of the Company’s common stock to be agreed upon by the parties.

From time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. Other than as described above, we are not at this time a party, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, would be expected to have a material adverse effect on our business, financial condition or results of operation.

MANAGEMENT

Executive Officers and Directors

The following persons are our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Isaac Cohen, O.M.D., L.Ac.(1)(2)	49	Chairman, Chief Executive Officer, Chief Scientific Officer and Director
Mary Tagliaferri, M.D., L.Ac(2)	46	President, Chief Medical Officer, Chief Regulatory Officer and Director
J. David Boyle II	58	Senior Vice President and Chief Financial Officer
George Butler, Ph.D(2)(3)(4)	64	Director
Louis Drapeau, CPA, MBA(1)(2)(3)(4)	67	Director, Lead Independent Director
Robert Farrell(1)(2)(3)(4)	62	Director

(1)	Member of the Governance Committee.
(2)	Member of the Nominations Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.

Isaac Cohen, O.M.D., L.Ac., is a co-founder of Bionovo Pharmaceuticals, Inc. (“Bionovo Pharmaceuticals”), and has served as its Chairman, Chief Executive Officer, and Chief Scientific Officer and as a director since February 2002. He became Bionovo, Inc.’s Chairman, Chief Executive Officer and Chief Scientific Officer and a Director in April 2005. Dr. Cohen has been a Guest Scientist at the University of California, San Francisco (UCSF) Cancer Research Center and UCSF Center for Reproductive Endocrinology since 1996. Dr. Cohen was in private practice at The American Acupuncture Center, located in Berkeley, California from 1989 – 2005. As co-founder and Chief Scientific Officer, Dr. Cohen provides an essential creative core and scientific rigor to the Board.

Mary Tagliaferri, M.D., L.Ac., is a co-founder of Bionovo Pharmaceuticals, and has served as its Chief Regulatory Officer, Chief Medical Officer, Secretary and Treasurer and as a director since February 2002. She became Vice President, Chief Medical Officer, Chief Regulatory Officer, Secretary and Treasurer of Bionovo, Inc. in April 2005, and a director effective in May 2005. She became President of Bionovo, Inc. in addition to continuing her functions as the Company’s Chief Medical Officer, Chief Regulatory Officer, Secretary, Treasurer and Director in May 2007. Dr. Tagliaferri conducted translational research at the University of California, San Francisco from 1996 to 2002. Dr. Tagliaferri, as co-founder and Chief Medical Officer, provides an essential creative core and medical rigor to the Board.

J. David Boyle II has served as our Senior Vice President and Chief Financial Officer since January of 2012. He previously served as the Senior Vice President and Chief Financial Officer of AVI BioPharma, Inc. (“AVI”), a position he held since August 2008, and served as AVI’s Interim Chief Executive Officer and President from April 2010 until December 2010. Mr. Boyle also previously served as AVI’s Secretary from September 2008 to April 2010. Prior to his employment at AVI, Mr. Boyle worked for both XOMA Ltd., a biopharmaceutical company in the field of therapeutic antibody discovery and development, and Polycom, Inc., a worldwide high technology communications company. Mr. Boyle served as Chief Financial Officer of XOMA Ltd. from July 2005 to August 2008. Prior to his position as Chief Financial Officer, Mr. Boyle served as Vice President, Financial Operations of XOMA Ltd. from January 2005 to July 2005. Mr. Boyle joined XOMA Ltd. in January 2005 from Polycom, Inc. where he served from March 2002 to December 2004, most recently, as Vice President, Finance. Prior to his employment with Polycom, Inc., Mr. Boyle worked for Salix Pharmaceuticals, Ltd. in the U.S. and for Ares Serono Group both in the U.S. and Switzerland. Mr. Boyle holds a B.A. degree from Catholic University.

George Butler, Ph.D., has been a director since March 11, 2008. Currently, Dr. Butler serves as the Chairman and President of SingEval (Singapore) Pte. Ltd., a drug development company based in Singapore and the US. Dr. Butler was formerly the vice president, Customer Relationships, Global Development of AstraZeneca, plc, a global pharmaceutical company. Prior to this, he was Vice President, Head of Regulatory

Affairs. Prior to his time at AstraZeneca, Dr. Butler was Vice President and Head of Regulatory Affairs with Novartis AG. Dr. Butler has over 30 years of healthcare research and business experience, primarily in a development environment in multiple biopharmaceutical companies and has also been active for many years in advancing Asian-Western development/regulatory single programs. Dr. Butler is an independent and unaffiliated director, and serves on our Compensation and Nominations Committee. Dr. Butler provides a valuable insight into regulatory affairs, healthcare research and drug development.

Louis Drapeau, CPA, MBA, has been a director since March 14, 2008. Mr. Drapeau has served as the Chief Financial Officer of InSite Vision since November 2007 and served as its Chief Executive Officer from November 2008 through November 2010. Prior to InSite Vision, he served as Chief Financial Officer, Senior Vice President, Finance, at Nektar Therapeutics, a biopharmaceutical company headquartered in San Carlos, California from January 2006 to August 2007. Prior to Nektar, Mr. Drapeau served as Acting Chief Executive Officer from August 2004 to May 2005 and as Senior Vice President and Chief Financial Officer from August 2002 to August 2005 for BioMarin Pharmaceutical Inc, a pharmaceutical company. Previously, Mr. Drapeau spent more than 30 years at Arthur Andersen. Mr. Drapeau also serves on the boards of Intermune, Inc., a pharmaceutical company and Bio-Rad Laboratories, a life science and clinical diagnosis company. From 2006 to 2008, Mr. Drapeau served on the board of directors of Inflazyme Pharmaceuticals, a biotechnology company whose stock is traded on the Toronto stock exchange. Mr. Drapeau is an independent and unaffiliated director, and serves as the chair of our Audit Committee. Mr. Drapeau meets the qualifications as a “Financial Expert”, according to the definition in Item 407 (d)(5)(ii) on Regulation S-K. As such, in the opinion of the Board, Mr. Drapeau provides valuable financial expertise to the Board.

Robert Farrell has been a director since January 5, 2012. Mr. Farrell held the positions of Executive Vice President and CFO of Titan Pharmaceuticals, Inc. from 1996 – 2009 and was appointed President and CEO of Titan in December 2008, a position that he held through 2009. Prior to Titan Pharmaceuticals, from 1991 – 1996, Mr. Farrell served as Corporate Group Vice President and CFO of Fresenius USA, a pharmaceutical manufacturing and medical device company focused on the treatment of end-stage renal disease. Mr. Farrell holds an undergraduate degree from the University of Notre Dame and received his J.D. degree from the University of California. Mr. Farrell is an independent and unaffiliated director, and serves on our Audit Committee and our Compensation and Nominations Committee. We believe that Mr. Farrell’s professional background, experience in the healthcare field, including his prior serious leadership positions at other medical and biotech related companies, make him well qualified as a member of our board.

Scientific Advisory Board

We have assembled a scientific advisory board that includes several prominent scientific and product development advisors who provide expertise, but except for Isaac Cohen are employed elsewhere on a full-time basis, in the areas of women’s health including menopause, breast cancer, cell biology, immunology, hormonal and metabolic disorders, biostatistics and pharmaceutical development. As of February 6, 2012, the board consisted of the following individuals:

Name	Affiliation	Area of Expertise
Len Bjeldanes, Ph.D.	University of California, Berkeley	Molecular Toxicology/Bioactive Compound Isolation and Identification
Paul Pui-Hay But, Ph.D.	Food and Drug Authentication Laboratory Ltd., Hong Kong	Botanical Authentication and Chinese Medicine Quality Control
Uwe Christians, M.D., Ph.D.	University of Colorado	Pharmacology
Isaac Cohen, O.M.D., L.Ac.	Bionovo, Inc.	Herbology, Pharmacology, Cell Biology and Pharmaceutical Development
Gary L. Firestone, Ph.D.	University of California, Berkeley	Molecular and Cell Biology
Richard Gless, Ph.D.	Arete Therapeutics	Chemical Research Management
Bert W. O’Malley, M.D.	Baylor College of Medicine	Molecular and Cell Biology, Nuclear Receptor Regulation
Moshe Rosenberg, D.Sc.	University of California, Davis	Microencapsulation Properties of Proteins, Lipids and Carbohydrates
Terry Speed, Ph.D.	University of California, Berkeley	Bioinformatics
Zung Vu Tran, Ph.D.	University of Colorado	Biostatistics and Bioinformatics
Richard Weiner, Ph.D.	University of California, San Francisco	Neuroendocrinology, Cancer
Ethan Weiss, M.D.	University of California, San Francisco	Cardiology

Medical Advisory Board

We have assembled a medical advisory board that includes several prominent clinical and scientific advisors who provide expertise, but except for Mary Tagliaferri are employed elsewhere on a full-time basis, in the areas of women’s health, cancer treatment, and related areas. These individuals provide critical guidance in our planning and execution of clinical trials for our drug candidates. As of February 6, 2012, the board consisted of the following individuals:

Name	Affiliation	Area of Expertise
Mary Cushman, M.D.	University of Vermont	Hematology, Epidemiology
Marco Gambacciani, M.D.	Santa Chiara University Hospital	Menopause
Steven Goldstein, M.D.	New York University	Menopause, Uterine Safety
Deborah Grady, M.D.	University of California, San Francisco	Menopause
James Pickar, M.D.	Columbia University	Menopause
Mary Tagliaferri, M.D., L.Ac.	Bionovo, Inc.	Menopause, Breast Cancer
Debasish Tripathy, M.D.	University of Southern California	Breast Cancer
Wulf H. Utian, M.D.	Executive Director Emeritus and Honorary Founding President of The North American Menopause Society, and Case Western Reserve	Gynecological Endocrinology
Ethan Weiss, M.D.	University of California, San Francisco	Cardiology
Janet Wittes, Ph.D.	Statistics Collaborative, Inc.	Clinical Biostatistics

EXECUTIVE COMPENSATION

The following table sets forth information regarding compensation earned in 2011, 2010 and 2009 by our Chairman and CEO, our President and Chief Medical Officer, and our Chief Financial Officer (these individuals are collectively referred to as our “named executive officers”):

	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Options Awards(1) ($)	Non-Equity Incentive Plan Comp ($)	All Other Compensation ($)	Total ($)
Isaac Cohen(2) Chairman and Chief Executive Officer	2011	375,000	—	—	956,398	—	25,242	1,356,640
	2010	375,000	—	—	23,227	150,000	26,258	574,485
	2009	375,000	—	—	—	50,000	21,190	446,190
Mary Tagliaferri(2) President and Chief Medical Officer	2011	375,000	—	—	956,398	—	25,067	1,356,465
	2010	375,000	—	—	15,487	125,000	27,500	542,987
	2009	375,000	—	—	—	40,000	21,055	436,055
Thomas Chesterman(3)(4) Senior Vice President and Chief Operating	2011	320,250	—	—	223,550	—	24,907	568,707
	2010	320,250	—	—	—	100,000	20,021	440,271
	2009	320,250	—	—	—	—	20,063	340,313

(1)	The value of option awards disclosed is based on the aggregate grant date fair value of the awards on date of grant. The method of and assumptions used to calculate the value of the options granted to our named executive officers is discussed under Note 7 of the Notes to the Financial Statements included in Bionovo’s Annual Report on Form 10-K for fiscal 2010 filed with the SEC on March 16, 2011.
(2)	Isaac Cohen, our Chairman and Chief Executive Officer, and Mary Tagliaferri, our President and Chief Medical Officer, were each granted 1,500,000 options on May 10, 2011. The aggregate grant date fair value was $956,398 for each grant.
(3)	Thomas Chesterman, our former Chief Financial Officer, was granted 350,000 options on May 10, 2011. The aggregate grant date fair value was $223,550.
(4)	On January 2, 2012, Thomas Chesterman resigned from his position as Chief Financial Officer. His last day of employment was January 3, 2012.

All Other Compensation in the summary compensation table above includes the following components:

Name	Year	Car Allowance ($)	Health Care Contributions ($)	Life Insurance Premiums ($)	Total ($)
Isaac Cohen	2011	9,682	14,296	1,264	25,242
	2010	14,160	10,834	1,264	26,258
	2009	9,388	10,538	1,264	21,190
Mary Tagliaferri	2011	9,607	14,331	1,129	25,067
	2010	15,529	10,842	1,129	27,500
	2009	9,388	10,538	1,129	21,055
Thomas Chesterman	2011	—	20,630	4,277	24,907
	2010	—	15,744	4,277	20,021
	2009	—	15,786	4,277	20,063

Potential Payments Upon Termination or Change in Control

The following table and summary set forth potential payments payable to our current executive officers upon termination of employment or a change in control. The Board may in its discretion revise, amend or add to the benefits if it deems advisable, subject to limitations in the executive officer employment agreement (if applicable). The table below reflects amounts payable to our executive officers assuming their employment was terminated on December 31, 2011:

Name	Benefit	Termination Without Cause Prior to a Change in Control ($)	Termination Without Cause or Constructive Termination Following a Change in Control ($)
Isaac Cohen(1)	Salary	375,000	375,000
	Bonus	150,000	150,000
	Benefits continuation	—	12,000
	Total value:	525,000	537,000
Mary Tagliaferri(1)	Salary	375,000	375,000
	Bonus	150,000	150,000
	Benefits continuation	—	12,000
	Total value:	525,000	537,000
Thomas Chesterman(2)	Salary	320,250	160,000
	Bonus	–
	Benefits continuation	—	—
	Total value:	320,250	160,000

(1)	Isaac Cohen and Mary Tagliaferri entered into amended and restated employment agreements (the “Employment Agreements”) with the Company, effective January 23, 2012, which contain new terms and conditions relating to termination of employment and a change in control of the Company. The Employment Agreements are filed as Exhibit 10.1 and 10.2, respectively, to the Company’s Form 8-K, filed with the SEC on January 27, 2011, and incorporated herein by reference.
(2)	On January 2, 2012, Thomas Chesterman resigned from his position as Chief Financial Officer. His last day of employment was January 3, 2012.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the Named Executive Officers during the fiscal year ended December 31, 2011. The option awards and unvested portion of the stock awards identified in the table below are also reported in the Outstanding Equity Awards Table at December 31, 2011 below.

Name	Grant Date	Approval Date	Payments Under Non-Equity Incentive Plan Awards(1) ($)	All Other Stock Number of Shares of Stock or Units (#)	All Other Option Awards Number of Securities Underlying Options(2) (#)	Exercise or Base Price of Option Awards(2) ($/Sh)
Isaac Cohen	5/10/2011	5/10/2011	—	—	1,500,000	0.79
Mary Tagliaferri	5/10/2011	5/10/2011	—	—	1,500,000	0.79
Thomas Chesterman	5/10/2011	5/10/2011	—	—	350,000	0.79

(1)	There were no payments made under the incentive bonus plan for the year ended December 31, 2011.
(2)	This column shows the number of shares based on the option grant on May 10, 2011, to the Named Executive Officer. The options vested 20% upon the date of grant and will continue to vest 20% on each anniversary of the grant date over four years.
(3)	This column shows the exercise price for the stock options granted to the Named Executive Officers, which was the closing price of Bionovo stock on the date the Compensation Committee approved and granted such options.

Outstanding Equity Awards

The following table shows all outstanding equity awards held by the Named Executive Officers as of December 31, 2011. The awards identified in the table below for the Named Executive Officers are also reported in the above Grants of Plan-Based Awards Table:

	Number of Securities Underlaying Unexercised Options
Name	(#) Exercisable	(#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Isaac Cohen(1)(2)	300,000	1,200,000	0.79	5/10/2016
	9,836	—	3.05	1/12/2015
Mary Tagliagerri(1)(2)	300,000	1,200,000	0.79	5/10/2016
	6,558	—	3.05	1/12/2015
Thomas Chesterman(3)	70,000	280,000	0.79	5/10/2016
	160,000	—	14.90	7/11/2017
	40,000	—	11.70	11/01/2012

(1)	Options granted on May 10, 2011 to Isaac Cohen, Mary Tagliaferri and Thomas Chesterman vested 20% on the date of grant and continue vesting 20% each anniversary of the grant date of four years.
(2)	Options granted on January 12, 2010 to Isaac Cohen and Mary Tagliaferri vested on the date of grant.
(3)	Options granted to Thomas Chesterman upon hire vest ratably over a four year period with 25% vesting on the anniversary of the hire date.

Options Exercised

There were no options exercised by the Named Executive Officers during the fiscal year ended December 31, 2011.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2011. No equity compensation plans that were in effect as of December 31, 2011 were adopted without the approval of our security holders.

Plan Category	Common Stock to be Issued Upon Exercise of Outstanding Options, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, and Rights (b)	Common Stock Available for Issuance Under Equity Compensation Plan (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	7,275,945	$1.62	4,624,721
Equity compensation plans not approved by security holders	—	—	—

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of February 6, 2012 and as adjusted to reflect the sale of our common stock and warrants offered by this prospectus by the following:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;
•	each of our officers and directors; and
•	all of our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Name and Address of Beneficial Owner(1)		Before Offering	After Offering
RothsInvest Asset Management AG(2)	5,320,121	8.8%
Isaac Cohen(3)	2,253,455	3.7%
Mary Tagliaferri(4)	2,231,177	3.7%
David Boyle	—	—
Louis Drapeau(5)	47,300	*
George Butler(6)	39,000	*
Robert Farrell(7)	30,000	*
All executive officers and directors as a group (6 persons)(8)	4,600,932	7.59%

*	Less than 1%.
(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 60,613,870 shares of common stock outstanding on February 6, 2012, adjusted as required by rules promulgated by the SEC. Unless otherwise indicated, the address of each person on this table is c/o Bionovo, Inc., 5858 Horton Street, Suite 400, Emeryville, CA 94608.
(2)	The address of this entity is Brandenberg Rechtsanwälte, Poststrasse 9, CH-6300 Zug. This information is based solely on a Schedule 13G filed on April 7, 2011.
(3)	Includes 309,836 shares subject to stock option agreements exercisable within 60 days.
(4)	Includes 306,558 shares subject to stock option agreements exercisable within 60 days.
(5)	Includes 29,300 shares subject to stock option agreements exercisable within 60 days.
(6)	Includes 29,000 shares subject to stock option agreements exercisable within 60 days.
(7)	Includes 30,000 shares subject to stock option agreements exercisable within 60 days.
(8)	Includes 704,694 shares subject to stock option agreements exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Dr. John D. Baxter, a former member of our Board of Directors, became a member of our Scientific Advisory Board (SAB) in February of 2009 under a consultancy agreement for a term of two years. Under the terms of the agreement, Dr. Baxter was to be paid a total of $40,000, in quarterly installments and was granted options to purchase 12,000 shares of our common stock at an exercise price $1.25. The options vested over two years with 50% vesting on the first and second anniversaries of the grant date. Dr. Baxter received $18,333 for his services during the year ended December 31, 2009 and earned $20,000 for his services during the year ended December 31, 2010 and $15,000 for the year ended December 31, 2011. In March 2011, we renewed our contract with Dr. Baxter with the same cash payment and option provisions. In October 2011, Dr. Baxter ceased to be a member of our SAB due to illness.

Related-Person Transactions Policy and Procedures

It is our practice and policy to comply with all applicable laws, rules and regulations regarding related-person transactions, including the Sarbanes-Oxley Act of 2002. A related-person is any executive officer, director, or more than 5% stockholder of our company, including any of their immediate family members, and any entity owned or controlled by such persons. Under its charter, our Audit Committee is charged with reviewing and approving all related-person transactions and in addition approves any direct or indirect personal loans from our company to non-executive employees. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our certificate of incorporation and bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, and to the provisions of the General Corporation Law of the State of Delaware, as amended, or the Delaware General Corporation Law.

Common Stock

We are authorized to issue 340,000,000 shares of common stock, par value $0.0001 per share. Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of our common stock are not entitled to cumulative voting rights for election of directors. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in the amounts and at times as may be declared by our Board of Directors out of funds legally available. We have not paid any dividends and do not anticipate paying any dividends on our common stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business. Upon liquidation, dissolution or winding-up, holders of our common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of our preferred stock, if any. Holders of our common stock do not have preemptive rights.

As of February 6, 2012, there were issued and outstanding 60,613,870 shares of common stock.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying or preventing a change in control of our company, all without further action by our stockholders.

Our board of directors has authorized the issuance of up to 1,000 shares of Series A Preferred Stock, $0.0001 par value per share, none of which are outstanding as of the date hereof. As of the date of this registration statement, our board of directors has not authorized the creation of the Preferred Stock. We will obtain authorization from our board of directors prior to any issuance of Preferred Stock.

Market Information

Our common stock is listed on the OTC Link Platform under the ticker symbol “BNVI.PK.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — NASDAQ Voluntary Delisting” beginning on page 28 of this prospectus for additional information regarding the voluntary delisting of our common stock from The NASDAQ Capital Market. On February 7, 2012, the last reported sale price per share of our common stock was $0.13 per share. The shares of common stock offered pursuant to this prospectus have been approved for listing on the OTC Link Platform.

Transfer Agent

The transfer agent and registrar for our common stock is Colonial Stock Transfer, 66 Exchange Place, Salt Lake City, Utah 84111.

Certain Provisions Of Delaware Law, The Certificate Of Incorporation And Bylaws

Provisions that May Have an Anti-Takeover Effect

We are subject to the provisions of Section 203 of the Delaware General Corporation Law statute. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage attempted acquisitions that might result in a premium over the market price for the shares of our common stock held by stockholders.

Limitations on Directors’ Liability

Our certificate of incorporation contains certain provisions permitted under Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in certain circumstances where such liability may not be eliminated under applicable law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law.

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering:

•	$25,000,000 of Preferred Stock;
•	Warrants to purchase 75% of the number of shares of common stock the holders of Preferred Stock would receive upon conversion of the Preferred Stock at the Original Conversion Price; and
•	up to 240,000,000 shares of common stock issuable from time to time upon exercise of the Warrants.

The following summary of certain terms and provisions of the Preferred Stock and Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the certificate of designations of the Preferred Stock and form of warrant, which are attached or referenced to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the certificate of designations of the Preferred Stock and the form of the warrant.

Preferred Stock

  Issuance of the Preferred Stock

The $25,000,000 of Preferred Stock may be issued in multiple closings as follows:

•	$4,000,000 of Preferred Stock and related Warrants at the first closing;
•	$6,000,000 of Preferred Stock and related Warrants at a second closing, subject to certain conditions;
•	$7,500,000 of Preferred Stock and related Warrants at a third closing, subject to certain conditions; and
•	$7,500,000 of Preferred Stock and related Warrants at a fourth closing, subject to certain conditions.

Each share of Preferred Stock shall have a value, or Stated Value, of $10,000 per share.

The second closing of an issuance of Preferred Stock is subject to customary closing conditions for transactions of this type, including, without limitation, the satisfaction of Equity Conditions (as defined below), and each of the following conditions:

•	the number of authorized shares of our common stock must be at least 1,500,000,000 (which will require shareholder approval at a special meeting to be called for that purpose); and
•	all Preferred Stock issued in prior closings must have been redeemed or converted in full and any outstanding senior unsecured convertible notes issued in exchange for any Preferred Stock must have been repaid or converted in full.

If one or more Equity Conditions to any closing of a purchase of Preferred Stock or exchange into senior convertible notes are not satisfied, each holder of Preferred Stock, in its sole discretion, may elect to waive any such condition, in whole or in part, and may determine to consummate such closing sooner than contemplated by the terms described in this prospectus and to make such purchase for any amount up to the maximum Stated Value of Preferred Stock or principal amount of notes that may be issued at such closing.

As of the date of this registration statement, our board of directors has not authorized the creation of the Preferred Stock. We will obtain authorization from our board of directors prior to any issuance of Preferred Stock.

  Mandatory Redemption

We will redeem the Preferred Stock on the 60th trading day anniversary of its issuance date (or in the case of Preferred Stock issued in the first closing, the 40th trading day anniversary), the Mandatory Redemption Date.

The holders of Preferred Stock are entitled to receive redemption payments and other amounts.

  Exchange of Preferred Stock for Notes

Holders of the Preferred Stock, in the aggregate, shall have the option to exchange up to $4,999,999 in Stated Value of Preferred Stock on a $1:$1 basis for senior convertible notes issued by us. The terms of the senior convertible notes issued in any exchange will have substantially similar provisions to those in the certificate of designations for the Preferred Stock and will mature on the Mandatory Redemption Date applicable to the Preferred Stock for which it was exchanged.

  Conversion

The Preferred Stock is convertible at any time, in whole or in part, at the option of the holders into shares of our common stock at a conversion price, or Conversion Price, which is subject to adjustment as described below. The Preferred Stock is initially convertible into shares of our common stock at the initial Conversion Price, or Original Conversion Price, equal to the lower of (a) the last closing bid price of the common stock prior to the execution of the definitive documents and (b) the average of the volume weighted average prices of the common stock for the five trading days ending on the date of execution of the definitive documents. From time to time while the Preferred Stock remains outstanding, each holder of Preferred Stock can elect to change the Conversion Price to a floating conversion price equal to 80% of the closing price of the common stock on the trading day so elected. On such trading day, the holder of Preferred Stock may convert all or any portion of its Preferred Stock. This election to change the Conversion Price to a floating conversion price may not be exercised on more than five trading days (which trading days do not have to be consecutive) during any calendar month.

The Original Conversion Price is subject to adjustment for stock splits, combinations or similar events. The Original Conversion Price is also subject to a “full ratchet” anti-dilution adjustment where if we issue or are deemed to have issued specified securities at a price lower than the then applicable Original Conversion Price, the Original Conversion Price will immediately reduce to equal the price at which we issue or are deemed to have issued our common stock.

The Preferred Stock may not be converted if, after giving effect to the conversion, an initial holder of Preferred Stock together with its affiliates would beneficially own in excess of 9.99% of our outstanding shares of common stock. This provision (and the similar provision under the Warrants) shall be referred to herein as the Blocker.

If we fail to timely deliver common stock upon conversion of the Preferred Stock, we have agreed to pay “buy-in” damages of the converting holder.

  Payment of Stated Value

Commencing on the fifth trading day following the applicable initial issuance date of the Preferred Stock and continuing on each subsequent fifth trading day thereafter, we have agreed to redeem a portion of the Stated Value of the outstanding Preferred Stock. The redeemable portion of the Preferred Stock, or Redemption Amount, will equal one-twelfth (or in the case of Preferred Stock issued in the first closing, one-eighth) of the aggregate Stated Value of the Preferred Stock.

We may elect to pay the Redemption Amount in cash or shares of our common stock, at our election, subject to the satisfaction of Equity Conditions (as defined below).

  Redemption Procedures

Redemption Notices

On or prior to the fifth trading day prior to each redemption date we are required to deliver a notice electing to effect the redemption in cash or a by converting the Redemption Amount, in whole or in part (a failure to deliver a notice will be deemed delivery of a notice electing to pay the Redemption Amount in full with common stock).

Pre-Installment Redemption

Simultaneously with the delivery (or deemed delivery) of the notice, to the extent any portion of the Redemption Amount is being converted, we are required to deliver to the holders of Preferred Stock an amount of shares of common stock equal to 125% of that portion of the Redemption Amount being converted divided by the lesser of

(a)	the then existing Conversion Price; and
(b)	the product of (i) the applicable discount percentage and (ii) a price, or Pre-Redemption Market Price, equal to the average of the volume weighted average prices of the 7 lowest trading days during the 20 consecutive trading day period ending on the trading day immediately prior to the notice date, which we refer to in this prospectus as the Pre-Redemption Price.

The discount percentage to be applied in calculating any portion of the Redemption Amount to be paid in shares of common stock is equal to:

•	85% if the Pre-Redemption Market Price or Post-Redemption Market Price, as applicable, at any applicable time is at or above $1.00; and
•	80% if the Pre-Redemption Market Price or Post-Redemption Market Price, as applicable, at any applicable time is less than $1.00.

Redemption Date — “True-Up” Share Delivery

On the applicable Redemption Date, we are required to “true-up” the amount of common stock to reflect a conversion price equal to the lesser of

(a)	the then existing Conversion Price; and
(b)	the product of (i) the applicable discount percentage described above and (ii) a price, or Post Redemption Market Price, equal to the average of the volume weighted average prices of the 7 lowest trading days during the 20 consecutive trading day period ending trading day immediately prior to the applicable redemption date, which we refer to in this prospectus as the Pre-Redemption Price.

Equity Conditions

We will have the option to pay a Redemption Amount in shares of common stock only if all of the following equity conditions are satisfied at the time of any payment of a Redemption Amount in shares (or waived by the holders of the Preferred Stock), which we refer to in this prospectus as the Equity Conditions. The Equity Conditions will include customary provisions for transactions of this type, including, without limitation:

•	The shares of common stock issuable under the terms of the Preferred Stock and the Warrants are either covered by an effective registration statement or are eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws;
•	During the 30 day period immediately before the payment date, our common stock shall have been listed or designated for quotation on an exchange or market permitted by the Preferred Stock and shall not have been suspended from trading on the exchange or market (other than suspensions of not more than two days due to business announcements by us) nor shall delisting or suspension by the exchange or market been threatened or pending either in writing by the exchange or market;
•	During the 30 day period immediately before the payment date, we shall have delivered shares of common stock upon conversion of the Preferred Stock and upon exercise of the Warrants on a timely basis;
•	The common stock used to make the payment may be issued without violating the Blocker;
•	The common stock used to make the payment may be issued without violating the regulations of the eligible exchange or market on which the common stock is listed or designated for quotation;
•	During the 30 day period immediately before the payment date, we shall not have publicly announced that specified types of transactions involving a change of control are pending, proposed or intended that have not been abandoned, terminated or consummated;
•	During the 30 day period immediately before the payment date, we shall not have had knowledge of any fact that would cause:

•	An effective registration statement not to be available for the resale of the shares of common stock required to registered on the registration statement, or
•	Any shares of common stock issuable under the terms of the Preferred Stock or the Warrants not to be eligible for sale under Rule 144 of the Securities Act and any applicable state securities laws;
•	During the 30 day period immediately before the payment date, no event shall have occurred that constitutes, or with the passage of time or giving of notice would constitute, a triggering event under the certificate of designations for the Preferred Stock;
•	The holders of the Preferred Stock must not be in possession of any material, non-public information provided by us; and
•	With respect to closings after the first closing, the number of authorized shares of our common stock must be at least 1,500,000,000.

If we cannot pay the Redemption Amount in shares of common stock because one of the Equity Conditions described above is not satisfied, we must make the payment in cash. See also “Risk Factors”.

  Triggering Events

The Preferred Stock contains a variety of triggering events which are typical for transactions of this type, as well as the following events:

•	If for five consecutive days or for more than 10 days in any 365-day period (other than allowable grace periods) we are not in compliance with the current public information requirements of Rule 144(c) under the Securities Act and a registration statement for the resale of the Preferred Stock, Warrants and shares issuable upon exercise of the Warrants is not effective.
•	Our common stock is not trading or listed on an eligible market or exchange for more than 5 consecutive trading days;
•	We have not issued shares of common stock due upon conversion of Preferred Stock or exercise of a Warrant for more than 5 trading days; or
•	We have notified a holder of Preferred Stock or Warrants of our intention not to comply with a request for conversion or exercise.

If there is a triggering event, each holder of outstanding Preferred Stock may force us to redeem all or any portion of the Preferred Stock, in cash, at a price equal to the greater of (i) the greater of (A) 120% of the Stated Value of the Preferred Stock being redeemed and (B) the product of (1) the Conversion Price in effect at the time the holder delivers a redemption notice and (2) the greatest closing sale price of the common stock during the period beginning on the date immediately preceding the triggering event and ending on the date the holder delivers the applicable redemption notice.

  Fundamental Transactions

The terms of the Preferred Stock prohibit us from entering into specified transactions involving a change of control, unless the successor entity is a publicly traded corporation that assumes in writing all of our obligations under the Preferred Stock under a written agreement that is approved by the holders of at least a majority of the outstanding Stated Value of the Preferred Stock before the transaction is completed.

In the event of these transactions involving a change of control, the holder of Preferred Stock will have the right to force us to redeem all or any portion of the Stated Value of the Preferred Stock they hold at a price equal to the greater of (i) 120% of the amount being redeemed and (ii) the product of (A) the Stated Value being redeemed and (B) the quotient determined by dividing (1) the greatest closing sale price of the common stock during the period commencing as of the trading day immediately prior to the public announcement of such proposed change of control and ending as of the trading day immediately prior to the consummation of such change of control by (2) the Conversion Price then in effect.

  Covenants

The Preferred Stock contains a variety of obligations on our part not to engage in specified activities, which are typical for transactions of this type, as well as the following covenants:

•	The payments due under the Preferred Stock will rank senior to all our other capital stock.
•	We and our subsidiaries will not incur any indebtedness that may be senior to or pari passu with any senior convertible notes that may be issued in exchange for Preferred Stock.
•	We and our subsidiaries will not incur any liens, except for permitted liens.
•	We may not sell or issue any equity or equity-linked securities with variable or “floating” conversion prices based on the market price of our common stock.
•	We may not declare or pay dividends, or make any other distributions, on shares of stock ranking junior to (either as to dividends or upon liquidation, dissolution or winding up), the Preferred Stock.

  Subsequent Offerings

The holders of the Preferred Stock are entitled to participate up to an aggregate amount of 40% of any of our future equity or equity-linked offerings for a two year period from the date of the last completed closing of any issuance of Preferred Stock.

Warrants

The Warrants are immediately exercisable and, in the aggregate, entitle the holders of the Warrants to purchase up to an aggregate number of shares of our common stock equal to 75% of the number of shares of common stock the holders of Preferred Stock would receive upon conversion of the Preferred Stock at the Original Conversion Price. The warrants are exercisable for a period of 5 years at an exercise price equal to 110% of the Original Conversion Price, or Warrant Exercise Price, which price is subject to adjustment. The Warrants include both cash and cashless exercise provisions.

The Warrant Exercise Price is subject to adjustment for stock splits, combinations or similar events, and, in this event, the number of shares issuable upon the exercise of the Warrant will also be adjusted so that the aggregate Warrant Exercise Price shall be the same immediately before and immediately after the adjustment. In addition, the Warrant Exercise Price is also subject to a “full ratchet” anti-dilution adjustment where if we issue or are deemed to have issued securities at a price lower than the then applicable Warrant Exercise Price, the Warrant Exercise Price will immediately reduce to equal the price at which we issue or are deemed to have issued our common stock.

If we announce and/or consummate a reverse stock split of our common stock at any time while the Warrants are outstanding and the arithmetic average of the volume average weighted price of the common stock for the five trading day period beginning on the trading day immediately following the announcement or consummation date, as applicable, is below the then existing Warrant Exercise Price, the Warrant Exercise Price shall be reduced to equal that lower price.

The Warrants may not be exercised if, after giving effect to the exercise, an initial holders of Warrants together with its affiliates would beneficially own in excess of 9.99% of our outstanding shares of common stock.

  Fundamental Transactions

The Warrants will contain standard provisions relating to fundamental transactions. When there is a fundamental transaction involving a change of control, a holder of a Warrant a will have the right to force us to repurchase the holder’s Warrant for a purchase price in cash equal to the Black Scholes value (as calculated under the Warrants) of the then unexercised portion of the Warrant.

PLAN OF DISTRIBUTION

We are offering up to $25,000,000 of Preferred Stock and related Warrants. Pursuant to a placement agency agreement, we engaged Cowen and Company, LLC as our placement agent for this offering. Cowen and Company is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “best efforts” to arrange for the sale of securities by us. Therefore, we may not sell the entire amount of securities being offered.

Upon each closing of an issuance of Preferred Stock, we will pay the placement agent a cash transaction fee equal to 6.5% of the gross proceeds to us from the sale of the securities in the offering. We have also agreed to reimburse the placement agent for expenses incurred by the placement agent up to $200,000 or more, subject to our consent, which shall not be unreasonably withheld.

In addition, we agreed to grant a five-year compensation warrant to the placement agent to purchase a number of shares of our common stock equal to 1.5% of the number of shares of common stock for which the Preferred Stock sold by us in the offering are convertible, but excluding the shares that may be issued upon exercise of the Warrants included in the offering. The compensation warrants: (i) will have an exercise price equal to exercise price of the Warrants; (ii) may be exercised via cashless exercise under certain conditions; and (iii) will be substantially on the same terms as the Warrants, except that the compensation warrants, in accordance with FINRA Rule 5110(g)(1), will provide that for a period of six months after the issuance date of the compensation warrants (which shall not be earlier than the closing date of the offering pursuant to which the compensation warrants are being issued), neither the compensation warrants nor any warrant shares issued upon exercise of the compensation warrants shall be (A) sold, transferred, assigned, pledged, or hypothecated, or (B) the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the compensation warrants are being issued, except the transfer of any security as permitted by FINRA rules.

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any commissions received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The placement agent is required to comply with the requirements of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants to purchase shares of common stock by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

The placement agent agreement provides that we will indemnify the placement agent against specified liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Electronic Distribution.  This prospectus may be made available in electronic format on websites or through other online services maintained by the placement agent or by an affiliate. Other than this prospectus in electronic format, the information on the placement agent’s website and any information contained in any other website maintained by the placement agent is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agent, and should not be relied upon by investors.

The foregoing does not purport to be a complete statement of the terms and conditions of the placement agency agreement. A copy of the placement agent agreement with the investors will be included as an exhibit to the registration statement of which this prospectus forms a part. See“Where You Can Find More Information” on page 68 of this prospectus.

Affiliations

The placement agent and its affiliates may provide various investment banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the placement agent and its affiliates may actively trade our equity or debt securities or other financial instruments for their own account or for the accounts of customers, and, accordingly, the placement agent and its affiliates may at any time hold long or short positions in such securities or instruments.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock described in this prospectus has been passed upon for us by Greenberg Traurig, LLP, New York, New York. A shareholder of Greenberg Traurig, LLP beneficially owns 51,000 shares of our common stock, inclusive of warrants to purchase 30,000 shares of common stock. Legal matters in connection with the offering will be passed upon for the placement agent by Pryor Cashman LLP.

EXPERTS

The consolidated financial statements of Bionovo, Inc., as of December 31, 2010 and 2009, and for each of the years ended December 31, 2010, 2009 and 2008 and for the period from February 1, 2002 (date of inception) through December 31, 2010 have been audited by PMB Helin Donovan, LLP, an independent registered public accounting firm, as set forth in their report thereon, and incorporated by reference into this prospectus. These consolidated financial statements appear in Bionovo, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2010. These consolidated financial statements have been incorporated into this prospectus by reference in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference into this prospectus is considered to be part of this prospectus. We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on March 16, 2011;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 filed with the SEC on May 11, 2011;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 filed with the SEC on August 3, 2011;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 filed with the SEC on November 10, 2011;
•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 6, 2011;
•	our Current Reports on Form 8-K filed with the SEC on May 11, 2011, May 13, 2011, August 13, 2011, August 8, 2011, August 30, 2011, September 19, 2011, November 10, 2011, January 4, 2012, January 6, 2012 and January 27, 2012; and
•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 23, 2007, including any amendment or reports filed for the purpose of updating such description.

We will provide each person to whom this prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, upon written or oral request at no cost, by writing or telephone us at the address set forth below:

Bionovo, Inc.
5858 Horton Street, Suite 400
Emeryville, CA 94608
(510) 601-2000

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the distribution of the securities offered under this prospectus. The registration statement, including the attached exhibits and schedules and the information incorporated by reference into this prospectus, contains additional relevant information about us and the securities. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information and the registration statement at the SEC public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room.

In addition, any information we file with the SEC, including the documents incorporated by reference into this prospectus, is also available on the SEC’s website at http://www.sec.gov. We also maintain a web site at www.bionovo.com, which provides additional information about our company and through which you can also access our SEC filings. The information set forth on our web site is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

BIONOVO INC.

Page
Function(x) Inc.
Report of Independent Registered Public Accounting Firm	F-2
Condensed Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010 (Unaudited)	F-3
Condensed Consolidated Statements of Operations for the Three Months Ended September 30, 2011 and 2010 and the Nine Months Ended September 30, 2011 and 2010 (Unaudited)	F-4
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2011 and 2010 (Unaudited)	F-5
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-6
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-20
Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and 2008	F-21
Consolidated Statements of Cash Flow for the Years Ended December 31, 2010, 2009 and 2008	F-22
Consolidated Statements of Shareholders’ Equity	F-23
Notes to Consolidated Financial Statements	F-25

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Bionovo, Inc.

We have audited the accompanying consolidated balance sheets of Bionovo, Inc., a development stage company, as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2010, 2009, 2008 and the period from inception (February 1, 2002) to December 31, 2010. Bionovo, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bionovo, Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years ended December 31, 2010, 2009, 2008 and the period from inception (February 1, 2002) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the consolidated financial statements, Bionovo, Inc. completed an equity financing transaction on February 2, 2011. The transaction provided proceeds of $27.4 million, net of financing costs.

As discussed in Note 1 to the consolidated financial statements, Bionovo, Inc. completed a reverse split of its common stock at a ratio of one-for-five effective August 31, 2010.

/s/ PMB Helin Donovan, LLP

PMB Helin Donovan, LLP
San Francisco, California

March 15, 2011

Bionovo, Inc.
(A Development Stage Company)

Condensed Consolidated Balance Sheets
(in thousands, except share amounts)

	September 30, 2011	December 31, 2010
	(unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$1,229	$2,638
Short-term investments	6,846	—
Receivables	14	49
Prepaid expenses	937	973
Other current assets	842	396
Total current assets	9,868	4,056
Property and equipment, net	11,760	6,647
Patent pending, net	1,631	1,259
Other assets	761	1,020
Total assets	$24,020	$12,982
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$567	$655
Accrued compensation and benefits	822	901
Current portion of lease obligations	1,051	1,055
Current portion of notes payable	8	40
Warrant liability	8,017	1,843
Other current liabilities	1,791	970
Total current liabilities	12,256	5,464
Non-current portion of lease obligations	121	836
Non-current portion of notes payable	75	81
Total liabilities	12,452	6,381
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock $0.0001 par value, 340,000,000 shares authorized, 54,561,312 and 24,530,112 shares outstanding at September 30, 2011 and December 31, 2010, respectively	5	2
Additional paid-in capital	98,622	80,145
Accumulated other comprehensive loss	(1)	—
Accumulated deficit	(87,058)	(73,546)
Total shareholders’ equity	11,568	6,601
Total liabilities and shareholders’ equity	$24,020	$12,982

See accompanying notes to these condensed consolidated financial statements

Bionovo, Inc.
(A Development Stage Company)

Condensed Consolidated Statements of Operations
(unaudited, in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,		Accumulated from February 1, 2002 (Date of inception) to September 30,
	2011	2010	2011	2010	2011
Revenues	$149	$68	$214	$82	$2,007
Operating expenses:
Research and development	5,609	3,673	14,999	10,807	69,347
General and administrative	769	987	2,694	2,627	23,822
Merger cost	—	—	—	—	1,964
Total operating expenses	6,378	4,660	17,693	13,434	95,133
Loss from operations	(6,229)	(4,592)	(17,479)	(13,352)	(93,126)
Other income (expense):
Change in fair value of warrant liability	2,316	—	4,017	—	4,753
Interest income	6	2	24	16	2,116
Interest expense	(24)	(9)	(77)	(33)	(599)
Other income (expense)	—	(28)	3	(39)	(202)
Total other income (expense)	2,298	(35)	3,967	(56)	6,068
Net loss	$(3,931)	$(4,627)	$(13,512)	$(13,408)	$(87,058)
Basic and diluted net loss per common share	$(0.07)	$(0.21)	$(0.27)	$(0.62)	$(6.22)
Shares used in computing basic and diluted net loss per share	54,561	21,785	50,931	21,607	14,005

See accompanying notes to these condensed consolidated financial statements

Bionovo, Inc.
(A Development Stage Company)

Condensed Consolidated Statements of Cash Flows
(unaudited, in thousands)

	Nine Months Ended September 30,		Accumulated from February 1, 2002 (Date of inception) to September 30,
	2011	2010	2011
Cash flows from operating activities:
Net loss	$(13,512)	$(13,408)	$(87,058)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,074	1,203	7,535
Stock-based compensation expense	1,459	743	7,030
Amortization and accretion of investments	61	128	330
Non-cash compensation for warrants issued	—	—	1,964
Amortization of note discount	—	—	139
Amortization of deferred stock compensation	—	—	16
Change in fair value of warrant liability	(4,017)	—	(4,753)
Loss on disposal of property and equipment	—	35	148
Noncash adjustment to available-for-sale securities	—	2	1
Changes in assets and liabilities:
Receivables	35	182	(14)
Prepaid expenses and other current assets	(410)	(390)	(1,179)
Other assets	258	(615)	(733)
Accounts payable	(88)	75	567
Accrued compensation and benefits	(79)	(23)	822
Other accrued liabilities	821	371	1,791
Net cash used in operating activities	(13,398)	(11,697)	(73,394)
Cash flows from investing activities:
Capital expenditures	(6,936)	(1,170)	(14,783)
Proceeds from sale-leaseback transaction	—	1,205	1,205
Acquisition of intangible assets	(454)	(420)	(1,936)
Purchases of available-for-sale securities	(8,508)	(920)	(50,200)
Proceeds from sales and maturities of investments	1,600	13,930	43,024
Net cash provided by (used in) investing activities	(14,298)	12,625	(22,690)
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net	27,211	—	96,774
Payments under capital lease obligation	(886)	(569)	(4,204)
Payments under notes payable	(38)	(45)	(120)
Proceeds from exercise of warrants and options	—	—	5,000
Payments of convertible notes payable	—	—	(50)
Payments for financing costs for convertible notes	—	—	(87)
Net cash provided by (used in) financing activities	26,287	(614)	97,313
Net increase (decrease) in cash and cash equivalents	(1,409)	314	1,229
Cash and cash equivalents at the beginning of the period	2,638	2,799	—
Cash and cash equivalents at the end of the period	$1,229	$3,113	$1,229

See accompanying notes to these condensed consolidated financial statements

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. BUSINESS AND ORGANIZATION

Formation of the Company

Bionovo, Inc., (“the Company”) was originally incorporated in California in February of 2002. In March of 2004, it reincorporated in the state of Delaware and in June of 2005 changed its name from Bionovo, Inc. to Bionovo Biopharmaceuticals, Inc. On April 6, 2005, Bionovo Biopharmaceuticals, Inc. became public through a reverse merger with Lighten Up International, Inc., whereby Lighten Up Enterprises International, Inc. acquired all the outstanding shares of Bionovo Biopharmaceuticals, Inc. in exchange for 8,422,490 restricted shares of its common stock in a reverse triangular merger. The acquisition was accounted for as a reverse merger in which Bionovo Biopharmaceuticals, Inc. was deemed to be the accounting acquirer. The Company operated as Lighten Up Enterprises International, Inc. until June 29, 2005 when the Company assumed the name Bionovo, Inc. The historical financial information presented herein is that of Bionovo Biopharmaceuticals, Inc. (as adjusted for any difference in the par value of each entity’s stock with an offset to capital in excess of par value). Financial information subsequent to the reverse merger is that of the merged entity, Bionovo, Inc.

Bionovo, Inc. is incorporated in the state of Delaware.

Reverse Stock Split

On August 27, 2010, the Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a reverse split of its common stock at a ratio of one-for-five. The reverse stock split was effective at the close of business on August 31, 2010. All fractional shares created by the reverse stock split were rounded up to the nearest whole share. All historical share and per share amounts have been adjusted to reflect the reverse stock split. The accompanying consolidated financial statements have been retroactively restated to reflect the reverse stock split.

Liquidity and Going Concern

The Company has sustained recurring losses and negative cash flows from operations. At September 30, 2011, the Company had an accumulated deficit of $87.1 million, working capital deficit of $2.4 million and shareholders’ equity of $11.6 million. Over the past years, the Company has been funded through a combination of private equity, debt, lease financing and public offerings. As of September 30, 2011, the Company had $1.23 million in cash and cash equivalents and $6.85 million in short-term securities, for a total of $8.1 million.

The Company has experienced and continues to experience operating losses and negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment. The Company expects that it will need to raise substantial additional capital to fully pursue its business plan before the end of 2011. The Company is currently pursuing a variety of funding options, including government grants, partnering/co-investment, venture debt, equity offerings and commercial licensing agreements for its products. There can be no assurance as to the availability or terms upon which such financing and capital might be available. If the Company is not successful in its efforts to raise additional funds by the end of 2011, the Company may be required to delay, reduce the scope of, or eliminate one or more of its development programs. Without substantial reductions or eliminations of its development programs, the Company does not expect that its cash and cash equivalents will be sufficient to fund its operating and capital needs for the next six months following September 30, 2011.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. BUSINESS AND ORGANIZATION  – (continued)

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011 or for any other future period.

The condensed consolidated balance sheet at December 31, 2010 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Bionovo, Inc. Annual Report on Form 10-K for the year ended December 31, 2010.

In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which are necessary to present fairly the Company’s consolidated financial position as of September 30, 2011, the consolidated results of the Company’s operations for the three and nine months ended September 30, 2011 and 2010 and inception to date from February 1, 2002 to September 30, 2011, and the Company’s cash flows for the nine months ended September 30, 2011 and 2010 and inception to date from February 1, 2002 to September 30, 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses and related disclosures. The Company bases its estimates on historical experience and on various other market specific and other relevant assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates.

We consider the following accounting policies related to revenue recognition, clinical trial accruals, share-based compensation, income tax and research and development expenses to be the most critical accounting policies, because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.

Revenue Recognition

Revenue is generated from collaborative research and development arrangements, technology licenses, government grants and contracts. Revenue is recognized when the four basic criteria of revenue recognition are met: (i) a contractual agreement exists; (ii) transfer of technology (intellectual property) has been completed or services have been rendered; (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue from technology licenses or other payments under collaborative agreements where the Company has a continuing obligation to perform is recognized as revenue over the expected period of the continuing performance obligation. Revenue from government contracts is recognized on a qualified cost reimbursement basis. Revenue from grants received on a refundable tax credit basis is recognized when awarded.

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

During the first nine months of 2011, the Company recognized approximately $214,000 in revenue from a National Institutes of Health grant.

Research and Development

Research and development expenses include internal and external costs. Internal costs include salaries and employment related expenses and allocated facility costs. External expenses consist of costs associated with outsourced clinical research organization activities, sponsored research studies, product registration, and investigator sponsored trials. All such costs are charged to expense as incurred.

Warrant Liability

In October of 2010 and February of 2011, the Company issued warrants to purchase Bionovo’s common shares. The Company accounted for these warrants as a liability measured at fair value due to a provision included in the warrant agreements that provides the warrant holders with an option to require the Company (or its successor) to purchase their warrants for cash in an amount equal to their Black-Scholes Option Pricing Model (the “Black-Scholes Model”) value, in the event of a change in control of the Company. The fair value of the warrant liability is estimated using the Black-Scholes Model which requires inputs such as the expected term of the warrants, share price volatility and risk-free interest rate. These assumptions are reviewed on a quarterly basis and changes in the estimated fair value of the outstanding warrants are recognized each reporting period in “Change in fair value of warrant liability” line item under other income (expense) category in the condensed consolidated statements of operations.

Development Stage Company

The Company has not generated any significant revenue since inception. The accompanying financial statements have, therefore, been prepared using the accounting formats prescribed for a development stage enterprise (“DSE”). Although the Company has recognized some nominal amount of revenue, the Company still believes it is devoting substantially all its efforts on developing the business and therefore, qualifies as a DSE.

Recent Accounting Pronouncements

In June of 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” The amendments in this ASU require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011, with early adoption permitted. The Company has not chosen to early adopt the provisions of this update. The future adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

In May of 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and disclosure Requirements in U.S. GAAP & IFRS,” which results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The future adoption of ASU 2011-04 is not expected to have a material impact on the Company’s consolidated financial statements.

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

3. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The following table shows supplemental cash flows for the nine months ended September 30, 2011 and 2010 and inception to date from February 1, 2002 through September 30, 2011 (in thousands).

	Nine Months Ended September 30,		Accumulated from February 1, 2002 (Date of inception) to September 30,
	2011	2010	2011
Supplemental disclosure of cash flow information:
Interest paid	$78	$35	$586
Income taxes paid	$1	$1	$15
Supplemental disclosure of non-cash investing and financing
Initial fair value of warrant liability	$10,191	$—	$11,940
Non-cash warrant expense for warrants issued	$—	$—	$1,964
Conversion of notes payable to common stock	$—	$—	$450
Assets acquired under capital lease	$167	$2,139	$5,376
Assets acquired under notes payable	$—	$—	$204
Issuance of common stock for services	$—	$600	$765
Conversion of accrued interest payable	$—	$—	$12
Issuance of common stock with reverse merger	$—	$—	$4

4. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

As part of our cash management program, the Company maintains a portfolio of marketable investment securities. The securities are investment grade and generally mature within one year and may include tax exempt securities and certificates of deposit. The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents.

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

4. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS  – (continued)

The following is a summary of cash, cash equivalents, and available-for-sale securities at September 30, 2011 and December 31, 2010 (in thousands):

	September 30, 2011
	Cost Basis	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:
Cash	$1,002	$—	$—	$1,002
Money market funds	227	—	—	227
Total cash and cash equivalents	$1,229	$—	$—	$1,229
Available-for-sale securities:
US govt. agency obligations	$3,562	$1	$—	$3,563
Corporate notes	3,285	—	(2)	$3,283
Total available-for-sale securities	$6,847	$1	$(2)	$6,846

	December 31, 2010
	Cost Basis	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:
Cash	$445	$—	$—	$445
Money market funds	562	—	—	562
US govt. agency obligations	1,631	—	—	1,631
Total cash and cash equivalents	$2,638	$—	$—	$2,638

As of September 30, 2011 and December 31, 2010, net unrealized losses on available-for-sale securities included in accumulated other comprehensive income were approximately $1,000 and $0, respectively. The change in unrealized losses on available-for-sale securities amounted to approximately $4,000 and $1,000 for the three and nine months ended September 30, 2011, respectively, and the change in unrealized gains on available-for-sale securities for the three and nine months ended September 30, 2010 amounted to $0 and approximately $5,000, respectively.

5. FAIR VALUE

U.S. GAAP establishes a fair value hierarchy which has three levels based on the reliability of the inputs used to determine the fair value. These levels include: Level 1, defined as inputs such as unadjusted quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for use when little or no market data exists, therefore requiring an entity to develop its own assumptions.

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

5. FAIR VALUE  – (continued)

The following table represents the Company’s fair value hierarchy for its financial assets (cash equivalents and investments) measured at fair value on a recurring basis as of September 30, 2011 and December 31, 2010 (in thousands):

		Fair Value Measurements at Reporting Date Using
September 30, 2011	Total	(Level 1)	(Level 2)	(Level 3)
Money market funds	$227	$227	$—	$—
US government agency obligations	3,563	—	3,563	—
Corporate notes	3,283	—	3,283	—
Total	$7,073	$227	$6,846	$—

December 31, 2010	Total	(Level 1)	(Level 2)	(Level 3)
Money market funds	$562	$562	$—	$—
US government agencies	1,631	—	1,631	—
Total	$2,193	$562	$1,631	$—

Financial liabilities carried at fair value as of September 30, 2011 and December 31, 2010 were classified as follows (in thousands):

		Fair Value Measurements at Reporting Date Using
September 30, 2011	Total	(Level 1)	(Level 2)	(Level 3)
Warrant liability	$8,017	$—	$—	$8,017

December 31, 2010	Total	(Level 1)	(Level 2)	(Level 3)
Warrant liability	$1,843	$—	$—	$1,843

As discussed in Note 2, “Summary of Significant Accounting Policies,” the fair value of the warrant liability was remeasured at September 30, 2011 using the Black-Scholes Model, which requires inputs such as the expected term of the warrants, share price volatility and risk-free interest rate. These inputs are subjective and generally require significant analysis and judgment to develop.

The fair value of the warrant liability was estimated using the following assumptions at September 30, 2011, February 2, 2011 (date of grant of February 2011 warrants), and December 31, 2010:

	October 2010 Warrants		February 2011 Warrants
	September 30, 2011	December 31, 2010	September 30, 2011	February 2, 2011
Expected volatility	131%	126%	129%	125%
Risk-free interest rate	0.69%	1.91%	0.77%	2.10%
Expected life	4.0 years	4.8 years	4.3 years	5.0 years

The following table provides a summary of changes in the fair value of the Company’s Level 3 financial liabilities for the nine month period ended September 30, 2011 (in thousands):

Balance at December 31, 2010	$1,843
Initial fair value of warrants issued in February 2011	10,191
Net decrease in fair value of warrant liability on remeasurement	(4,017)
Balance at September 30, 2011	$8,017

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

5. FAIR VALUE  – (continued)

The change in the fair value of the warrant liability from remeasurement resulted in a net gain of $2.3 million for the three months ended September 30, 2011 and in a net gain of $4.0 million for the nine months ended September 30, 2011.

6. PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Office and Laboratory equipment	3 to 5 years
Computer equipment and software	3 years
Leased equipment	Term of lease agreement
Leasehold improvements	Term of lease agreement

The following is a summary of property and equipment at cost less accumulated depreciation as of September 30, 2011 and December 31, 2010 (in thousands):

	September 30, 2011	December 31, 2010
Office and lab equipment	$9,516	$8,030
Leasehold improvements	8,883	3,368
Computer equipment and software	383	283
	18,782	11,681
Less: accumulated depreciation	(7,022)	(5,034)
Property and equipment, net	$11,760	$6,647

Leasehold improvements include $0.2 million in gross assets acquired under two notes payable with the lessor of the Company’s headquarters (see Note 8, “Notes Payable” for further details). Office and lab equipment include gross assets acquired under capital leases of approximately $2.3 million as of September 30, 2011 and $3.8 million as of December 31, 2010. Amortization of assets under capital leases is included in depreciation expense. For the three and nine months ended September 30, 2011 the Company recorded depreciation expense of approximately $0.7 million and $2.0 million, respectively compared with approximately $0.4 million and $1.1 million for the three and nine months ended September 30, 2010, respectively.

Intangible assets — Patent Costs

Intangible assets consist of patent licensing costs incurred to date. The Company is amortizing the patent cost incurred to date, over a 15 year period. If the patents are not awarded, the costs related to those patents will be expensed in the period that determination is made. As of September 30, 2011, the Company had capitalized $1.8 million in patent licensing costs. For the three and nine months ended September 30, 2011 the Company recorded amortization expense of approximately $30,000 and $85,000, respectively, compared with approximately $21,000 and $58,000 for the three and nine months ended September 30, 2010, respectively.

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

7. OTHER CURRENT LIABILITIES

Other current liabilities include the following as of September 30, 2011 and December 31, 2010 (in thousands):

	September 30, 2011	December 31, 2010
Accrued clinical trial expenses	$364	$7
Accrued consulting fees	148	150
Accrued legal fees	102	168
Deferred rent	531	424
Other current liabilities	646	221
Total other current liabilities	$1,791	$970

8. NOTES PAYABLE

In January of 2009, the Company relocated to its new headquarters. Related to the relocation, the Company financed leasehold improvements under two notes payable with the lessor of the building. The first note of $100,000 bears interest at 9.5% and is payable in monthly payments of interest and principal amounting to approximately $1,000 beginning May 1, 2009 and continuing over the remaining lease term with a due date of December 31, 2018. The second note of $104,000 was paid in full in July of 2011. The future minimum payments as of September 30, 2011 are as follows (in thousands):

Notes Payable
2011(1)	$4
2012	16
2013	16
2014	16
2015	16
Thereafter	47
Total minimum payments	$115
Less: Amount representing interest	(32)
Present value of minimum payments	$83
Less: Current portion	(8)
Long-term portion of notes payable	$75

(1)	For the three months ending December 31, 2011

9. BASIC AND DILUTED LOSS PER SHARE

Basic net loss per common share is based on the weighted average number of common shares outstanding during the period. Diluted net loss per common share is based on the weighted average number of common shares and other dilutive securities outstanding during the period, provided that including these dilutive securities does not increase the net loss per share.

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

9. BASIC AND DILUTED LOSS PER SHARE  – (continued)

Potentially dilutive securities are excluded from the calculation of earnings per share if their inclusion is antidilutive. The effect of the options and warrants was antidilutive for the three and nine months ended September 30, 2011 and September 30, 2010. The following table shows the total outstanding securities considered antidilutive and therefore, excluded from the computation of diluted net loss per share (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Options to purchase common stock	7,634	1,162	7,634	1,162
Options to purchase common stock – outside plan	21	21	21	21
Warrants to purchase common stock	26,345	8,383	26,345	8,383
Total	34,000	9,566	34,000	9,566

10. COMPREHENSIVE LOSS

Comprehensive loss includes net loss and other comprehensive income, which for us is primarily comprised of unrealized holding gains or losses on our available-for-sale securities that are excluded from the statement of operations in computing net loss and reported separately in shareholders’ equity (deficit). Comprehensive loss and its components are as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Net loss	$(3,931)	$(4,627)	$(13,512)	$(13,408)
Changes in unrealized gains (losses) on securities available-for-sale	(4)	—	(1)	5
Comprehensive loss	$(3,935)	$(4,627)	$(13,513)	$(13,403)

11. SHARE-BASED COMPENSATION

Employee Stock Option Plan

On April 6, 2005, in connection with the completion of the reverse merger, the board of directors assumed and adopted the Stock Incentive Plan, as amended, (the “Plan”) of Bionovo Biopharmaceuticals and 699,358 shares of common stock for issuance under the Plan. In May 2006 and June 2008, the shareholders approved increases totaling 1,200,000 of additional shares for the option plan resulting in a total of 1,899,358 shares reserved for issuance under the plan. On May 10, 2011, the shareholders approved an increase of 10,100,642 additional shares for the plan, for a total of 12,000,000.

The Company generally grants stock options to employees and directors at exercise prices equal to the fair market value of the Company’s stock at the dates of grant. Stock options are typically granted throughout the year and generally vest four years thereafter and expire five years from the date of the award, unless otherwise specified. The Company recognizes compensation expense for the fair value of the stock options over the requisite service period for each stock option award.

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

11. SHARE-BASED COMPENSATION  – (continued)

The following table shows total share-based compensation expense included in the condensed consolidated statements of operations for the three and nine months ended September 30, 2011 and 2010 (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Research and development	$183	$82	$1,021	$298
General and administrative	65	120	438	445
Total share-based compensation expense	$248	$202	$1,459	$743

There was no capitalized share-based compensation cost as of September 30, 2011 and there were no recognized tax benefits during the three and nine months ended September 30, 2011 and 2010.

To estimate the value of an award, the Company uses the Black-Scholes option pricing model. This model requires inputs such as expected life, expected volatility and risk-free interest rate. The forfeiture rate also impacts the amount of aggregate compensation. These inputs are subjective and generally require significant analysis and judgment to develop. While estimates of expected life, volatility and forfeiture rate are derived primarily from the Company’s historical data, the risk-free rate is based on the yield available on U.S. Treasury constant maturity rates with similar terms to the expected term of the stock option awards.

The fair value of share-based awards was estimated using the Black-Scholes model with the following weighted-average assumptions for the three and nine months ended September 30, 2011 and 2010:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Dividend yield	0%	0%	0%	0%
Expected volatility	135.5%	134.2%	137.3%	148.0%
Risk-free interest rate	0.52%	1.18%	1.22%	1.44%
Expected life	3.61 years	3.66 years	3.47 years	2.75 years

Share option activity for the nine months ended September 30, 2011 was as follows:

	Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Options outstanding at December 31, 2010	1,246	$6.87
Granted	6,916	0.76
Exercised	—	—
Forfeited or canceled	(506)	2.78
Expired	(22)	8.00
Options outstanding at September 30, 2011	7,634	$1.61	4.42	$20
Options exercisable at September 30, 2011	2,103	$3.68	3.96	$1
Options exercisable and options expected to vest at September 30, 2011	6,152	$1.81	4.37	$15

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

11. SHARE-BASED COMPENSATION  – (continued)

Unvested share activity for the nine months ended September 30, 2011 was as follows:

	Unvested Number of Options (in thousands)	Weighted Average Grant Date Fair Value
Unvested balance at December 31, 2010	189	$4.83
Granted	6,916	0.61
Vested	(1,374)	0.99
Forfeited	(200)	1.07
Unvested balance at September 30, 2011	5,531	$0.65

As of September 30, 2011, the Company had approximately 4.3 million common shares reserved for future grant under its share option plan and there were no shares exercised during the first nine months of 2011.

At September 30, 2011, there was $2.2 million of unrecognized share-based compensation expense related to unvested share options with a weighted average remaining recognition period of 3.5 years.

Issuance of Stock Options

On March 4, 2011, the Board of Directors, on the recommendation of its compensation committee, approved a company-wide grant to employees of approximately 6.3 million options to purchase common shares at $0.79 per share. The purpose of the grants was to improve the level of employee ownership in the Company. On March 22, 2011, the Board of Directors approved a grant to non-employee directors of 0.3 million options to purchase common shares at $0.62 per share. The options will vest 20% upon issuance and the remaining 80% will vest over four years. All options were granted subject to shareholder approval of a commensurate increase in the number of shares available for the grant of options under the Company’s existing share option plan. On May 10, 2011, the shareholders approved the increase in shares available under the Company’s option plan.

12. STOCK WARRANTS

The Company has issued warrants to investors as part of its overall financing strategy. As of September 30, 2011, there were 26.3 million warrants to purchase Bionovo shares outstanding with a weighted average price of $2.92, a weighted average remaining life of 3.72 years and an aggregate exercise price of $77.0 million.

In connection with the closing of the Company’s February 2, 2011 public offering of common shares, the investors were issued five-year warrants to purchase up to an aggregate 15,015,600 shares of the Company’s common stock at an exercise price of $1.30 per share. The warrant agreements include a provision that provides the warrant holders with an option to require the Company (or its successor) to purchase their warrants for cash in an amount equal to their Black-Scholes value, in the event of a change in control of the Company. The warrants may also be executed on a cashless basis, in accordance with the terms of the warrant.

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

12. STOCK WARRANTS  – (continued)

The following table summarizes information about all warrants outstanding as of September 30, 2011:

Issue Date	Expiration Date	Number Outstanding (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
January 2007	January 2012	719	$10.62	0.30
October 2007	October 2012	1,491	12.50	1.09
October 2009	October 2014	6,174	4.28	3.02
October 2010	October 2015	2,045	1.64	4.02
February 2011	February 2016	15,916	1.32	4.35
		26,345	2.92	3.72

The estimated fair value of warrants granted in January 2007, October 2007 and October 2009 is included in additional paid-in capital along with the proceeds from issuance of common stock. The estimated fair value of the warrants was calculated using the Black-Scholes valuation model. The following assumptions were used: (i) no expected dividends, (ii) risk free interest rates of 2.2% – 4.0%, (iii) expected volatility of 90% – 187%, and (iv) expected life in the stated life of the warrant. The fair value of the warrants ranged from $0.50 to $4.45.

Warrant Liability

As discussed above and in Note 2, “Summary of Significant Accounting Policies,” the warrants issued in October of 2010 and February of 2011 include provisions that provide the warrant holders with an option to require the Company (or its successor) to purchase their warrants for cash in an amount equal to their Black-Scholes value, in the event of a change in control of the Company. Accordingly, the fair value of the warrants at the issuance date was estimated using the Black-Scholes Model and the Company initially recorded a warrant liability of $1.7 million for the October 2010 warrants and a liability of $10.2 million for the February 2011 warrants. The Company remeasured the warrant liability resulting from these two issuances at March 31, 2011, June 30, 2011 and September 30, 2011 and recorded adjustments resulting in a net decrease for the nine months ended September 30, 2011 to the warrant liability of approximately $4.0 million with a corresponding entry to the other income (expense) category in the Company’s condensed consolidated statement of operations for the nine months ended September 30, 2011. Additional disclosures regarding assumptions used in calculating the fair value of the warrant liability are included in Note 5, “Fair Value.”

The public offering completed on February 2, 2011 did not result in a change of control as defined in the warrant agreements or trigger the cash settlement provisions in relation to the warrants issued in the October 2010 financing transaction.

13. LEASES, COMMITMENTS AND CONTINGENCIES

The Company leases certain office and laboratory equipment under agreements that are classified as capital leases. The cost of equipment under capital leases is included in the Balance Sheets as property and equipment and was $2.3 million at September 30, 2011 and $3.8 million as of December 31, 2010. Amortization of assets under capital leases is included in depreciation expense and accumulated amortization at September 30, 2011 and December 31, 2010 was $0.9 million and $1.2 million, respectively.

The Company leases its laboratory and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2021. The leases provide for increases in future minimum annual rental payments and the agreements generally require the Company to pay executory costs (real estate taxes, insurance, and repairs), which are approximately $48,000 per month.

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

13. LEASES, COMMITMENTS AND CONTINGENCIES  – (continued)

In January of 2011, the Company entered into a ten-year, non-cancelable operating lease agreement for a manufacturing facility in Hayward, California. The lease began April 1, 2011, and the space is being used for clinical manufacturing operations. Monthly rental payments of $18,750 began on April 1, 2011 and will increase over the ten-year period. The Company will gradually assume greater space between the first year and the fourth year for a total of 51,472 square feet beginning with the fourth year and through the end of the lease.

The Company leases 4,315 square feet of laboratory space in Colorado, wherein its analytical laboratories are housed. The lease term expired in April of 2011 and the lease was extended on a month-to-month basis. The Company is in the process of relocating its operations to its new facility in Hayward.

Operating lease expense under these lease agreements totaled approximately $0.5 million and $1.6 million for the three and nine months ended September 30, 2011 and the corresponding periods of 2010. Future minimum lease payments under non-cancelable capital and operating leases are as follows (in thousands):

	Capital Leases	Operating Leases
2011(1)	$275	$543
2012	905	2,390
2013	45	2,669
2014	—	3,103
2015	—	3,294
Thereafter	—	13,775
Total minimum lease payments	$1,225	$25,774
Less: Amount representing interest	(53)
Present value of minimum lease payments	$1,172
Less: Current portion	(1,051)
Obligations under capital lease, net of current portion	$121

(1)	For the three months ending December 31, 2011

14. INCOME TAX

We do not have any unrecognized tax benefits and do not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized for the three and nine months ended September 30, 2011 and 2010. As of September 30, 2011 and December 31, 2010, we had recorded a full valuation reserve for all of our recognized tax benefits.

The U.S. Tax Code limits the annual use of net operating loss and tax credit carry forwards in certain situations where changes occur in stock ownership of a company. Due to the financing that occurred in February of 2011, management believes that a change in control has occurred according to Section 382 and 383 of the Internal Revenue Code. Therefore, utilization of the Company’s net operating loss would be limited beginning in 2011. Our net operating losses and tax credit carry forwards are more fully described in our 2010 Annual Report on Form 10-K.

Bionovo, Inc
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

14. INCOME TAX  – (continued)

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. We are subject to U.S. federal or state income tax examinations by tax authorities for all years in which we reported net operating losses that are being carried forward for tax purposes. We do not believe there will be any material changes in our tax positions over the next 12 months.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the time of filing of these financial statements with the SEC, and has determined that there are no items to disclose.

Bionovo, Inc.
(A Development Stage Company)

Consolidated Balance Sheets

	December 31,
	2010	2009
	(in thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$2,638	$2,799
Short-term investments	—	13,135
Receivables	49	251
Prepaid expenses	973	214
Other current assets	396	161
Total current assets	4,056	16,560
Property and equipment, net	6,647	6,197
Patents pending, net	1,259	822
Other assets	1,020	570
Total assets	$12,982	$24,149
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$655	$311
Accrued compensation and benefits	901	367
Current portion of capital lease obligations	1,055	476
Current portion of notes payable	40	59
Warrant liability	1,843	—
Other current liabilities	970	823
Total current liabilities	5,464	2,036
Non-current portion of capital lease obligations	836	96
Non-current portion of notes payable	81	121
Total liabilities	6,381	2,253
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock $0.0001 par value, 340,000,000 shares authorized, 24,530,112 and 21,503,738 shares outstanding at December 31, 2010 and 2009, respectively	2	2
Additional paid-in capital	80,145	77,713
Accumulated other comprehensive income (loss)	—	(5)
Accumulated deficit	(73,546)	(55,814)
Total shareholders’ equity	6,601	21,896
Total liabilities and shareholders’ equity	$12,982	$24,149

See accompanying notes to these consolidated financial statements

Bionovo, Inc.
(A Development Stage Company)

Consolidated Statements of Operations

	For the Years Ended December 31,			Accumulated from February 1, 2002 (Date of inception) to December 31, 2010
	2010	2009	2008
	(in thousands, except per share data)
Revenue	$613	$288	$233	$1,793
Operating expenses:
Research and development	14,642	12,499	11,416	54,348
General and administrative	3,526	4,053	6,097	21,129
Merger cost	—	—	—	1,964
Total operating expenses	18,168	16,552	17,513	77,441
Loss from operations	(17,555)	(16,264)	(17,280)	(75,648)
Other income (expense):
Change in fair value of warrant liability	(94)	—	—	737
Interest income	18	84	730	2,092
Interest expense	(61)	(95)	(129)	(521)
Other expense, net	(39)	(88)	(17)	(191)
Total other income (expense)	(176)	(99)	584	2,117
Loss before income tax	(17,731)	(16,363)	(16,696)	(73,531)
Income tax provision	(1)	(1)	(4)	(15)
Net loss	$(17,732)	$(16,364)	$(16,700)	$(73,546)
Basic and diluted net loss per common share	$(0.80)	$(0.98)	$(1.09)	$(6.74)
Shares used in computing basic and diluted net loss per share	22,299	16,725	15,271	10,908

See accompanying notes to these consolidated financial statements

Bionovo, Inc.
(A Development Stage Company)

Consolidated Statements of Cash Flow

	For the Years Ended December 31,			Accumulated from February 1, 2002 (Date of inception) to December 31, 2010
	2010	2009	2008
	(in thousands)
Cash flows from operating activities:
Net loss	$(17,732)	$(16,364)	$(16,700)	$(73,546)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,782	1,578	1,076	5,462
Stock-based compensation expense	1,103	1,186	1,371	5,571
Amortization and accretion of investments	128	79	67	269
Non-cash compensation for warrants issued	—	—	—	1,964
Amortization of note discount	—	—	—	139
Amortization of deferred stock compensation	—	—	—	16
Change in fair value of warrant liability	94	—	—	(737)
Loss on disposal of property and equipment	35	91	2	148
Noncash adjustment to available-for-sale securities	2	(1)	—	1
Changes in assets and liabilities:
Receivables	202	(125)	160	(49)
Prepaid expenses and other current assets	(394)	430	(400)	(769)
Deposits and other non-current assets	(453)	(75)	(467)	(990)
Accounts payable	344	(210)	221	655
Accrued compensation and benefits	534	(89)	8	901
Other accrued liabilities	147	155	(593)	970
Net cash used in operating activities	(14,208)	(13,345)	(15,255)	(59,995)
Cash flows from investing activities:
Capital expenditures	(1,251)	(629)	(3,211)	(7,847)
Proceeds from sale-leaseback transaction	1,205	—	—	1,205
Acquisition of intangible assets	(516)	(299)	(362)	(1,482)
Proceeds from sales and maturities of investments	13,930	10,235	10,520	41,424
Purchases of available-for-sale securities	(920)	(13,185)	(16,036)	(41,692)
Net cash provided by (used in) investing activities	12,448	(3,878)	(9,089)	(8,392)
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net	2,478	17,351	—	69,563
Payments under capital lease obligations	(820)	(695)	(876)	(3,318)
Payments under notes payable	(59)	(24)	—	(83)
Proceeds from exercise of warrants and options	—	120	18	5,000
Payments of convertible notes payable	—	—	—	(50)
Payments for financing costs for convertible notes	—	—	—	(87)
Net cash provided by (used in) financing activities	1,599	16,752	(858)	71,025
Net (decrease) increase in cash and cash equivalents	(161)	(471)	(25,202)	2,638
Cash and cash equivalents at the beginning of the period	2,799	3,270	28,472	—
Cash and cash equivalents at the end of the period	$2,638	$2,799	$3,270	$2,638

See accompanying notes to these consolidated financial statements

Bionovo, Inc.
(A Development Stage Company)

Consolidated Statements of Shareholders’ Equity

	Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit Development Stage	Total Shareholders’ Equity
	Number of Shares	Par
	(in thousands)
Balance at inception (February 1, 2002) – Adjusted to reflect effect of stock split on August 31, 2010, June 17, 2004 and March 4, 2004, and reverse merger on April 6, 2005	4,080	$0.4	$(0.4)	$—	$—	$0
Balances at December 31, 2002	4,080	0.4	(0.4)	—	—	0
Comprehensive loss:
Net loss	—	—	—	—	(56)	(56)
Balances at December 31, 2003	4,080	0.4	(0.4)	—	(56)	(56)
Noncash compensation expense for options issued	—	—	30		—	30
Net loss	—	—	—	—	(538)	(538)
Balances at December 31, 2004	4,080	0.4	30	—	(594)	(564.0)
Issuance of shares for reverse merger	800	0.1	—	—	—	0.1
Issuance of common stock for funds received by private placement net of financing cost	4,093	0.4	9,932	—	—	9,932.4
Issuance of common stock for conversion on notes payable	250	—	462	—	—	462.0
Amortization of deferred stock compensation	—	—	16	—	—	16.0
Net loss	—	—	—	—	(3,637)	(3,637.0)
Balances at December 31, 2005	9,223	0.9	10,440	—	(4,231)	6,209.5
Issuance of common stock for exercise of warrants	1,005	0.1	2,304	—	—	2,304.1
Issuance of common stock for services	40	—	165	—	—	165.0
Amortization of deferred stock compensation	—	—	—	—	—	—
Stock-based compensation	—	—	435	—	—	435.0
Net loss	—	—	—	—	(5,618)	(5,618.0)
Balances at December 31, 2006	10,268	1	13,344	—	(9,849)	3,496
Comprehensive loss:
Net loss				—	(12,901)	(12,901)
Change in net unrealized gain on available for sale investments				4	—	4
Total comprehensive loss						(12,897)
Issuance of common stock from private placement, net of financing cost	2,104	0.2	14,506	—	—	14,506
Issuance of common stock from public financing, net of financing cost	2,000	0.2	23,675	—	—	23,675
Issuance of common stock upon exercise of warrants	822	0.1	4,537	—	—	4,537
Issuance of common stock upon exercise of stock options	75	—	325	—	—	325
Stock-based compensation related to issuance of stock option grants	—	—	1,280	—	—	1,280
Balances at December 31, 2007	15,269	1.5	57,667	4	(22,750)	34,922

See accompanying notes to these consolidated financial statements

Bionovo, Inc.
(A Development Stage Company)

Consolidated Statements of Shareholders’ Equity — (continued)

	Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit Development Stage	Total Sharesholders’ Equity
	Number of Shares	Par
	(in thousands)
Balances at December 31, 2007	15,269	1.5	57,667	4	(22,750)	34,922
Comprehensive loss:
Net loss	—	—	—	—	(16,700)	(16,700)
Change in net unrealized gain on available for sale investments	—	—	—	20	—	20
Total comprehensive loss	—	—	—	—	—	(16,680)
Issuance of common stock upon exercise of stock options	4	—	18	—	—	18
Stock-based compensation related to issuance of stock option grants	—	—	1,371	—	—	1,371
Balances at December 31, 2008	15,273	1.5	59,056	24	(39,450)	19,631
Comprehensive loss:
Net loss	—	—	—	—	(16,364)	(16,364)
Change in net unrealized gain on available for sale investments	—	—	—	(29)	—	(29)
Total comprehensive loss	—	—	—	—	—	(16,393)
Issuance of common stock upon exercise of warrants	44	—	120	—	—	120
Issuance of common stock from public financing, net of financing cost	6,187	0.6	17,351	—	—	17,352
Stock-based compensation related to issuance of stock option grants	—	—	1,186	—	—	1,186
Balances at December 31, 2009	21,504	2.1	77,713	(5)	(55,814)	21,896
Comprehensive loss:
Net loss	—	—	—	—	(17,732)	(17,732)
Change in net unrealized gain on available for sale investments	—	—	—	5	—	5
Total comprehensive loss	—	—	—	—	—	(17,727)
Issuance of restricted shares	20	—	—	—	—	—
Issuance of commitment shares	279	—	600	—	—	600
Issuance of common stock from public financing, net of financing cost	2,727	0.3	2,478	—	—	2,478
Initial valuation of warrant liability	—	—	(1,749)	—	—	(1,749)
Stock-based compensation related to issuance of stock option grants	—	—	1,103	—	—	1,103
Balances at December 31, 2010	24,530	$2	$80,145	$—	$(73,546)	$6,601

See accompanying notes to these consolidated financial statements

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1. BUSINESS AND ORGANIZATION

Formation of the Company

Bionovo, Inc. was originally incorporated in California in February of 2002. In March of 2004, it reincorporated in the state of Delaware and in June of 2005 changed its name from Bionovo, Inc. to Bionovo Pharmaceuticals, Inc. On April 6, 2005, Bionovo Pharmaceuticals, Inc. became public through a reverse merger with Lighten Up International, Inc. The Company operated as Lighten Up Enterprises International, Inc. until June 29, 2005 when the Company assumed the name Bionovo, Inc. Bionovo, Inc. is incorporated in the state of Delaware and was made public through a reverse merger transaction between Bionovo Biopharmaceuticals, Inc. and Lighten Up Enterprises International, Inc. on April 6, 2005.

Reverse Merger

On April 6, 2005, Lighten Up Enterprises International, Inc. acquired all the outstanding shares of Bionovo Biopharmaceuticals, Inc. in exchange for 8,422,490 restricted shares of its common stock in a reverse triangular merger. The acquisition was accounted for as a reverse merger in which Bionovo Biopharmaceuticals, Inc. was deemed to be the accounting acquirer. Accordingly, the historical financial information presented herein is that of Bionovo Biopharmaceuticals, Inc. (as adjusted for any difference in the par value of each entity’s stock with an offset to capital in excess of par value). Financial information subsequent to the reverse merger is that of the merged entity, Bionovo, Inc.

Reverse Stock Split

On August 27, 2010, the Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a reverse split of its common stock at a ratio of one-for-five. The reverse stock split was effective at the close of business on August 31, 2010. All fractional shares created by the reverse stock split were rounded up to the nearest whole share. All historical share and per share amounts have been adjusted to reflect the reverse stock split. The accompanying consolidated financial statements have been retroactively restated to reflect the reverse stock split.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company has not generated any significant revenue since inception. Accordingly, the accompanying financial statements have been prepared using the accounting formats prescribed by the Development Stage Entity Topic of the Financial Accounting Standards Board (FASB) Codification for a development stage enterprise (DSE). Although the Company has recognized some nominal amount of revenue, the Company still believes it is devoting, substantially, all its efforts on developing the business and, therefore, still qualifies as a DSE.

Liquidity

The Company has sustained recurring losses and negative cash flows from operations. At December 31, 2010, the Company had an accumulated deficit of $73.5 million, working capital deficit of $1.4 million and total shareholders’ equity of $6.6 million. Over the past years, the Company has been funded through a combination of private equity, government grants, debt, lease financing and public offerings. As of December 31, 2010, the Company had $2.6 million in cash and cash equivalents and $0 in short-term investments.

The Company has experienced and continues to experience operating losses and negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment.

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

On February 2, 2011, the Company completed an underwritten public offering and issued 30,031,200 shares of its common stock and 15,015,600 warrants at a price of $1.00 per unit, with each unit including one share of common stock and a warrant to purchase one half of one share of Bionovo, Inc. common stock. The warrants are exercisable any time after the closing date and will expire five years from the date of issuance. The offering produced approximately $27.4 million, net of financing costs. The Company believes that, as a result of this transaction, it currently has sufficient cash and financing commitments to meet its funding requirements for at least the next twelve months.

Use of Estimates and Reclassifications

The preparation of consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Management makes estimates that affect certain accounts including deferred income tax assets, estimated useful lives of property and equipment, accrued expenses, fair value of equity instruments and reserves for any other commitments or contingencies. Any adjustments applied to estimates are recognized in the year in which such adjustments are determined.

Certain reclassifications of prior period amounts have been made to our consolidated financial statements to conform to the current period presentation, including a reclassification of approximately $9,000 between common stock and additional paid-in capital in the accompanying consolidated balance sheet as of December 31, 2009 in order to adjust for the effect of our reverse stock split effective August 31, 2010.

Cash, Cash Equivalents and Short-Term Investments

As part of our cash management program, the Company maintains a portfolio of marketable investment securities. The securities are investment grade and generally mature within one year and may include tax exempt securities, and certificates of deposit. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders’ equity. The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents.

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Office and laboratory equipment	3 to 5 years
Computer equipment and software	3 years
Leasehold improvements	Term of lease agreement
Leased equipment	Term of lease agreement

The following is a summary of property and equipment, at cost less accumulated depreciation, at December 31, 2010 and 2009 (in thousands):

	December 31,
	2010	2009
Office and lab equipment	$8,030	$5,967
Leasehold improvements	3,368	3,359
Computer equipment and software	283	266
	11,681	9,592
Less: accumulated depreciation	(5,034)	(3,395)
Property and equipment, net	$6,647	$6,197

Leasehold improvements include $0.2 million in gross assets acquired under two notes payable with the lessor of the Company’s headquarters (see Note 6, “Notes Payable” for further details). Office and lab equipment include gross assets acquired under capital leases of approximately $3.8 million and $1.6 million as of December 31, 2010 and 2009, respectively. Amortization of assets under capital leases is included in depreciation expense. For the years ended December 31, 2010, 2009 and 2008, the Company recorded depreciation expense of approximately $1.7 million, $1.5 million and $1.0 million, respectively.

Assets Held under Capital Leases

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease.

Intangible assets — Patent Costs

Intangible assets consist of patent licensing costs incurred to date. The Company is amortizing the patent cost incurred to date, over a 15 year period. If the patents are not awarded, the costs related to those patents will be expensed in the period that determination is made. The Company has capitalized $1.4 million in patent licensing costs as of December 31, 2010. Amortization expense charged to operations was approximately $82,000 for 2010, $55,000 for 2009 and $33,000 for 2008.

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Revenue Recognition

Revenue is generated from collaborative research and development arrangements, technology licenses, and government grants. Revenue is recognized when the four basic criteria of revenue recognition are met: (i) a contractual agreement exists; (ii) transfer of technology (intellectual property) has been completed or services have been rendered; (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue from technology licenses or other payments under collaborative agreements where the Company has a continuing obligation to perform is recognized as revenue over the expected period of the continuing performance obligation. Revenue on government contracts is recognized on a qualified cost reimbursement basis and in 2010, the Company recognized approximately $109,000 in revenue from grants awarded by the National Institutes of Health. Revenue from grants received on a refundable tax credit basis is recognized when awarded.

In fiscal year 2009, the Company began performing limited research services for one customer and for the years ended December 31, 2010 and 2009 recognized approximately $14,000 and $55,000, respectively, in related revenue. Prior to 2009, only revenue from technology licenses and grant proceeds had been received.

In November of 2010, we received notification from the Internal Revenue Service that two of our projects, Menerba and Bezielle, were approved for funding at the maximum level under the Qualifying Therapeutic Discovery Project Credit (“QTDP”) program. The amount granted to us under the program is approximately $489,000 and the full amount was recognized in revenue in 2010.

Research and Development

Research and development expenses include internal and external costs. Internal costs include salaries and employment related expenses and allocated facility costs. External expenses consist of costs associated with outsourced clinical research organization activities, sponsored research studies, product registration, and investigator sponsored trials. All research and development costs are charged to expense as incurred.

Basic and Diluted Loss per Share

In accordance with FASB Accounting Standards Codification 260, Earnings per Share Topic, the basic loss per share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Basic net loss per share excludes the dilutive effect of stock options or warrants and convertible notes. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options and warrants. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The potential shares, which are excluded from the determination of basic and diluted net loss per share as their effect is anti-dilutive, are as follows (in thousands):

	December 31,
	2010	2009	2008
Options to purchase common stock	1,246	1,022	1,043
Options to purchase common stock – outside plan	21	21	21
Warrants to purchase common stock	10,429	8,649	2,093
Potential equivalent shares excluded	11,696	9,692	3,157

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Comprehensive Loss

Comprehensive loss includes net loss and other comprehensive income, which for us is primarily comprised of unrealized holding gains or losses on our available-for-sale securities that are excluded from the statement of operations in computing net loss and reported separately in shareholders’ equity (deficit). Comprehensive loss and its components are as follows (in thousands):

	December 31,
	2010	2009	2008
Net loss	$(17,732)	$(16,364)	$(16,700)
Changes in unrealized gain (loss) on securities available-for-sale	5	(29)	20
Comprehensive loss	$(17,727)	$(16,393)	$(16,680)

Other Current Liabilities

Other current liabilities include the following as of December 31, 2010 and 2009 (in thousands):

	December 31,
	2010	2009
Accrued clinical trial expenses	$7	$12
Accrued consulting fees	150	29
Accrued legal fees	168	191
Deferred rent	424	286
Other current liabilities	221	305
Total other current liabilities	$970	$823

Warrant Liability

In October of 2010, we issued warrants to purchase Bionovo’s common shares in connection with a registered direct offering. The Company accounted for these warrants as a liability measured at fair value due to a provision included in the warrant agreement that provides the warrant holders with an option to require the Company (or its successor) to purchase their warrants for cash in an amount equal to their Black-Scholes Option Pricing Model (the “Black-Scholes Model”) value, in the event of a change in control of the Company. The fair value of the warrant liability is estimated using the Black-Scholes Model which requires inputs such as the expected term of the warrants, share price volatility and risk-free interest rate. These assumptions are reviewed on a quarterly basis and changes in the estimated fair value of the outstanding warrants are recognized each reporting period in “Change in fair value of warrant liability” line item under other income (expense) in the consolidated statements of operations.

Income Taxes

The Company accounts for its income taxes based on the FASB Accounting Standards Codification 740, Income Taxes Topic which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss and tax credit carryforwards. Deferred tax expense or benefit is recognized as a result of timing differences between the recognition of assets and liabilities for book and tax purposes during the year.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carryforwards. A valuation allowance is established, when necessary, to reduce that deferred tax asset if it is “more likely than not” that the related tax benefits will not be realized.

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company has no material uncertain tax positions.

Share-based Compensation

The Company records share-based compensation in accordance with the provisions of the Share-based Compensation Topic of the FASB Codification. The guidance requires the use of option-pricing models that require the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model, and the resulting charge is expensed using the straight-line attribution method over the vesting period. Both the expected stock price volatility and the weighted-average expected life assumptions were determined using historical data. Stock compensation expense recognized during the period is based on the value of share-based awards that were expected to vest during the period adjusted for estimated forfeitures.

The estimated fair value of grants of stock options and warrants to non-employees of the Company is charged to expense, if applicable, in the financial statements. These options vest in the same manner as the employee options granted under each of the option plans as described above.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU 2010-06”), which amends ASC 820, related to the disclosures about an entity’s use of fair value measurements. This update requires entities to provide enhanced disclosures about transfers into and out of the Level 1 (fair value determined based on quoted prices in active markets for identical assets and liabilities) and Level 2 (fair value determined based on significant other observable inputs) classifications, provide separate disclosures about purchases, sales, issuances and settlements relating to the tabular reconciliation of beginning and ending balances of the Level 3 (fair value determined based on significant unobservable inputs) classification and provide greater disaggregation for each class of assets and liabilities that use fair value measurements. Except for the detailed Level 3 roll-forward disclosures, the new standard is effective for interim and annual reporting periods beginning after December 15, 2009. The requirement to provide detailed disclosures about the purchases, sales, issuances and settlements in the roll-forward activity for Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of this new standard did not have a material impact to our consolidated financial statements.

3. CASH, CASH EQUIVALENTS AND INVESTMENTS

The following is a summary of cash, cash equivalents, and available-for-sale securities at December 31, 2010 and 2009 (in thousands):

	December 31, 2010
	Cost Basis	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:
Cash	$445	$—	$—	$445
Money market funds	562	—	—	562
US govt. agency obligations	1,631	—	—	1,631
Total cash and cash equivalents	$2,638	$—	$—	$2,638

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

3. CASH, CASH EQUIVALENTS AND INVESTMENTS  – (continued)

	December 31, 2009
	Cost Basis	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:
Cash	$124	$—	$—	$124
Money market funds	1,073	—	—	1,073
Corporate notes	1,602	—	—	1,602
Total cash and cash equivalents	$2,799	$—	$—	$2,799
Available-for-sale investments:
US govt. agency obligations	$7,812	$—	$(5)	$7,807
Corporate notes	5,328	—	—	5,328
Total available-for-sale investments	$13,140	$—	$(5)	$13,135

As of December 31, 2010 and 2009, unrealized losses of $0 and approximately $5,000 were included in accumulated other comprehensive income in the accompanying consolidated balance sheets, respectively.

4. FAIR VALUE

U.S. GAAP establishes a fair value hierarchy which has three levels based on the reliability of the inputs used to determine the fair value. These levels include: Level 1, defined as inputs such as unadjusted quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for use when little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table represents the Company’s fair value hierarchy for its financial assets (cash equivalents and short-term investments) measured at fair value on a recurring basis as of December 31, 2010 and 2009 (in thousands):

		Fair Value Measurements at Reporting Date Using
December 31, 2010	Total	(Level 1)	(Level 2)	(Level 3)
Money market funds	$562	$562	$—	$—
US government agencies	1,631	—	1,631	—
Total	$2,193	$562	$1,631	$—

December 31, 2009	Total	(Level 1)	(Level 2)	(Level 3)
Money market funds	$1,073	$1,073	$—	$—
US government agencies	7,807	—	7,807	—
US corporate debt	6,930	—	6,930	—
Total	$15,810	$1,073	$14,737	$—

Financial liabilities carried at fair value as of December 31, 2010 were classified as follows (in thousands):

		Fair Value Measurements at Reporting Date Using
December 31, 2010	Total	(Level 1)	(Level 2)	(Level 3)
Warrant liability	$1,843	$—	$—	$1,843

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

4. FAIR VALUE  – (continued)

As discussed in Note 2, “Summary of Significant Accounting Policies,” the fair value of the warrant liability was initially recorded on the grant date and remeasured at December 31, 2010 using the Black-Scholes Model, which requires inputs such as the expected term of the warrants, share price volatility and risk-free interest rate. These inputs are subjective and generally require significant analysis and judgment to develop.

The fair value of the warrant liability was estimated using the following range of assumptions at December 31, 2010 and October 7, 2010 (the date of grant):

	December 31, 2010	October 7, 2010
Expected volatility	126%	125%
Risk-free interest rate	1.91%	1.16%
Expected life	4.8 years	5.0 years

The following table provides a summary of changes in the fair value of the Company’s Level 3 financial liabilities for the twelve month period ended December 31, 2010 (in thousands):

Balance at December 31, 2009	$—
Initial fair value of warrants issued in October 2010	1,749
Net increase in fair value of warrant liability on remeasurment	94
Balance at December 31, 2010	$1,843

The net increase in the estimated fair value of the warrant liability was recognized as expense under other income (expense) in the consolidated statements of operations.

5. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The following table shows supplemental cash flows for the years ended December 31, 2010, 2009 and 2008 and inception to date from February 1, 2002 through December 31, 2010 (in thousands).

	For the Years Ended December 31,			Accumulated from February 1, 2002 (Date of inception) to December 31, 2010
	2010	2009	2008
	(in thousands)
Cash paid during the year for:
Interest paid	$63	$89	$128	$508
Income taxes paid	1	1	4	14
Supplemental disclosure of non-cash investing and financing:
Non-cash warrant expense for warrants issued	$—	$—	$—	$1,964
Adjustment in warrant liability	94	—	—	7,125
Conversion of notes payable to common stock	—	—	—	450
Assets acquired under capital lease	2,139	40	870	5,209
Assets acquired under notes payable	—	204	—	204
Issuance of common stock for services	600	—	—	765
Conversion of accrued interest payable	—	—	—	12
Issuance of common stock with reverse merger	—	—	—	4

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

6. NOTES PAYABLE

In January of 2009, the Company relocated to its new headquarters. Related to the relocation, the Company financed leasehold improvements under two notes payable with the lessor of the building. The first note of $100,000 bears interest at 9.5% and is payable in monthly payments of interest and principal amounting to approximately $1,000 beginning May 1, 2009 and continuing over the remaining lease term with a due date of December 31, 2018. The second note of $104,000 bears interest at 9.5% and is payable in 24 monthly payments of interest and principal amounting to approximately $5,000 beginning August 1, 2009 and continuing to July 1, 2011. The future minimum payments as of December 31, 2010 are as follows (in thousands):

Notes Payable
2011	$49
2012	16
2013	16
2014	16
2015	16
Thereafter	47
Total minimum payments	$160
Less: Amount representing interest	(39)
Present value of minimum payments	$121
Less: Current portion	(40)
Non-current portion of notes payable	$81

7. SHAREHOLDERS’ EQUITY AND SHARE-BASED COMPENSATION

Increase in Authorized Shares

On July 7, 2010, the Company executed an amendment to its Certificate of Incorporation increasing the authorized shares to 350,000,000, of which 340,000,000 are common stock and 10,000,000 are preferred stock. The increase was approved by the shareholders at the Company’s May 3, 2010 Shareholder Meeting. The voting results of the meeting were reported on the Company’s Form 8-K filed May 5, 2010.

Common Stock Issuances

On October 7, 2009, the Company completed a registered public offering and issued 6,186,628 shares of its common stock and 5,864,922 warrants at a price of $6.20 per unit including 2 shares of common stock and 2 warrants to purchase common stock at $4.25 per share and $6.00 per unit of 2 shares of common stock exclusive of warrants. In addition, the Company granted the placement agent 309,332 warrants, each warrant entitling the holder to purchase one share of common stock at $4.85 per share at any time for a period commencing six months after the date of the closing, and continuing for five years following the closing date of the offering. The warrants may also be executed on a cashless basis, in accordance with the terms of the warrant.

On July 6, 2010, Bionovo, Inc. entered into a common stock purchase agreement (“Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein Aspire Capital is committed to purchase up to an aggregate of $15.0 million of Bionovo, Inc.’s shares of common stock over the two-year term of the Purchase Agreement, based on certain terms and conditions set forth in the Purchase Agreement, including a minimum purchase price of $1.98 per share. As of December 31, 2010, there have been no sales of common stock to Aspire Capital under the Purchase Agreement.

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

7. SHAREHOLDERS’ EQUITY AND SHARE-BASED COMPENSATION  – (continued)

In consideration for entering into the purchase agreement with Aspire Capital, the Company issued to Aspire Capital 279,070 shares as a commitment fee with an assigned value of $2.15 per share (as adjusted for the Company’s reverse stock split effective August 31, 2010). The commitment fee was valued at $600,000 and has been capitalized as prepaid financing costs as of December 31, 2010. Aspire is required to refund the commitment fee in cash or shares proportionately based on the unfunded portion of the agreement upon termination of the agreement. The capitalized costs will be offset against any future proceeds proportionately based on the total amount funded under the agreement.

On October 6, 2010, the Company completed a registered direct offering through the sale of common stock and warrants. The Company sold a total of 2,727,270 shares of common stock, at a price of $1.10 per share and issued 2,045,451 warrants to purchase shares of common stock. The warrants will be exercisable six months after issuance at $1.64 per share and will expire five years from the date of issuance. The shares of common stock and warrants were immediately separable and issued separately.

Restricted Stock

On March 11, 2010, the Company granted 20,000 shares of restricted stock to Lytham Partners, LLC as partial consideration for investor relations services provided to Bionovo, Inc. The shares were issued from the Company’s Stock Incentive Plan and are restricted for 1 year from the date of grant. The restricted stock was recorded based on the grant date fair value of $52,000 and the full amount is included in general and administrative stock compensation in the first quarter of 2010.

Stock Option Plan

On April 6, 2005, in connection with the completion of the reverse merger, the board of directors assumed and adopted the Stock Incentive Plan, as amended, (the “Plan”) of Bionovo Biopharmaceuticals and 699,358 shares of common stock for issuance under the Plan. In May 2006 and June 2008, the shareholders approved increases of 600,000 of additional shares for the option plan resulting in a total of 1,899,358 shares reserved for issuance under the plan.

Under the Plan, incentive options to purchase the Company’s common stock may be granted to employees at prices not lower than fair market value at the date of grant as determined by the Board of Directors. Non-statutory options (options that do not qualify as incentive options) may be granted to employees and consultants at prices no lower than 85% of fair market value at the date of grant as determined by the Board of Directors. In addition, incentive or non-statutory options may be granted to persons owning more than 10% of the voting power of all classes of stock at prices no lower than 110% of the fair market value at the date of grant as determined by options (no longer than ten years from the date of grant, five years in certain instances). Options granted generally have a five-year life and typically vest over four years.

As of December 31, 2010, we had reserved 0.6 million shares of common stock for future issuance under the Plan.

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

7. SHAREHOLDERS’ EQUITY AND SHARE-BASED COMPENSATION  – (continued)

Share-based Compensation Expense

To estimate the value of an award, the Company uses the Black-Scholes option pricing model. This model requires inputs such as expected life, expected volatility and risk-free interest rate. The forfeiture rate also impacts the amount of aggregate compensation expense. These inputs are subjective and generally require significant analysis and judgment to develop. While estimates of expected life, volatility and forfeiture rate are derived primarily from the Company’s historical data, the risk-free rate is based on the yield available on U.S. Treasury zero-coupon issues. For the years ended December 31, 2010, 2009 and 2008, the weighted-average assumptions used were:

	Years Ended December 31,
	2010	2009	2008
Dividend yield	0%	0%	0%
Expected volatility	150%	127%	93%
Risk-free interest rate	1.04%	1.42%	2.44%
Expected life	2.7 years	3.75 years	3.11 years

The following table summarizes share-based compensation expense related to employee and non-employee stock options for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	Years Ended December 31,
	2010	2009	2008
Research and development	$541	$686	$512
General and administrative	562	500	859
Total share-based compensation expense	$1,103	$1,186	$1,371

There was no capitalized share-based compensation cost as of December 31, 2010 and there were no recognized tax benefits during the years ended December 31, 2010, 2009 and 2008.

Share option activity for the year ended December 31, 2010 was as follows:

	Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Options outstanding at December 31, 2009	1,022	$8.36
Granted	364	2.10
Exercised	—	—
Canceled or forfeited	(39)	5.58
Expired	(101)	5.34
Options outstanding at December 31, 2010	1,246	$6.87	3.6	$—
Options exercisable at December 31, 2010	1,057	$6.74	3.5	$—
Options exercisable and options expected to vest at
December 31, 2010	1,230	$6.92	3.6	$—

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

7. SHAREHOLDERS’ EQUITY AND SHARE-BASED COMPENSATION  – (continued)

The weighted-average grant date fair value of options granted for each of the last three years was as follows:

Grant Year	Options Granted (in thousands)	Weighted Average Grant Date Fair Value
2008	163	$3.53
2009	105	1.90
2010	364	1.64

The intrinsic value of options exercised for the year December 31, 2008 was approximately $2,000. There were no stock option exercises for the years ended December 31, 2010 and 2009. As of December 31, 2010, there was $0.6 million of total future compensation cost related to unvested stock options to be recognized over a weighted-average period of 1.1 years.

Unvested share activity for the year ended December 31, 2010 is summarized below:

	Unvested Number of Options (in thousands)	Weighted Average Grant Date Fair Value
Unvested balance at December 31, 2009	319	$6.26
Granted	364	1.64
Vested	(469)	3.34
Forfeited	(25)	4.58
Unvested balance at December 31, 2010	189	$4.83

The following table summarizes information about stock options outstanding as of December 31, 2010:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding (in thousands)	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable (in thousands)	Weighted Average Exercise Price
$0.01 – $5.00	731	3.9	$2.37	633	$2.39
$5.01 – $10.00	197	1.6	7.36	171	7.51
$10.01 – $15.00	228	5.1	14.27	177	14.27
$15.01 – $20.00	10	1.1	19.70	10	19.70
$20.01 – $25.00	56	1.7	22.00	42	22.00
$25.01 – $30.00	24	1.3	28.75	24	28.75
	1,246	3.6	6.87	1,057	6.74

Shares Reserved for Future Issuance

The Company has reserved shares of common stock for future issuance as follows (in thousands):

	December 31,
	2010	2009	2008
Options to purchase common stock – Plan	1,246	1,022	1,043
Options to purchase common stock – Outside plan	21	21	21
Shares available for option grants	553	799	778
Warrants to purchase common stock	10,429	8,649	2,094
Total	12,249	10,491	3,936

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

8. WARRANTS

September 2004 Bridge Financing

In September 2004, in connection with Bionovo Biopharmaceuticals’ $500,000 principal amount of 6% convertible secured notes bridge financing completed on September 30, 2004, Bionovo Biopharmaceuticals issued to investors in the bridge financing warrants, or bridge warrants, exercisable for 111,225 shares of Bionovo Biopharmaceuticals common stock at an exercise price of $2.65 per share. The bridge warrants were exercisable until the earlier of September 30, 2011 and the fifth anniversary of Bionovo Biopharmaceuticals’ merger with a company required to file reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). Upon the closing of our reverse merger transaction, the bridge warrants were amended to become bridge warrants to purchase shares of our common stock upon the same terms and conditions as the bridge warrants issued by Bionovo Biopharmaceuticals. The bridge warrants expired on April 6, 2009.

In connection with the closing of the bridge financing, Bionovo Biopharmaceuticals issued five-year warrants to Duncan Capital, LLC as partial compensation for acting as placement agent in the transaction. Upon the closing of our reverse merger transaction, these placement agent warrants were amended to become warrants to purchase shares of our common stock upon the same terms and conditions as the placement agent warrants issued in the bridge financing by Bionovo Biopharmaceuticals. The bridge placement agent warrants are exercisable in whole or in part, at an exercise price of $1.75 per share, before September 30, 2009 for up to 26,485 shares of common stock. These warrants contain provisions that protect the holders thereof against dilution by adjustment of the purchase price in certain events, such as stock splits or reverse stock splits, stock dividends, recapitalizations or similar events. The holders of these warrants will not possess any rights as stockholders unless and until they exercise their warrants. The bridge placement agent warrants do not confer upon holders any voting or any other rights as stockholders.

As of December 31, 2010, all bridge warrants and related placement agent warrants had been exercised.

April 2005 Private Placement

In April 2005, as part of the closing of Bionovo Biopharmaceuticals’ April 6, 2005 private placement, Bionovo Biopharmaceuticals issued five-year warrants to purchase a total of 404,775 shares of Bionovo Biopharmaceuticals common stock at an exercise price of $3.75 per share and 404,775 shares of Bionovo Biopharmaceuticals common stock at an exercise price of $5.00 per share. The warrants were exercisable in whole or in part until April 6, 2010. Upon the closing of our reverse merger transaction, the April 2005 private placement warrants were amended to become warrants to purchase shares of our common stock upon the same terms and conditions as the April 2005 private placement warrants issued by Bionovo Biopharmaceuticals. All warrants issued through the April 2005 private placement have been exercised or cancelled as of December 31, 2010.

In connection with the closing of the April 2005 private placement, Bionovo Biopharmaceuticals issued five-year warrants to Duncan Capital, LLC as partial compensation for acting as placement agent in the transaction. Upon the closing of our reverse merger transaction, these placement agent warrants were amended to become warrants to purchase shares of our common stock upon the same terms and conditions as the placement agent warrants issued in the April 2005 private placement by Bionovo Biopharmaceuticals. The April 2005 placement agent warrants are exercisable in whole or in part, at an exercise price of $2.50 per share, before April 6, 2010 for up to 341,820 shares of common stock. These warrants contain provisions that protect the holders thereof against dilution by adjustment of the purchase price in certain events, such as stock splits or reverse stock splits, stock dividends, recapitalizations or similar events. The holders of these warrants will not possess any rights as stockholders unless and until they exercise their warrants. The April 2005 placement agent warrants do not confer upon holders any voting or any other rights as stockholders. In April of 2010, 185,208 placement agent warrants expired and none remain outstanding as of December 31, 2010.

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

8. WARRANTS  – (continued)

April 2005 Reverse Merger

In connection with the closing of our reverse merger transaction on April 6, 2005, we issued five-year warrants to Duncan Capital, LLC as partial compensation for its advisory services relating to the merger. These reverse merger warrants are exercisable in whole or in part, at an exercise price of $0.05 per share, before April 6, 2010 for up to 395,926 shares of common stock. These warrants contain provisions that protect the holders thereof against dilution by adjustment of the purchase price in certain events, such as stock splits or reverse stock splits, stock dividends, recapitalizations or similar events. The holders of these warrants will not possess any rights as stockholders unless and until they exercise their warrants. The reverse merger warrants do not confer upon holders any voting or any other rights as stockholders. As of December 31, 2010, all warrants associated with the Company’s reverse merger had been exercised.

May 2005 Private Placement

In May 2005, as part of the closing of our May 5, 2005 private placement, we issued five-year warrants to purchase a total of 106,750 shares of common stock at an exercise price of $3.75 per share and 106,750 shares of common stock at an exercise price of $5.00 per share. The warrants were exercisable in whole or in part until May 5, 2010. All warrants issued through the May 2005 private placement have been exercised or cancelled as of December 31, 2010.

In connection with the closing of our May 2005 private placement, we issued five-year warrants to Duncan Capital, LLC as partial compensation for acting as placement agent in the transaction. These May 2005 placement agent warrants are exercisable in whole or in part, at an exercise price of $2.50 per share, before May 5, 2010 for up to 85,400 shares of common stock. These warrants contain provisions that protect the holders thereof against dilution by adjustment of the purchase price in certain events, such as stock splits or reverse stock splits, stock dividends, recapitalizations or similar events. The holders of these warrants will not possess any rights as stockholders unless and until they exercise their warrants. The May 2005 placement agent warrants do not confer upon holders any voting or any other rights as stockholders. In May of 2010, 80,400 placement agent warrants expired and none remain outstanding as of December 31, 2010.

January 2007 Private Placement

In connection with the closing of our January 2007 private placement, the investors were issued five-year warrants to purchase up to an aggregate of 736,870 shares of our common stock, at an initial exercise price of $11.25. The warrants are callable by the Company when the trailing 10-day average of the closing market share price of our common stock equals or exceeds $13.75. As of December 31, 2010, 597,684 warrants remain outstanding.

In connection with the closing of our January 2007 private placement, we issued five-year warrants to the brokers as partial compensation for acting as placement agent in the transaction. These January 2007 private placement agent warrants are exercisable in whole or in part, at an exercise price of $7.50 per share, before January 19, 2012 for up to 147,294 shares of common stock. These warrants contain provisions that protect the holders thereof against dilution by adjustment of the purchase price in certain events, such as stock splits or reverse stock splits, stock dividends, recapitalizations or similar events. The holders of these warrants will not possess any rights as stockholders unless and until they exercise their warrants. The January 2007 placement agent warrants do not confer upon holders any voting or any other rights as stockholders. As of December 31, 2010, 120,839 placement agent warrants remain outstanding.

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

8. WARRANTS  – (continued)

October 2007 Public Offering

In connection with the closing of our October 31, 2007 public offering of common shares, the investors were issued five-year warrants to purchase up to an aggregate of 1,064,755 shares of our common stock, at an initial exercise price of $17.50 per share and a market price of $0.50 per warrant. The warrants contain a subsequent equity sales provision that provides for repricing of the warrants if subsequent warrants or options are sold at with an exercise price of less than $17.50 per share. The exercise price would be reduced to the greater of (a) the price of the new warrants or (b) $12.50 per share and the total warrants outstanding would be increased such that the total aggregate exercise price shall be equal to the aggregate exercise price prior to the adjustment. The closing of our October 7, 2009 public offering triggered the subsequent equity sales provision of the investor warrants issued on October 31, 2007. As such, the 1,064,755 warrants outstanding at an exercise price of $17.50 were cancelled and 1,490,661 warrants were issued with an exercise price of $12.50. As of December 31, 2010, all 1,490,661 warrants remain outstanding.

October 2009 Public Offering

In connection with the closing of the Company’s October 7, 2009 public offering of common shares, the investors were issued five-year warrants to purchase up to an aggregate 5,864,922 shares of the Company’s common stock at an initial exercise price of $4.25 per share. In addition, the Company granted the placement agent 309,332 warrants, each warrant entitling the holder to purchase one share of common stock at $4.85 per share at any time for a period commencing six months after the date of the closing, and continuing for five years following the closing date of the offering. The warrants may also be executed on a cashless basis, in accordance with the terms of the warrant. As of December 31, 2010, all October 2009 public offering warrants and related placement agent warrants remain outstanding.

October 2010 Private Placement

In connection with the closing of the Company’s October 6, 2010 registered direct offering of common shares, the investors were issued five-year warrants to purchase up to an aggregate 2,045,451 shares of the Company’s common stock at an exercise price of $1.64 per share. The warrant agreements include a provision that provides the warrant holders with an option to require the Company (or its successor) to purchase their warrants for cash in an amount equal to their Black-Scholes value, in the event of a change in control of the Company. The warrants may also be executed on a cashless basis, in accordance with the terms of the warrant. As of December 31, 2010, all of the October 2010 warrants remain outstanding.

The following warrants are each exercisable into one share of common stock:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Aggregate Price (in thousands)
Balance at December 31, 2009	8,649	$6.17	$53,353
Warrants granted	2,045	1.64	3,354
Warrants exercised	—	—
Warrants cancelled or forfeited	(265)	2.50	(663)
Balance at December 31, 2010	10,429	5.37	$56,044

During the year ended December 31, 2010, approximately 265,000 warrants expired and no warrants were exercised. As of December 31, 2010, there were 10.4 million warrants to purchase Bionovo shares outstanding with a weighted average price of $5.37 and an aggregate price of $56.0 million.

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

8. WARRANTS  – (continued)

The following table summarizes information about all warrants outstanding as of December 31, 2010:

Issue Date	Expiration Date	Number Outstanding (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
January 2007	January 2012	719	$10.62	1.05
October 2007	October 2012	1,491	12.50	1.84
October 2009	October 2014	6,174	4.28	3.77
October 2010	October 2015	2,045	1.64	4.77
		10,429	5.37	3.50

The fair value of warrants granted, except for the ones granted in connection with the October 2010 Private Placement, is included in additional paid-in capital along with the proceeds from issuance of common stock. The estimated fair value of the warrants was calculated using the Black-Scholes valuation model. The following assumptions were used: (i) no expected dividends, (ii) risk free interest rates of 2.2% – 4.0%, (iii) expected volatility of 90% – 187%, and (iv) expected life in the stated life of the warrant. The fair value of the warrants ranged from $0.50 to $4.45.

Warrant Liability

As discussed above and in Note 2, “Summary of Significant Accounting Policies,” the warrants issued in October of 2010 include a provision that provides the warrant holders with an option to require the Company (or its successor) to purchase their warrants for cash in an amount equal to their Black-Scholes value, in the event of a change in control of the Company. Accordingly, the fair value of the warrants at the issuance date was estimated using the Black-Scholes Model, and the Company recorded a warrant liability of $1.7 million. The Company remeasured the warrant liability at December 31, 2010 and recorded an increase to the warrant liability of approximately $94,000 with a corresponding charge in the Company’s consolidated statement of operations for the three months ended December 31, 2010. Additional disclosures regarding assumptions used in calculating the fair value of the warrant liability are included in Note 4, “Fair Value.”

As discussed in Note 12, “Subsequent Events,” the Company completed a public offering on February 2, 2011, and issued 30,031,200 shares of its common stock and warrants to purchase 15,015,600 shares of its common stock. This transaction did not result in a change of control as defined in the warrant agreements or trigger the cash settlement provisions in relation to the warrants issued in the October 2010 financing transaction.

Employee Benefit Plan

The Company has a 401(k) Plan that covers substantially all of its employees. Under the 401(k) Plan, eligible employees may contribute up to 15 percent of their eligible compensation, subject to certain Internal Revenue Service restrictions. The Company does not match employee contributions in the 401(k) Plan.

9. LEASES, COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain office and laboratory equipment under agreements that are classified as capital leases. The cost of equipment under capital leases that is included in the Company’s consolidated balance sheets under property and equipment line item was $3.8 million at December 31, 2010 and $1.6 million at December 31, 2009. Accumulated amortization of leased equipment at December 31, 2010 was $1.2 million and as of December 31, 2009 was $0.7 million. Amortization of assets under capital leases is included in depreciation expense. The Company’s leases with General Electric Capital Corporation (GE)

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

9. LEASES, COMMITMENTS AND CONTINGENCIES  – (continued)

required security deposits of 25% of the purchase price and the lease with Tetra Financial Group (Tetra) required a security deposit of 50% of the purchase price. As of December 31, 2010 and 2009, security deposits of $0.7 million and $0.2 million, respectively, were included in the Company’s consolidated balance sheets under other assets and other current assets line items.

The Company leases its laboratory and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2019. The leases provide for increases in future minimum annual rental payments and the agreements generally require the Company to pay executory costs (real estate taxes, insurance, and repairs), which are approximately $42,000 per month. In addition, the Company pays monthly payments of approximately $6,000 toward $0.2 million in notes payable to the lessor for leasehold improvements associated with the Company’s relocation to new office and laboratory facilities.

Operating lease expense for the years ended December 31, 2010, 2009 and 2008 totaled $2.1 million, $2.1 million and $0.7 million, respectively.

Future minimum lease payments under non-cancelable capital and operating leases are as follows as of December 31, 2010 (in thousands):

	Capital Leases	Operating Leases
2011	$1,138	$1,905
2012	861	1,927
2013	—	1,985
2014	—	2,045
2015	—	2,106
Thereafter	—	6,704
Total minimum lease payments	$1,999	$16,672
Less: Amount representing interest	(108)
Present value of minimum lease payments	$1,891
Less: Current portion of capital lease obligations	(1,055)
Non-current portion of capital lease obligations	$836

10. INCOME TAX

The provision for income taxes on the consolidated statements of operations consists of approximately $1,000, $1,000, and $4,000 for each of the years ended December 31, 2010, 2009, and 2008, respectively.

Deferred tax assets (liabilities) are comprised of the following at December 31, 2010 and 2009 (in thousands):

	Years Ended December 31,
	2010	2009
Net operating loss carryforward	$27,105	$20,569
Fixed assets	(121)	(269)
Stock compensation	1,924	1,505
Loss on fixed asset disposal and other	(106)	(23)
	28,802	21,782
Less valuation allowance	(28,802)	(21,782)
Net deferred tax assets	$—	$—

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

10. INCOME TAX  – (continued)

Deferred taxes arise from temporary differences in the recognition of certain expenses for tax and financial reporting purposes. At December 31, 2010 and 2009, management determined that realization of these benefits is not assured and has provided a valuation allowance for the entire amount of such benefits. At December 31, 2010, net operating loss carryforwards were approximately $68.1 million for federal tax purposes that expire at various dates from 2023 through 2030 and $68.0 million for state tax purposes that expire in 2014 through 2020.

However, due to the financing that occurred in February 2011, management believes a change in control has occurred according to Section 382 and 383 of the Internal Revenue Code. Therefore, utilization of the Company’s net operating loss would be limited beginning in 2011.

The provision for income taxes differs from the amount computed by applying the U.S. federal statutory tax rate (34% in 2010, 2009 and 2008) to income taxes as follows (in thousands):

	Years Ended December 31,
	2010	2009	2008
Tax benefit computed at 34%	$(6,028)	$(5,563)	$(5,677)
Change in valuation allowance	7,019	6,702	6,609
Change in carryovers and tax attributes	(990)	(1,138)	(928)
Tax provision	$1	$1	$4

Management believes that, based on a number of factors, it is not determinable that it is more likely than not that the deferred tax assets will be realized.

ASC 740 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold, measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. Under ASC 740, we are required to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. Our policy is to record interest and penalties related to unrecognized tax benefits in income tax expense. There were no unrecognized tax benefits recorded as of December 31, 2010, 2009, and 2008.

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Following is a summary of the quarterly results of operations for the years ended December 31, 2010 and 2009 (in thousands, except per share data):

	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Revenues	$—	$14	$68	$531
Operating expenses:
Research and development	3,806	3,328	3,673	3,835
General and administrative	852	788	987	899
Total operating expenses	4,658	4,116	4,660	4,734
Loss from operations	(4,658)	(4,102)	(4,592)	(4,203)
Other income (expense):
Change in fair value of warrant liability	—	—	—	(94)
Interest income	8	6	2	2
Interest expense	(14)	(10)	(9)	(28)
Other expense	4	(14)	(28)	(1)
Total other income (expense)	(2)	(18)	(35)	(121)
Loss before income taxes	(4,660)	(4,120)	(4,627)	(4,324)
Provision for income taxes	(1)	—	—	—
Net loss	$(4,661)	$(4,120)	$(4,627)	$(4,324)
Basic and diluted net loss per common share	$(0.22)	$(0.19)	$(0.21)	$(0.18)
Shares used in computing basic and diluted net loss per common share	21,508	21,524	21,785	24,352

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)  – (continued)

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Revenues	$—	$7	$155	$126
Operating expenses:
Research and development	3,601	2,954	2,938	3,006
General and administrative	1,009	1,175	926	943
Total operating expenses	4,610	4,129	3,864	3,949
Loss from operations	(4,610)	(4,122)	(3,709)	(3,823)
Other income (expense):
Interest income	54	16	5	9
Interest expense	(33)	(22)	(22)	(18)
Other expense	(77)	(6)	—	(5)
Total other income (expense)	(56)	(12)	(17)	(14)
Loss before income taxes	(4,666)	(4,134)	(3,726)	(3,837)
Provision for income taxes	(2)	—	—	1
Net loss	$(4,668)	$(4,134)	$(3,726)	$(3,836)
Basic and diluted net loss per common share	$(0.31)	$(0.27)	$(0.24)	$(0.18)
Shares used in computing basic and diluted net loss per common share	15,273	15,273	15,274	21,101

12. SUBSEQUENT EVENTS

Manufacturing Facility

In January of 2011, the Company entered into a ten-year, non-cancelable operating lease agreement for a manufacturing facility in Hayward, California. The lease begins April 1, 2011, at which time the Company intends to begin clinical manufacturing operations at the new location. Monthly rental payments of $18,750 will begin on April 1, 2011 and will increase over the ten-year period. The Company will gradually assume greater space between the first year and the fourth year for a total of 51,472 square feet beginning with the fourth year and through the end of the lease.

Registered Public Offering

On February 2, 2011, the Company completed an underwritten public offering and issued 30,031,200 shares of its common stock and 15,015,600 warrants at a price of $1.00 per unit, with each unit including one share of common stock and a warrant to purchase one half of one share of Bionovo, Inc. common stock. The warrants are exercisable any time after the closing date and will expire five years from the date of issuance. The offering produced approximately $27.4 million, net of financing costs. The Company believes that, as a result of this transaction, it currently has sufficient cash and financing commitments to meet its funding requirements for at least the next twelve months.

Issuance of Stock Options

On March 4, 2011, the Board of Directors, on the recommendation of its compensation committee, approved a company-wide grant to employees of approximately 6.3 million options to purchase common shares at $0.79 per share. The purpose of the grant was to improve the level of employee ownership in the Company. All options were granted subject to shareholder approval of a commensurate increase in the number of shares available for the grant of options under the Company’s existing share option plan.

Bionovo, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

12. SUBSEQUENT EVENTS  – (continued)

NASDAQ Notice

On March 14, 2011, the Company received a letter from The NASDAQ Stock Market stating that it was not in compliance with NASDAQ listing rules because it failed to maintain a minimum bid price of $1.00 per share for the last 30 consecutive business days. NASDAQ granted the Company a period of 180 calendar days to regain compliance.

$25,000,000 of Convertible Preferred Stock and
Warrants to Purchase Common Stock
(including up to 240,000,000 shares of common stock
issuable from time to time upon exercise of the Warrants)

PROSPECTUS

February [__], 2012

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by the registrant. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$2,865
FINRA filing fee	$7,000
Exchange additional listing fee	$0
Legal fees and expenses	$250,000
Accounting fees and expenses	$30,000
Transfer agent fees and expenses	$20,000
Printing and engraving expenses	$71,000
Miscellaneous fees and expenses	$28,000
Total	$408,865

Item 14. Indemnification of Directors and Officers.

Under the General Corporation Law of the State of Delaware, the registrant can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended. The registrant’s certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to the registrant and its stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director directly or indirectly derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

The registrant’s bylaws provide for the indemnification of its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. The registrant is not, however, required to indemnify any director or officer in connection with any (a) willful misconduct, (b) willful neglect, or (c) gross negligence toward or on behalf of the registrant in the performance of his or her duties as a director or officer. The registrant is required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or officer in connection with that proceeding on receipt of any undertaking by or on behalf of that director or officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws or otherwise.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, the registrant has not issued unregistered securities to any person, except as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and/or Regulation D promulgated thereunder. All recipients had adequate access, though their relationships with the registrant, to information about the registrant.

On July 6, 2010, the registrant issued to Aspire Capital 1,395,349 shares of common stock as the initial commitment shares for a new equity financing of up to $15.0 million, which may be provided to the registrant by Aspire Capital. On any trading day on which the closing sale price of the registrant’s common stock exceeds $1.98, the registrant has the right, in its sole discretion, to present Aspire Capital with a purchase notice, directing Aspire Capital (as principal) to purchase up to 300,000 shares of the registrant’s common stock per trading day, up to $15.0 million of its common stock in the aggregate at a purchase price equal to the lesser of (i) the lowest sale price of the registrant’s common stock on the purchase date and (ii) the arithmetic average of the three lowest closing sale prices for the registrant’s common stock during the 12 consecutive trading days ending on the trading day immediately preceding the purchase date. Aspire Capital is an “underwriter” within the meaning of the Securities Act of 1933.

On December 1, 2011, the Company issued 20,643 unregistered shares of common stock upon exercise of options that were granted to one employee outside of the Company’s Stock Incentive Plan.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits listed on the Index to Exhibits of this Registration Statement are filed herewith or are incorporated herein by reference to other filings.

(a)  Exhibits.

Reference is made to the Exhibit Index filed as part of this Registration Statement.

(b)  Financial Statement Schedules.  All financial statement schedules are omitted because they are not applicable or not required or because the required information is included in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which it offers or sales securities, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	To include any additional material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to this offering, other than registration statements relying on Rule 403B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to this offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to this offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)	That:
(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Emeryville, State of California, on February 9, 2012.

BIONOVO, INC.
By: /s/ Isaac Cohen Name: Isaac Cohen Title: Chairman, Chief Executive Officer and Chief Scientific Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Isaac Cohen Isaac Cohen	Chairman, Chief Executive Officer and Chief Scientific Officer (Principal Executive Officer)	February 9, 2012
* Mary Tagliaferri, M.D., L.Ac	Director, President, Chief Medical Officer, Chief Regulatory Officer, Secretary and Treasurer	February 9, 2012
* J. David Boyle II	Senior Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	February 9, 2012
* George Butler, Ph.D	Director	February 9, 2012
* Robert Farrell	Director	February 9, 2012
* Louis Drapeau	Lead Independent Director	February 9, 2012

*	Signed on behalf of the named individual by Isaac Cohen under power of attorney.

Exhibit Number	Description of Exhibit
1.1*	Form of Placement Agent Agreement
1.2	Placement Agency Agreement between Bionovo, Inc. and William Blair & Company, L.L.C.(22)
1.3	Underwriting Agreement between Bionovo, Inc. and Cowen and Company, LLC(25)
2.1	Agreement of Merger and Plan of Reorganization, dated as of April 6, 2005, among Lighten Up Enterprises International, Inc., LTUP Acquisition Corp. and the registrant.(1)
2.2	Agreement and Plan of Merger, dated as of June 28, 2005, between Lighten Up Enterprises International, Inc. and the registrant.(2)
3.1	Certificate of Incorporation of the registrant dated as of June 27, 2005.(3)
3.2	Certificate of Amendment of the Certificate of Incorporation of the registrant dated May 9, 2007.(4)
3.3	Certificate of Amendment of the Certificate of Incorporation of the registrant dated July 7, 2010.(24)
3.4	Certificate of Amendment of the Certificate of Incorporation of the registrant dated August 27, 2010.(28)
3.5	Amended and Restated By-Laws of the registrant.(5)
3.6	Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock dated December 30, 2011.(29)
4.1	Form of Common Stock Purchase Warrant used in the April 2005 and May 2005 Private Placement of Warrants.(6)
4.2	Form of Common Stock Certificate.(7)
4.3	Form of Bridge Warrant.(3)
4.4	Registration Rights Agreement, dated September 30, 2004.(8)
4.5	First Amendment to Registration Rights Agreement effective as December 31, 2005 among the registrant and the signatories thereto.(9)
4.6	Amendment to Registration Rights Agreement effective as December 31, 2005 among the registrant and the signatories thereto.(9)
4.7	Form of Common Stock Purchase Warrant used in October 2007 public offering.(10)
4.8	Form of Common Stock Purchase Warrant used in January 2007 private placement.(11)
4.9	Form of Registration Rights Agreement used in January 2007 private placement.(11)
4.10	Form of Private Placement Warrant.(20)
4.10	Form of Common Stock Purchase Warrant used in October 2010 registered direct offering.(22)
4.11	Form of Common Stock Purchase Warrant used in February 2011 public offering.(26)
4.12	Warrant dated December 30, 2011.(29)
4.13*	Certificate of Designation for Series B Preferred Stock
4.14*	Form of Warrant
4.15*	Form of Senior Convertible Note
5.1*	Opinion of Greenberg Traurig, LLP (counsel to the registrant).
10.1	Form of Private Placement Subscription Agreement used in May 2005 private placement.(6)
10.2	Form of Private Placement Investor Questionnaire used in May 2005 private placement.(6)
10.3	Form of Private Placement Registration Rights Agreement used in May 2005 private placement.(6)
10.4	Form of Private Placement Acknowledgement and Amendment used in May 2005 private placement.(6)

Exhibit Number	Description of Exhibit
10.5	Stock Incentive Plan, as amended.(12)
10.6	Amended and Restated Executive Employment Agreement effective January 1, 2008, between the registrant and Isaac Cohen.(13)
10.7	Amended and Restated Executive Employment Agreement effective January 1, 2008, between Bionovo, Inc. and Mary Tagliaferri.(13)
10.8	Licensing and Technology Transfer Agreement, dated as of November 6, 2003, with United Biotech Corporation (certain terms of this agreement have been omitted and are subject to confidential treatment granted by the SEC).(14)
10.9	Landlord Consent to Sublease, dated as of December 30, 2003, with Extensity, Inc. and CA-Emeryville Properties Limited Partnership.(3)
10.10	Landlord Consent to Addendum to Sublease, dated July 16, 2004, with CA-Emeryville Properties Limited Partnership and Geac Enterprise Solutions, Inc.(3)
10.11	Office Lease, dated as of July 6, 2005, with Emery Station Joint Venture, LLC.(3)
10.12	Merrill Lynch Bank USA Irrevocable Letter of Credit.(3)
10.13	Underwriting Agreement, dated October 31, 2007, between Bionovo, Inc. and BMO Capital Markets Corp.(10)
10.14	Subscription Agreement used in January 2007 private placement.(11)
10.15	Offer Letter, dated May 29, 2007, from Bionovo, Inc. to Thomas C. Chesterman.(15)
10.16	Amendment Two to Space Lease between Bionovo, Inc. and Fitzsimons Redevelopment Authority.(16)
10.17	Common Stock Purchase Agreement, dated as of July 6, 2010, by and between the registrant and Aspire Capital Fund, LLC.(17)
10.18	Registration Rights Agreement, dated as of July 6, 2010, by and between the registrant and Aspire Capital Fund, LLC.(17)
10.19	Assignment and Assumption Agreement, dated April 6, 2005, among the Registrant, Bionovo, Inc. and Isaac Cohen regarding Employment Agreement.(8)
10.20	Assignment and Assumption Agreement, dated April 6, 2005, among the Registrant, Bionovo, Inc. and Mary Tagliaferri regarding Employment Agreement.(8)
10.21	Letter Agreement, dated September 10, 2009, with Dawson James Securities, Inc.(21)
10.22	First Amendment to Letter Agreement, dated September 23, 2009, with Dawson James Securities, Inc.(21)
10.23	Second Amendment to Letter Agreement, dated September 28, 2009, with Dawson James Securities, Inc.(21)
10.24	Third Amendment to Letter Agreement, dated September 29, 2009, with Dawson James Securities, Inc.(21)
10.25	Master Lease Agreement with Tetra Financial Group(23)
10.26	Sale Leaseback Agreement with Tetra Financial Group(23)
10.26	Master Lease Agreement with De Lage Landen(23)
10.27	Form of Subscription Agreement used in October 2010 registered direct offering.(22)
10.28	Lease Agreement with BMR-Bridgeview Technology Park LLC, dated as of January 12, 2011.(27)
10.29	Securities Purchase Agreement dated December 30, 2011.(29)
10.30	Form of Lock-Up Agreement.(29)
10.31	Employment Agreement, dated January 4, 2012, between Bionovo, Inc., and J. David Boyle II.(29)

Exhibit Number	Description of Exhibit
10.32	Amended and Restated Employment Agreement between Bionovo, Inc. and Isaac Cohen, dated as of January 23, 2012.(30)
10.33	Amended and Restated Employment Agreement between Bionovo, Inc. and Mary Tagliaferri, dated as of January 23, 2012.(30)
10.34*	Form of Purchase Agreement
16.1	Letter regarding change in certifying accountant.(18)
23.1**	Consent of PMB Helin Donovan, LLP, an Independent Registered Public Accounting Firm.
23.2*	Consent of Greenberg Traurig LLP. (Contained in Exhibit 5.1 above).
24.1	Power of Attorney.(19)

*	To be filed by amendment.
**	Filed herewith.
(1)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on April 8, 2005.
(2)	Incorporated by reference to the registrant’s Preliminary Proxy Statement on Schedule 14C filed with the SEC on May 17, 2005.
(3)	Incorporated by reference to the registrant’s Registration Statement on Form SB-2, as amended, initially filed with the SEC on July 5, 2005.
(4)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on May 10, 2007.
(5)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on January 7, 2008.
(6)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on May 11, 2005.
(7)	Incorporated by reference from Exhibit 4 to the registrant’s Form 10-SB 12G filed with the SEC on November 7, 2002.
(8)	Incorporated by reference to the registrant’s Amendment No. 1 to its Current Report on Form 8-K/A filed with the SEC on June 3, 2005.
(9)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on March 10, 2006.
(10)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on November 6, 2007.
(11)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on January 22, 2007.
(12)	Incorporated by reference to the registrant’s Definitive Schedule 14A filed with the SEC on April 17, 2006.
(13)	Incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 13, 2009.
(14)	Incorporated by reference to the registrant’s Amendment No. 5 to its Current Report on Form 8-K/A filed with the SEC on October 19, 2005.
(15)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on July 13, 2007.
(16)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-QSB for the period ended March 31, 2007, filed with the SEC on May 8, 2007.
(17)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2010.
(18)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on February 1, 2007.

(19)	Included in the signature pages of the registrant’s Registration Statement on Form S-1, filed with the SEC on February 8, 2012.
(20)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on January 22, 2005.
(21)	Incorporated by reference to the registrant’s Registration Statement on Form S-1, as amended, initially filed with the SEC on September 10, 2009.
(22)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on October 4, 2010.
(23)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, filed with the SEC on November 12, 2010.
(24)	Incorporated by reference to the registrant’s Registration Statement on Form S-1, filed with the SEC on July 16, 2010.
(25)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on February 2, 2011.
(26)	Incorporated by reference to the registrant’s Amendment No. 1 to the Registration Statement on Form S-1/A, filed with the SEC on January 21, 2011.
(27)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2011, filed with the SEC on May 11, 2011.
(28)	Incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the SEC on November 10, 2011.
(29)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on January 4, 2012.
(30)	Incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on January 27, 2012.